  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 18, 1996.

                                                      REGISTRATION NO. 333-4525

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                           INTERCOAST ENERGY COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
      DELAWARE                       1311                           42-1456354
  (STATE OR OTHER              (PRIMARY STANDARD                      (I.R.S.
  JURISDICTION OF                 INDUSTRIAL                         EMPLOYER
  INCORPORATION OR              CLASSIFICATION                    IDENTIFICATION
   ORGANIZATION)                 CODE NUMBER)                          NO.)


                         666 GRAND AVENUE, 26TH FLOOR
                            DES MOINES, IOWA 50309
                                (515) 281-2693
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                             DONALD C. HEPPERMANN
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         666 GRAND AVENUE, 26TH FLOOR
                            DES MOINES, IOWA 50309
                                (515) 281-2693
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

            LYNNWOOD R. MOORE, JR., ESQ.                                 MARGO S. SCHOLIN, ESQ.
   CONNER & WINTERS, A PROFESSIONAL CORPORATION                           BAKER & BOTTS, L.L.P.
    2400 FIRST PLACE TOWER, 15 EAST 5TH STREET                     3000 ONE SHELL PLAZA, 910 LOUISIANA
           TULSA, OKLAHOMA 74103-4391                                     HOUSTON, TEXAS 77002

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                           PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED         REGISTERED (1)  PER SHARE (2)   PRICE (2)       FEE
- ----------------------------------------------------------------------------------
Common Stock $0.01 par
 value.................  8,222,500 shares     $17.00     $139,782,500  $48,201(3)

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 1,072,500 shares subject to an over-allotment option to be granted to the Underwriters.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457.

(3) $45,366 of such registration fee has been previously paid by the Registrant.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K.

  REGISTRATION
 STATEMENT ITEM     HEADING IN THE FORM                PROSPECTUS CAPTION
 --------------     -------------------                ------------------
  1.            Forepart of the
                 Registration Statement and
                 Outside Front Cover Page
                 of Prospectus.............   Outside Front Cover Page
  2.            Inside Front and Outside
                 Back Cover Pages of
                 Prospectus................   Inside Front and Outside Back Cover
                                              Pages
  3.            Summary Information, Risk
                 Factors and Ratio of
                 Earnings to Fixed
                 Charges...................   Prospectus Summary; Risk Factors;
                                               The Company
  4.            Use of Proceeds............   Prospectus Summary; Use of Proceeds
  5.            Determination of Offering
                 Price.....................   Outside Front Cover Page;
                                               Underwriting
  6.            Dilution...................   Dilution
  7.            Selling Security Holders...   Principal and Selling Stockholder
  8.            Plan of Distribution.......   Outside Front Cover Page;
                                               Underwriting
  9.            Description of Securities
                 to Be Registered..........   Description of Capital Stock
 10.            Interests of Named Experts
                 and Counsel...............                    *
 11.            Information with Respect to
                 the Registrant............   Prospectus Summary; The Company;
                                               Dividend Policy; Unaudited Pro
                                               Forma Combined Financial
                                               Statements; Selected Historical
                                               Financial Data; Management's
                                               Discussion and Analysis of
                                               Financial Condition and Results of
                                               Operations; Business and
                                               Properties; Relationship Between
                                               the Company and the Parent;
                                               Management; Certain Transactions;
                                               Principal and Selling Stockholder;
                                               Description of Capital Stock;
                                               Shares Eligible for Future Sale;
                                               Financial Statements
 12.            Disclosure of Commission
                 Position on
                 Indemnification for
                 Securities Act
                 Liabilities...............                    *

- --------
* Not applicable or answer thereto is negative.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED JULY 18, 1996

                                7,150,000 SHARES

                           INTERCOAST ENERGY COMPANY

                                  COMMON STOCK

                                  -----------

  Of the 7,150,000 shares of Common Stock offered hereby (the "Offering"), 6,150,000 shares are being offered by InterCoast Energy Company ("InterCoast" or the "Company") and 1,000,000 shares are being offered by MidAmerican Capital Company ("MidAmerican Capital" or the "Selling Stockholder"), the Company's sole stockholder. See "Principal and Selling Stockholder." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

  Prior to the Offering, there has been no public market for the Common Stock of the Company (the "Common Stock"). It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol "ICE."

  SEE "RISK FACTORS" ON PAGES 9 TO 16 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURI-TIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                        Underwriting               Proceeds to
                              Price to  Discounts and  Proceeds to   Selling
                               Public  Commissions (1) Company (2) Stockholder
- ------------------------------------------------------------------------------
Per Share...................    $           $             $           $
- ------------------------------------------------------------------------------
Total.......................   $            $             $           $
- ------------------------------------------------------------------------------
Total Assuming Full Exercise
 of Over-Allotment Option
 (3)........................   $            $             $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting."
(2) Before deducting expenses estimated at $895,000, payable pro rata by the Company and the Selling Stockholder.
(3) Assuming exercise in full of the 30-day option granted by the Selling Stockholder to the Underwriters to purchase up to 1,072,500 additional shares, on the same terms, solely to cover over-allotments. See
    "Underwriting" and "Principal and Selling Stockholder."

                                  -----------

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about
     , 1996.

                                  -----------

PAINEWEBBER INCORPORATED                                     MERRILL LYNCH & CO.

                                  -----------

                 THE DATE OF THIS PROSPECTUS IS         , 1996.

                 PRIMARY AREAS OF NATURAL GAS AND OIL ACTIVITY

[MAP IDENTIFYING PRIMARY GEOGRAPHIC AREAS OF THE COMPANY'S NATURAL GAS AND OIL
                      OPERATING ACTIVITIES APPEARS HERE.]


                             CPEX(TM) SUBSCRIBERS

[MAP OF UNITED STATES IDENTIFYING LOCATIONS OF SUBSCRIBERS TO CPEX(TM) APPEARS
                                    HERE.]



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. References to "InterCoast" or the "Company" herein include InterCoast Energy Company and its subsidiaries and their predecessors unless the context otherwise requires. The information in this Prospectus assumes an initial public offering price of $16.00 per share of Common Stock and that, unless otherwise indicated, the Underwriters' over-allotment option will not be exercised. Pro forma information gives effect to the April 1996 Sawyer Canyon Acquisition (as hereinafter defined) and to the acquisition of the assets of GED Gas Services, L.L.C. ("GED"), a natural gas marketing company, effective November 1995. Certain terms relating to the energy industry are defined in "Glossary." Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  InterCoast is an energy company engaged primarily in (i) the development, exploration, acquisition and production of natural gas and crude oil, (ii) the marketing of natural gas and electricity, and (iii) the development and operation of the first market-based national electronic exchange ("CPEX(TM)") for the buying and selling of wholesale electric power and transmission services. The Company's principal natural gas and oil operations are located in Texas, Louisiana, Oklahoma and New Mexico. The Company has increased its natural gas and oil reserves and cash flow through a balanced focus on Extensional Infill drilling (as hereinafter defined), strategic acquisitions of producing properties and regionally focused exploratory drilling. The Company believes its success has resulted from its ability to (i) identify internally a large number of desirable Extensional Infill drilling locations, (ii) apply strict economic and reserve risk criteria to both drilling and acquisition operations, and (iii) operate as an efficient, low-cost producer. Through the implementation of this approach, the Company has replaced 390% of its production at an average finding cost from all sources of $0.85 per Mcfe for the three-year period ended December 31, 1995, after giving pro forma effect to the Sawyer Canyon Acquisition.

  In April 1996, the Company acquired properties in the Sawyer Canyon Field, Sutton County, Texas (the "Sawyer Canyon Acquisition") from Enron Oil & Gas Company at a net purchase price of $45.2 million. The acquired properties include 350 gross (319 net) wells (of which approximately 95% are operated by the Company) and had estimated net proved reserves of 58.2 Bcfe at December 31, 1995, virtually all of which are natural gas. The acquired properties also include 37.2 miles of associated gas gathering lines. After giving pro forma effect to the Sawyer Canyon Acquisition, the Company's estimated net proved reserves have grown by 201%, from 83.5 Bcfe at December 31, 1992, to 251.0 Bcfe at December 31, 1995. At December 31, 1995, on a pro forma basis, approximately 76% of the Company's estimated net proved reserves were natural gas, and the Company's PV-10 Reserve Value was $223.6 million and its standardized measure of discounted future net cash flows was $189.8 million (the $33.8 million difference between the Company's PV-10 Reserve Value and its standardized measure of discounted future net cash flows being the present value of income taxes applicable to such future net cash flows). Average daily production has improved from 27.2 MMcfe during 1992 to 87.1 MMcfe during April 1996, representing an increase of 220%. At March 31, 1996, on a pro forma basis, the net tangible assets and properties of the Company's natural gas and oil operations comprised over 97% of the Company's total tangible asset base.

  The Company is also engaged in natural gas and wholesale electric power marketing. The Company provides a range of natural gas marketing services to industrial and utility customers and natural gas producers in addition to marketing substantially all of the natural gas produced from Company-operated wells. In the electric power sector, which is rapidly shifting from being heavily regulated to becoming a more competitive industry, the Company actively pursues opportunities for the wholesale brokering, purchasing and marketing of electricity. The Company's Federal Energy Regulatory Commission ("FERC") certification as a power marketer became effective in July 1995, allowing it to purchase electricity and resell it to wholesale purchasers. As a recent entrant into this business, the Company's strategic thrust is to expand its electric power marketing business to keep pace with the competitive changes in the electric industry. In a further move, the Company established commercial operation of CPEX(TM) in May 1995. CPEX(TM) permits subscribers, including utilities and other electric power generation, transmission and marketing companies, to electronically buy and sell wholesale electricity and transmission services via the Company's proprietary network.

BUSINESS STRENGTHS AND STRATEGIES

  The Company believes that it has several key strengths and strategies that position it to continue as a successful energy company and respond effectively and rapidly to changing market opportunities. These include:

 . Active Extensional Infill Drilling Program. The Company targets drilling prospects that enhance the economic recovery of natural gas and oil in producing areas to a level greater than that previously achieved by the owners of the prevailing leasehold by increasing the density of wells that penetrate known reservoirs. Typically, development of these prospects requires that the Company obtain some or all of the rights to drill on acreage that is held by production. The Company refers to this approach as "Extensional Infill" drilling which has been implemented by various members of the Company's current management team since 1985. The Company focuses on internally generated Extensional Infill drilling opportunities within the Mid-Continent region, with particular emphasis on north Louisiana, northwest Oklahoma and the Texas panhandle, and southeast New Mexico. Through its Extensional Infill drilling program, the Company has developed 53.7 Bcfe of estimated net proved reserves through the end of 1995 at an average cost of $0.75 per Mcfe. The Company utilizes an experienced team of geologists, petroleum engineers and landmen to generate, evaluate and acquire Extensional Infill prospects, applying strict economic and reserve risk criteria. The Company's geologists regularly monitor and analyze drilling and production activities within their geographic areas of expertise to generate new drilling prospects. Because a majority of the Company's Extensional Infill prospects involve farmouts on acreage not currently leased by the Company, the Company is able to maintain a large number of Extensional Infill prospects without making a major capital investment in an inventory of undeveloped leasehold acreage. As a result of this approach, the Company is able to drill prospects on the basis of their technical and economic merits rather than to retain expiring leasehold positions. During the three-year period ended December 31, 1995, the Company drilled 87 Extensional Infill wells, 52 of which were completed as commercial producers. At April 30, 1996, the Company had in excess of 150 Extensional Infill prospects identified in the core areas in which it operates and anticipates identifying at least 50 additional prospects during the remainder of 1996. The Company currently plans to drill at least 27 Extensional Infill wells based on its $12 million 1996 capital budget for Extensional Infill drilling.

 . Strategic Producing Property Acquisitions. The Company seeks strategic acquisitions of producing properties where it can obtain operational control and where opportunities exist both to reduce operating costs and increase production and reserves through Extensional Infill drilling and other exploitation activities. From April 1, 1992 through April 30, 1996, the Company acquired 188.7 Bcfe of estimated net proved reserves through 31 acquisitions at an average acquisition cost of $0.67 per Mcfe. In many situations, the Company's acquisition of producing properties originates from the identification of Extensional Infill drilling prospects. The Company's most successful acquisition involving this approach was the acquisition of its interests in the Elm Grove Field, Bossier Parish, Louisiana. In early 1994, a Company geologist generated a number of Extensional Infill drilling prospects in the Elm Grove Field. The Company was able to acquire the 15 marginal producing wells in the field at a cost of $6.7 million in August 1994. It then assumed operations of the field and has since drilled 11 productive wells, recompleted 6 of the 15 existing wells to access the behind pipe reserves and discovered a deeper productive zone not previously produced in the field. As a result of the Company's enhancement efforts, gross average daily production from the Elm Grove Field has increased from 2 MMcf when acquired to a rate of 10 MMcf during April 1996, and estimated net proved reserves increased from 15.2 Bcfe at the time of acquisition to approximately 31.6 Bcfe (including net production of 3.1 Bcfe since its acquisition) at December 31, 1995.

 . Regionally Focused Exploratory Drilling Program. The Company initiated a regionally focused exploratory drilling program in 1994. The Company generally seeks larger exploratory prospects which are based upon good subsurface geologic control on unproved structures or features which provide both significant reserve potential and an opportunity for multiple well locations. The Company focuses its exploratory efforts primarily in the Gulf Coast region where its personnel have extensive experience. The Company currently plans to drill 6 to 8 exploratory wells in 1996, primarily in the Gulf Coast region, based on a 1996 budget for exploratory drilling of $4 million, which represents 25% of the Company's total drilling budget.

 . Efficient Operator. The Company pursues workovers, recompletions and other production optimization methods in order to exploit the additional production capabilities of its existing reserve base, new well completions and newly acquired properties. For this reason, the Company prefers to operate its properties in order to enhance its ability to maximize their present value and to maintain control of operating expenses and the timing and amount of capital expenditures. At April 30, 1996, the Company owned interests in 2,051 gross (667 net) wells, approximately 32% gross (83% net) of which are operated by the Company. The Company believes that it is a low-cost operator as indicated by its lease operating expenses of $0.61 per Mcfe during 1995 ($0.50 per Mcfe during the first quarter of 1996). The Company has generally found that it has been able to increase product prices and reduce costs when compared to the prior operators of its newly acquired properties.

 . Natural Gas Marketing. During the first quarter of 1996, the Company marketed over 200 MMcf per day of natural gas, including approximately 50 MMcf per day of natural gas from its operated wells. The Company's natural gas marketing activities provide the Company with the opportunity to maximize both the current sales volumes and the price received for its natural gas production and to minimize marketing and transportation costs. The Company intends to expand its existing natural gas marketing business and acquire other natural gas marketing companies where strategic synergies exist. Effective November 1995, the Company acquired the assets of GED, a natural gas marketing company that specializes in aggregating volumes purchased from producers, and, in the first quarter of 1996, the Company opened a natural gas marketing office to focus on market opportunities in the northern end of the Mid-Continent area.

 . Electric Power Marketing. The electric industry is rapidly shifting from being heavily regulated to becoming a more competitive industry. In 1992, Congress passed the Energy Policy Act which accelerated competitive trends within the electric industry. The Company commenced electric wholesale power brokering operations in October 1993. As a broker, the Company acts as an intermediary between wholesale buyers and sellers. Effective July 1995, the Company's FERC certification as a power marketer became effective which allows it to fully engage in the wholesale purchase and sale of electricity. To date, the Company has brokered and marketed sales of electricity among over 60 utilities. Since attaining marketer status, the Company has experienced a steady increase in total quarterly sales. The Company believes it will be able to capitalize on expanding marketing opportunities created within the increasingly competitive electric power industry.

 .  First Market-Based National Electronic Power Exchange. In May 1995, the
   Company launched commercial operation of CPEX(TM), the first market-based national electronic exchange for the buying and selling of wholesale electric power and transmission services. As of April 30, 1996, CPEX(TM) had 30 subscribers with operations in 25 states. Subscribers utilize CPEX(TM) to electronically buy and sell electricity and transmission services through on-site computers in the competitive wholesale market for the next one-hour and four-hour durations. As both the number of CPEX(TM) subscribers and their familiarity with the competitive exchange of electric power have increased, the Company has seen a rise in the number of megawatt hours ("MWh") traded on CPEX(TM). The Company's strategy is to continually upgrade the capabilities of CPEX(TM) and expand market penetration in order to maintain its industry-leading position in the market-based electronic trading of wholesale electric power.

RELATIONSHIP WITH MIDAMERICAN CAPITAL

  The Company is currently an indirect wholly owned subsidiary of MidAmerican Energy Company ("MidAmerican Energy"). MidAmerican Energy, an electric and gas utility, was formed in July 1995 as a result of the merger of Iowa-Illinois Gas and Electric Company and Midwest Resources Inc. MidAmerican Energy, through its wholly owned subsidiary, MidAmerican Capital, currently owns a total of 7,927,500 shares of Common Stock that were acquired on May 23, 1996, in exchange for the stock of the Company's operating subsidiaries valued at $104.8 million as of March 31, 1996, consisting of aggregate retained earnings of $18.7 million and aggregate cash capital contributions of $86.1 million. After the Offering, MidAmerican Capital will own 6,927,500 shares of Common Stock (or 5,855,000 shares of Common Stock if the Underwriters exercise their over-allotment option in full) or approximately 49% (or 42% if the Underwriters exercise their over-allotment option in full) of the outstanding shares of Common Stock. As a result of such stock ownership, MidAmerican Capital and MidAmerican Energy will in all likelihood be able to elect all members of the Board of Directors of the Company (the "Board of Directors") and to control the vote on matters submitted to the Board of Directors. It is contemplated that upon completion of the Offering the Board of Directors will be comprised of seven members, five of whom will be directors or current or former officers of MidAmerican Energy, MidAmerican Capital or the Company.

  In connection with the Offering, the Company and MidAmerican Capital will enter into certain agreements providing for, among other things, demand registration rights, tax sharing arrangements, general indemnification of MidAmerican Capital, subleases of office space and administrative services to be provided by either party to the other. The Company and MidAmerican Capital and its other affiliates may enter into other transactions and agreements from time to time in the future. The relationship between the Company and MidAmerican Capital and its other affiliates may give rise to conflicts of interest with respect to, among other things, transactions and agreements among the Company and MidAmerican Capital and its other affiliates, potential competitive business activities or business opportunities, issuances of additional shares of voting securities, the election of directors or the payment of dividends, if any, by the Company. There can be no assurance that conflicts will be resolved in favor of the Company.

  The Board of Directors will utilize procedures in evaluating the terms and provisions of any material transactions between the Company and MidAmerican Capital or its affiliates as the Board of Directors may deem appropriate in light of its fiduciary duties under state law, including, when appropriate, consideration by the disinterested directors. The Company intends that all future transactions and agreements between the Company and MidAmerican Capital or its other affiliates will be at least as favorable to the Company as could be obtained from third parties.

  MidAmerican Energy and MidAmerican Capital will realize certain benefits as a result of the Offering, including proceeds from the sale of shares of Common Stock and the creation of a public market for the Common Stock. In addition, all of the net proceeds to the Company from the Offering will be used to repay indebtedness under the Company's revolving credit facility, which was borrowed to repay notes payable to MidAmerican Capital.

                                  THE OFFERING

Common Stock Offered by the Compa-   6,150,000 shares
 ny................................
Common Stock Offered by the Selling  1,000,000 shares
 Stockholder.......................
Common Stock to be Outstanding af-   14,079,500 shares (1)
 ter the Offering..................
Use of Proceeds....................  The net proceeds to the Company of the
                                     Offering are estimated to be $90.7 million
                                     and will be used to repay the indebtedness
                                     outstanding under the Company's revolving
                                     credit facility. See "Use of Proceeds."
New York Stock Exchange Symbol.....  ICE

- --------
(1) Includes 2,000 restricted shares of Common Stock issuable under the Company's Non-Employee Director Restricted Stock Plan upon completion of the Offering but does not include 541,600 shares of Common Stock reserved for issuance pursuant to outstanding options under the Company's Long Term Incentive Plan. See "Management--Long-Term Incentive Stock Plan" and "Management--Director Stock Plan."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following table sets forth, as of and for each of the periods indicated, certain summary historical and summary pro forma financial data for the Company giving effect to certain acquisitions and the Offering. The historical data as of March 31, 1996 and for the three months ended March 31, 1996 and 1995 are unaudited and the results for such periods are not necessarily indicative of results for the full year. In the opinion of management, such unaudited historical data reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The summary pro forma financial information, except in the case of balance sheet data, reflects the Sawyer Canyon Acquisition and the acquisition of the assets of GED as if such acquisitions occurred on January 1, 1995 and gives effect to the Offering. The unaudited summary pro forma balance sheet data reflect the Sawyer Canyon Acquisition as if it occurred on March 31, 1996 and give effect to the Offering. The summary historical financial data should be read in conjunction with the consolidated financial statements of the Company included elsewhere in this Prospectus and "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary pro forma financial data are derived from the Unaudited Pro Forma Combined Financial Statements included elsewhere in this Prospectus, and should be read in conjunction therewith.

                                                                            THREE MONTHS
                                 YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                          ----------------------------------------- ------------------------------
                                                         PRO FORMA                      PRO FORMA
                                                        AS ADJUSTED                    AS ADJUSTED
                            1993      1994      1995       1995      1995      1996       1996
                          --------  --------  --------  ----------- -------  --------  -----------
INCOME STATEMENT DATA:
 InterCoast Oil and Gas
  Company
 Gas and oil revenues...  $ 37,359  $ 44,466  $ 48,109   $ 61,193   $10,995  $ 15,647   $ 19,072
 Gas and oil operating
  expenses..............    (9,616)  (15,016)  (14,552)   (17,505)   (3,645)   (3,508)    (4,122)
 Depreciation, depletion
  and amortization
  expense...............   (13,535)  (18,602)  (21,489)   (27,897)   (5,115)   (6,214)    (7,567)
 General and
  administrative
  expense, net..........    (2,183)   (2,633)   (2,288)    (2,508)     (640)     (714)      (769)
                          --------  --------  --------   --------   -------  --------   --------
                            12,025     8,215     9,780     13,283     1,595     5,211      6,614
                          --------  --------  --------   --------   -------  --------   --------
 InterCoast Energy
  Marketing
 Natural gas sales
  revenues..............    16,715    13,700    24,066     82,269     1,996    34,972     34,972
 Cost of gas sold.......   (16,216)  (13,142)  (23,218)   (80,434)   (1,874)  (34,184)   (34,184)
 Gathering system
  revenues..............       --        --        --       1,594       --        --         315
 Gathering system
  expenses..............       --        --        --        (105)      --        --         (31)
 Electric power sales
  revenues..............        19       446       421        421       --        406        406
 Cost of electric power
  sold..................       --        --       (325)      (325)      --       (292)      (292)
 Operating expenses.....      (369)     (778)     (952)    (1,918)     (209)     (596)      (596)
 General and
  administrative
  expense...............      (163)     (314)     (410)      (410)     (103)     (181)      (181)
                          --------  --------  --------   --------   -------  --------   --------
                               (14)      (88)     (418)     1,092      (190)      125        409
                          --------  --------  --------   --------   -------  --------   --------
 Continental Power
  Exchange, Inc.
  Administrative and
  development expense,
  net...................       --       (849)   (3,442)    (3,442)     (460)     (739)      (739)
                          --------  --------  --------   --------   -------  --------   --------
 Corporate expenses.....    (1,013)   (1,553)   (1,554)    (2,738)     (389)     (472)      (705)
                          --------  --------  --------   --------   -------  --------   --------
 Income before income
  taxes.................    10,998     5,725     4,366      8,195       556     4,125      5,579
 Provision for income
  taxes.................     4,984     2,324     1,481      2,821       189     1,529      2,037
                          --------  --------  --------   --------   -------  --------   --------
 Net income.............  $  6,014  $  3,401  $  2,885   $  5,374   $   367  $  2,596   $  3,542
                          ========  ========  ========   ========   =======  ========   ========
 Average common shares
  outstanding...........     7,928     7,928     7,928     14,078     7,928     7,928     14,078
 Earnings per common
  share.................  $   0.76  $   0.43  $   0.36   $   0.38   $  0.05  $   0.33   $   0.25
                          ========  ========  ========   ========   =======  ========   ========
CASH FLOW AND OTHER DA-
 TA:
 EBITDA (1).............  $ 24,670  $ 25,356  $ 27,359   $ 37,596   $ 6,179  $ 10,477   $ 13,284
 Net cash provided
  (used) by:
 Operating activities...    25,535    22,800    38,186     47,083    12,271    13,793     16,092
 Investing activities...   (73,700)  (43,491)  (43,522)   (88,762)  (11,155)  (14,310)   (59,550)
 Financing activities...    50,441    22,186     8,512     53,752    (1,438)   (5,907)    39,333

                                                              MARCH 31, 1996
                                                          ----------------------
                                                                      PRO FORMA
                                                          HISTORICAL AS ADJUSTED
                                                          ---------- -----------
BALANCE SHEET DATA:
 Cash and cash equivalents...............................  $  1,879   $    381
 Working capital.........................................     1,761        263
 Total assets............................................   204,091    247,833
 Long-term debt..........................................    47,000         --
 Stockholders' equity....................................   104,757    195,499

- -------
(1) EBITDA is income before income taxes, interest, depreciation, depletion and amortization. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

SUMMARY HISTORICAL AND PRO FORMA NATURAL GAS AND OIL OPERATING AND RESERVE DATA

  The following table sets forth summary information, on a historical and pro forma basis for the Sawyer Canyon Acquisition, with respect to the operation of the Company's natural gas and oil properties and the Company's estimated proved natural gas and oil reserves at the end of the periods indicated. See "Business and Properties--Natural Gas and Oil Reserves" and "Business and Properties-- Production, Prices and Operating Expenses."

                                                                THREE MONTHS
                              YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                         --------------------------------- -----------------------
                                                 PRO FORMA               PRO FORMA
                          1993    1994    1995     1995     1995   1996    1996
                         ------- ------- ------- --------- ------ ------ ---------
PRODUCTION:
 Natural gas (MMcf).....  12,742  15,591  17,835  25,980    4,066  5,113   6,727
 Oil and liquids
  (MBbls)...............     691   1,024   1,028   1,045      252    316     320
 Total (MMcfe)..........  16,887  21,737  24,003  32,250    5,578  7,008   8,648
AVERAGE SALES PRICE:
 Natural gas (per Mcf)
  (1)................... $  2.04 $  1.82 $  1.65  $ 1.63   $ 1.61 $ 2.00  $ 2.02
 Oil (per Bbl)..........   16.07   14.93   16.45   16.43    16.41  17.64   17.70
AVERAGE COSTS (PER
 MCFE):
 Lease operating ex-
  pense................. $  0.57 $  0.69 $  0.61  $ 0.54   $ 0.65 $ 0.50  $ 0.48
 Depreciation, depletion
  and amortization......    0.80    0.86    0.90    0.87     0.92   0.89    0.87
 General and administra-
  tive, net (2).........    0.13    0.12    0.10    0.08     0.11   0.10    0.09

                                                    DECEMBER 31,
                                        ---------------------------------------
                                                                      PRO FORMA
                                          1993      1994      1995      1995
                                        --------  --------  --------  ---------
ESTIMATED PROVED RESERVES:
 Natural gas (MMcf)....................  112,023   148,611   133,673   191,427
 Oil and liquids (MBbls)...............    8,955     7,304     9,844     9,923
 Total (MMcfe).........................  165,754   192,434   192,737   250,965
 Estimated future net cash flows before
  income taxes, discounted at 10% per
  annum (in thousands) (3)............. $137,711  $144,595  $168,159  $223,571
 Standardized measure of discounted fu-
  ture net cash flows (in thousands)
  (3).................................. $118,202  $126,044  $136,924  $189,778
 Percent of proved developed reserves..       90%       81%       83%       86%
 Reserve Life Index (in years) (4).....      9.8       8.9       8.0       7.8
RESERVE REPLACEMENT DATA:
 Finding costs (per Mcfe) (5).......... $   0.73  $   0.73  $   0.85  $   0.85
 Production replacement ratio (6)......      612%      263%      107%      349%

- --------
(1) Includes the results of the Company's price risk management activities. See "Business and Properties--Natural Gas and Oil Production Marketing Activities."
(2) Before allocation of corporate expenses.

(3) The difference between estimated future net cash flows before income taxes, discounted at 10% per annum and the standardized measure of discounted future net cash flows of $19,509,000, $18,551,000, $31,235,000 and
    $33,793,000 for 1993, 1994, 1995 and 1995 on a pro forma basis, respectively, is the present value of income taxes applicable to such future net cash flows.

(4) Calculated by dividing year-end proved reserves by annual actual or pro forma production (as applicable) for the most recent year.

(5) Represents the average finding costs over a three-year period, ending at the end of the period presented.

(6) Equals current period reserve additions through acquisitions of reserves, extensions and discoveries, and revisions to prior estimates divided by the production for such period.

                                 RISK FACTORS

  The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the shares of Common Stock offered hereby.

VOLATILITY OF NATURAL GAS AND OIL PRICES; INDUSTRY CONDITIONS

  The Company's financial condition, profitability and future rate of growth and the carrying value of its natural gas and oil properties are significantly dependent upon prevailing prices for natural gas, oil and condensate. The Company's ability to maintain its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon natural gas and oil prices. The energy markets have historically been, and are likely to continue to be, volatile and prices for natural gas and oil are subject to large fluctuations in response to relatively minor changes in the supply and demand for natural gas and oil, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include weather conditions in the United States, the condition of the United States economy, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and other petroleum producing areas, the foreign and domestic supply of natural gas and oil, the price of foreign imports and the availability of alternate fuel sources. A substantial or extended decline in natural gas and oil prices could have a material adverse effect on the Company's financial position, results of operations, quantities of natural gas and oil reserves that may be economically produced, carrying value of its proved reserves and access to capital. In addition, the marketability of the Company's and third party production depends upon a number of factors beyond the Company's control, including the availability and capacity of transportation and processing facilities, the effect of federal and state regulation of natural gas and oil production and transportation, changes in supply due to drilling by other producers and changes in demand. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties-- Natural Gas and Oil Production Marketing Activities."

PRICE RISK MANAGEMENT

  In connection with the marketing of its own natural gas production, the Company has entered into, and intends in the future to enter into, price risk management contracts and arrangements. See "Business and Properties--Natural Gas and Oil Production Marketing Activities." These contracts involve fixed for floating price swap agreements on notional volumes which require payments to (or the receipt of payments from) counterparties to such agreements based on the differential between a fixed and variable price for natural gas. The Company maintains coverage of such notional volumes with adequate physical volume deliveries at the hub points used to price such agreements. The Company utilizes these contracts in an effort to reduce risks relating to the volatility of natural gas prices. However, such transactions may also limit potential gains by the Company if natural gas prices were to rise substantially over the price established by the contracts. The contracts are subject to market risks relating to potential future increases in natural gas prices which must be managed by the Company on a portfolio basis. Additionally, credit risks exist because a party to a contract may not be able to perform the contract in accordance with its terms. The Company is currently party to swap arrangements covering an amount of natural gas volumes which is equal to approximately 50% of its current total monthly production of its equity gas, at a weighted average price of $2.047 per MMBtu at May 1, 1996.

  In connection with its third party natural gas marketing activities, the Company also has entered into, and intends in the future to enter into, price risk management contracts and arrangements. See "Business and Properties-- Natural Gas and Oil Production Marketing Activities." These contracts and arrangements relate to natural gas and include forward contracts involving physical delivery of natural gas, swap agreements which require payments to (or the receipt of payments from) counterparties to such agreements based on the differential between a fixed and variable price for natural gas, swap agreements designed to translate geographic pricing differences ("basis"), New York Mercantile Exchange ("NYMEX") or other exchange-traded options, over-the-counter options and other similar contractual arrangements. The Company utilizes these contracts in an effort to reduce risks relating to the volatility of natural gas prices. The contracts themselves involve certain risks, including volatility risks and regional supply and demand aberrations which must be managed by the Company on a portfolio basis. Additionally, credit risks exist because a party to a contract may not be able to perform the contract in accordance with its terms. There also exists a delivery or receipt risk that the Company or a counterparty may not be able to fulfill its physical requirements due to reasons within or outside its control. In the event of non-performance, the Company may be required to purchase or sell natural gas at prices greatly above or below market prices to fulfill contractual obligations or the Company may be required to make certain payments in order to satisfy its obligations under the contracts, possibly without legal recourse against the non-performing party. While the Company is not currently involved in similar contracts and arrangements with respect to electric power, it is anticipated that in the future similar types of activities may be undertaken with respect to electric power.

  Certain employees of the Company are authorized to enter into risk management contracts and arrangements within the Company's risk management guidelines. There is no assurance that these guidelines will prevent significant losses relating to these contracts and arrangements. Further, these guidelines may not adequately address market volatility and other risks associated with these contracts and arrangements. In addition, the risk exists that these contracts and arrangements could be entered into or traded outside of the guidelines. If these employees enter into or buy and sell these contracts and arrangements outside these guidelines, such activity could result in significant losses.

RESERVE REPLACEMENT RISKS

  The Company's future performance is dependent upon its ability to find, develop and acquire additional natural gas and oil reserves that are economically recoverable. Without successful drilling or acquisition activities, the Company's reserves and revenues will decline. No assurances can be given that the Company will be able to find and develop or acquire additional reserves at an acceptable cost. Further, the Company's approach to obtaining drilling rights for its Extensional Infill drilling prospects depends upon the willingness of property owners to grant the necessary drilling rights to the Company after the prospects have been identified by the Company. The Company may encounter difficulty in obtaining grants of farmouts on certain of its locations on reasonable terms, in which case the Company may not be able to obtain the drilling rights at all, or it may incur substantial costs or burdens or experience significant delays before finally obtaining the desired rights.

  The Company's natural gas and oil business is capital intensive and, to maintain its asset base of natural gas and oil reserves, a significant amount of cash flow from operations must be reinvested in property acquisitions and development and exploration activities. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investments to maintain or expand its asset base would be impaired. Without such investment, the Company's natural gas and oil reserves would decline.

  The successful acquisition of producing properties requires an assessment of recoverable reserves, future natural gas and oil prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. In addition, no assurances can be given that the Company's exploitation and development activities will result in any increases in reserves. The Company's operations may be curtailed, delayed or canceled as a result of lack of adequate capital and other factors, such as title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties or shortages or delays in the delivery of equipment. In addition, the costs of exploitation and development may materially exceed initial estimates.

RELIANCE ON ESTIMATES OF NATURAL GAS AND OIL RESERVES

  The reserve data set forth in this Prospectus represent only estimates of Netherland, Sewell and Associates, Inc., other third-party petroleum engineers and the Company. Reserve engineering is a subjective process of estimating the recovery of underground accumulations of natural gas and oil that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of the available data, of the assumptions made, and of engineering and geological interpretation and judgment. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows therefrom necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. As a result, any such estimates are inherently imprecise, and estimates by other engineers, or by the same engineers at a different time, might differ materially from those included herein. Actual prices, production, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves will vary from those assumed in the estimates and such variances may be significant. Any significant variance from the assumptions could result in the actual quantity of the Company's reserves and future net cash flow therefrom being materially different from the estimates set forth in this Prospectus. In addition, the Company's estimated reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing natural gas and oil prices, operating and development costs and other factors. The Company's properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. See "Business and Properties--Natural Gas and Oil Reserves."

  The present worth of future net cash flows set forth herein should not be construed as the current market value or the value at any prior date of the estimated natural gas and oil reserves attributable to the Company's properties. In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), the estimated discounted future net revenues from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. Actual future prices and costs may be materially higher or lower. Actual future net revenues also will be affected by factors such as actual production, supply and demand for natural gas and oil, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs.

OPERATING RISKS

  The natural gas and oil business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases. Any of these occurrences could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations. The presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause such activity to be unsuccessful, resulting in a total loss of the Company's investment in such activity. Although the Company maintains insurance coverage considered to be customary in the industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of the high premium costs. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities, or that such insurance will continue to be available or available on terms which are acceptable to the Company. See "Business and Properties-- Operational Hazards and Insurance."

CERTAIN RISKS OF NATURAL GAS MARKETING OPERATIONS

  The profitability of the Company's natural gas marketing operations depends in large part on the ability of the Company's management to assess and respond to changing market conditions in negotiating natural gas purchase and sales agreements. The inability of management to respond appropriately to changing market conditions could have a negative effect on the profitability of the Company's natural gas marketing businesses. Under certain agreements, the Company is obligated to purchase or sell specified quantities of natural gas at prices related to the market price. Although the Company attempts to match its purchase obligations with sales obligations in certain instances, it is still subject to price risk, particularly where the index or market for determining the purchase price under a contract is different from the index or market for determining the sales price under the corresponding contract. The Company uses financial risk management techniques to hedge its price risk, but these techniques and actions do not eliminate all such risk. See "--Price Risk Management."

  In the natural gas marketing business, a buyer's ability to purchase natural gas is affected by its financial strength. In the past, MidAmerican Capital has provided letters of credit and guarantees to support certain of the Company's purchases of natural gas. Accordingly, the Company's historical ability to purchase and the volumes and terms of its purchases have been dependent, in part, on the financial support of MidAmerican Capital. After the Offering, the Company's own financial strength may affect its ability to purchase and the volumes and terms under which it will be able to purchase natural gas. The Company's working capital decreased from $11.5 million at December 31, 1995, to $1.8 million at March 31, 1996, primarily on account of the use of cash to reduce debt and fund certain investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." The Company believes that its cash flow from operations and amounts available under its revolving credit facility will provide the Company with sufficient liquidity to finance its ongoing business activities, including its natural gas marketing operations. There can be no assurance, however, that the Company's financial strength will be sufficient to provide the financial support that may be required to continue the present volume of purchases or to permit increased volumes of purchases at acceptable prices.

CERTAIN RISKS AFFECTING CPEX(TM)

  The electric energy power exchange business is an emerging industry characterized by technological change, new product and service introductions and evolving industry standards. The future success of CPEX(TM) will depend in large part on the Company's ability to anticipate industry standards, quickly adopt and integrate industry advancements and enhance its products and services on a timely basis to keep pace with technological changes and changes in the power exchange market. Any delay or failure to respond to market or technological changes or evolving industry standards, or the failure of CPEX(TM) to achieve market acceptance, could have a material adverse effect on the future operations of CPEX(TM). Although the Company is developing in-house capabilities to support its current CPEX(TM) software applications and to develop new software applications for its CPEX(TM) operations, it will continue to rely heavily on the services of third party specialty software development firms. Because of the Company's reliance on such third party services, it may not be able to control either the software support services required in its CPEX(TM) operations or the timing of the development and implementation of new software and hardware configurations, delays in which could cause the Company to lose market share to its competitors. Further, there can be no assurance that legal protections relied upon by the Company to protect the proprietary intellectual property rights underlying its trading network will be adequate or that the Company's competitors will not independently develop technologies which are substantially equivalent or superior to the Company's technologies. The Company's CPEX(TM) operations have incurred losses since their inception, and there can be no assurance that such operations will become profitable. CPEX(TM) is in the early stage of commercial operation, and there can be no assurance of its future viability or that the Company will recover its investment in CPEX(TM).

CERTAIN RISKS AFFECTING ELECTRIC POWER MARKETING OPERATIONS

  Although in the early stages of development, the wholesale electric power marketing business is very competitive with approximately 200 companies to date having received FERC certification as power marketers. Many of these competitors have greater financial resources than the Company and direct access to generating resources. The Company neither owns nor has any long-term rights to any electric generating resources. There can be no assurance that the Company will be able to procure adequate amounts of electricity at reasonable prices or to find markets for such electricity. The Company has only recently entered the power marketing business, and its power marketing operations have incurred losses in the past. There can be no assurance that such operations will become profitable.

DEPENDENCE ON KEY PERSONNEL; LIMITED OPERATING HISTORY

  The Company's operations are dependent upon a relatively small group of management and technical personnel. The loss of one or more of these individuals could have a material adverse effect on the Company.

See "Management--Directors and Executive Officers." In addition, the Company's power marketing and CPEX(TM) operations have a limited operating history and are essentially start-up operations.

COMPETITION

  The energy industry is highly competitive, particularly with respect to the acquisition of desirable natural gas and oil properties and in marketing natural gas and oil production and electricity. The Company competes with major and independent energy companies (including public utilities), as well as numerous individuals and marketers. The availability of funds and information relating to a property, the investment criteria utilized by the Company and the availability of alternate fuel sources are factors which also affect the Company's ability to compete. In addition, the Company faces intense competition in the natural gas marketing and power marketing businesses. Competition is also emerging in electric energy exchange networks. The Company expects competition to increase in these markets from both existing competitors and other companies that may enter these markets in the future. Many of the Company's competitors in its business activities have financial and other resources and acquisition, exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete with these companies. See "Business and Properties--Competition."

GOVERNMENTAL REGULATION

  Oil and gas operations are subject to various federal, state and local governmental regulations which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. These laws and regulations have continually imposed increasingly strict requirements for water and air pollution control and solid waste management. To date, expenditures related to compliance with these laws have not been significant. The Company believes, however, that the trend of more expansive and stricter environmental legislation and regulations will continue and such legislation may result in additional costs to the Company in the future. Amendments to the Resource Conservation and Recovery Act to regulate further the handling, transportation, storage and disposal of oil and gas exploration and production wastes have been considered by Congress and may be adopted. Such legislation, if enacted, could have a significant adverse impact on the Company's operating costs. See "Business and Properties--Regulation."

  Although the Company's natural gas marketing business is generally not subject to federal or state regulation, many of the parties with whom the Company does business (including interstate and intrastate pipelines, gathering and storage companies, and local distribution companies) are subject to federal and state regulation. As a result, changes in governmental regulations may have an adverse impact on the Company's natural gas marketing business. In addition, such parties may also file tariffs at the federal and/or state level on account of their regulated status, changes in which may have an adverse effect on the Company's natural gas marketing business. Finally, because the Company's natural gas marketing business is affiliated with a regulated utility, it is possible that government regulation could directly or indirectly adversely impact such a business. See "Business and Properties--Regulation."

  The timing and direction of future federal and state regulatory actions will likely impact the Company's power marketing and electricity trading exchange operations. The Company has designed CPEX(TM) and has plans for future system developments predicated on the regulatory freedom for wholesale and, eventually, retail electricity users to choose among supply sources and transmission paths. Federal and state legislation and decisions that federal and various state regulators make about whether, when and how retail competition may come about, the terms and conditions under which traditional utilities will be allowed to compete, and whether state or federal governmental authorities will establish or approve power exchanges, will likely have a significant bearing on the Company's ability to compete in this market. Additionally, future changes in the regulation of power marketers and the regulation of power marketing in general by the FERC or state authorities are possible. Currently, the Company is essentially free to compete for wholesale electricity customers across the United States, except for certain transactions involving MidAmerican Energy. While there are no regulatory proceedings currently pending or in the planning stages of which the Company is aware that would further restrict the Company's ability to compete, there can be no assurance that regulatory changes might not take place in the future that could adversely impact the Company's ability to compete. See "Business and Properties--Regulation."

PRINCIPAL STOCKHOLDER

  MidAmerican Energy, through its wholly owned subsidiary MidAmerican Capital, currently owns 7,927,500 shares of Common Stock and after the Offering will own 6,927,500 shares of Common Stock (or 5,855,000 shares of Common Stock if the Underwriters exercise their over-allotment option in full) or approximately 49% (or 42% if the Underwriters exercise their over-allotment option in full) of the outstanding shares of Common Stock. Such concentration of ownership of Common Stock may have an adverse effect on the market price of the Common Stock. As a result of such stock ownership, MidAmerican Capital and MidAmerican Energy will in all likelihood be able to elect all members of the Board of Directors and to control the vote on matters submitted to the Board of Directors or stockholders, including, without limitation, matters relating to the Company's exploration, development, capital, operating and acquisition expenditure plans. It is contemplated that upon completion of the Offering the Board of Directors will be comprised of seven members, five of whom will be directors or current or former officers of MidAmerican Energy, MidAmerican Capital or the Company. See "Relationship Between the Company and the Parent" and "Principal and Selling Stockholder."

  In connection with the Offering, the Company and MidAmerican Capital will enter into certain agreements, including a registration rights agreement, a tax sharing agreement, an administrative services agreement, two sublease agreements and a general indemnification agreement, to provide for certain transactions and relationships between the parties. Pursuant to the indemnification agreement, the Company will agree to indemnify MidAmerican Capital and its affiliates against liabilities associated, among other things, with the Company's business prior to and after the Offering, employment and employee benefit matters arising from the corporate restructuring of MidAmerican Capital, and the Offering. Some of these liabilities could be substantial. See "Relationship Between the Company and the Parent--Contractual Arrangements." The Company and MidAmerican Capital and its other affiliates may enter into other transactions and agreements from time to time in the future. The relationship between the Company and MidAmerican Capital and its other affiliates may give rise to conflicts of interest with respect to, among other things, transactions and agreements among the Company and MidAmerican Capital and its other affiliates, potential competitive business activities or business opportunities, issuances of additional shares of voting securities, the election of directors or the payment of dividends, if any, by the Company. There can be no assurance that conflicts will be resolved in favor of the Company. There are no contractual or other restrictions on the ability of MidAmerican Capital or its other affiliates to engage in oil and gas exploration and production, natural gas marketing or electric power marketing or in the operation of an electric power trading exchange. Circumstances presently exist and could arise in the future in which the Company and MidAmerican Capital or its other affiliates engage in activities in competition with one another. See "Relationship Between the Company and the Parent--Potential Conflicts of Interest."

  MidAmerican Energy and MidAmerican Capital will realize certain benefits as a result of the Offering, including proceeds from the sale of shares of Common Stock owned by MidAmerican Capital and the creation of a public market for the Common Stock which will provide a market indication of the value of the Company. See "Principal and Selling Stockholder" and "Shares Eligible for Future Sale." In addition, all of the net proceeds to the Company from the Offering will be used to repay indebtedness under the Company's revolving credit facility which was borrowed to repay notes payable to MidAmerican Capital. See "Use of Proceeds."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE; DILUTION

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company, MidAmerican Capital and the Underwriters and may not be indicative of the future market price for the Common Stock. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. There can be no assurance that an active trading market for the Common Stock will develop following the Offering or, if developed, that it will be sustained. The market price of the Common Stock could also be subject to significant fluctuation in response to variations in results of operations and other factors. Investors in the Common Stock offered hereby will also experience immediate and substantial dilution in the net tangible book value of their shares of Common Stock. At an assumed public offering price of $16.00 per share, the dilution to investors would be $2.42 per share. In addition, MidAmerican Capital acquired its shares of Common Stock at a per share price that is substantially less than the initial public offering price. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  MidAmerican Capital has agreed not to dispose of any shares of Common Stock, other than pursuant to the Offering, without the prior consent of PaineWebber Incorporated for a period of 180 days from the date of this Prospectus. The shares of Common Stock held by MidAmerican Capital are deemed "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and may be resold after the 180-day period only upon registration under the Securities Act or pursuant to an exemption from registration, including exemptions contained in Rule 144. MidAmerican Capital will be granted certain rights to demand registration of its shares of Common Stock at any time commencing six months from the date of the closing of the Offering. See "Relationship Between the Company and the Parent-- Contractual Arrangements--Registration Rights Agreement." As of the date hereof, options exercisable for 541,600 shares of Common Stock were outstanding under the Company's 1996 Long Term Incentive Plan, none of which are currently exercisable. Generally, all shares issued upon the exercise of such options will be freely tradeable under the Securities Act. Future sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price of Common Stock. The Company is unable to make any prediction as to the effect, if any, that the future sales of Common Stock or the availability of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. See "Shares Eligible for Future Sale."

FORWARD-LOOKING STATEMENTS

  There are a number of statements in this Prospectus which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), wells to be drilled or reworked, natural gas and oil prices and demand, drilling prospects to be identified, expansion and other development trends of industry segments in which the Company is active, acquisitions of assets and businesses, production of natural gas and oil reserves, expansion and growth of the Company's businesses and operations, and other such matters. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate under the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this section; general economic, market or business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulations and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations.

BLANK CHECK PREFERRED STOCK

  The Company's Certificate of Incorporation (the "Certificate of
Incorporation") authorizes blank check preferred stock which may have the effect of discouraging unsolicited acquisition proposals. See "Description of Capital Stock--Preferred Stock."

DIVIDEND POLICY

  The Company has never declared or paid cash dividends on the Common Stock. The Company currently intends to retain its earnings to provide funds for reinvestment in the Company's businesses, and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

  InterCoast is an energy company engaged primarily in (i) the development, exploration, acquisition and production of natural gas and crude oil, (ii) the marketing of natural gas and electricity, and (iii) the development and operation of the first market-based national electronic exchange, CPEX(TM), for the buying and selling of wholesale electric power and transmission services. The Company's principal natural gas and oil operations are located in Texas, Louisiana, Oklahoma and New Mexico. The Company has increased its natural gas and oil reserves and cash flow through a balanced focus on Extensional Infill drilling, strategic acquisitions of producing properties and regionally focused exploratory drilling. The Company believes its success has resulted from its ability to (i) identify internally a large number of desirable Extensional Infill drilling locations, (ii) apply strict economic and reserve risk criteria to both drilling and acquisition operations, and
(iii) operate as an efficient, low-cost producer.

  The Company was incorporated in Delaware on May 17, 1996, in connection with the corporate restructuring of MidAmerican Capital and is an indirect wholly owned subsidiary of MidAmerican Energy, an electric and gas utility. MidAmerican Energy was formed in July 1995 as a result of the merger of Iowa-Illinois Gas and Electric Company and Midwest Resources Inc. MidAmerican Energy, through its wholly owned subsidiary MidAmerican Capital, will in all likelihood continue to maintain effective control over the Company and its operations, including the election of the Board of Directors, election of officers and dividend policy, as well as other operational matters.

  The Company is organized as a holding company with four direct wholly owned subsidiaries: (i) InterCoast Oil and Gas Company, formerly named Medallion Production Company ("InterCoast Oil and Gas"), which conducts the Company's natural gas and oil exploration and production business, (ii) InterCoast Gas Services Company ("InterCoast Gas Services"), which conducts the Company's natural gas marketing business, (iii) Continental Power Exchange, Inc. ("Continental Power Exchange"), which operates CPEX(TM), the Company's market-based electronic exchange for the buying and selling of wholesale electricity and transmission services, and (iv) InterCoast Power Marketing Company ("InterCoast Power Marketing"), which conducts the Company's power marketing and brokering operations.

  In 1992, InterCoast Oil and Gas acquired from Medallion Petroleum, Inc. certain undeveloped natural gas and oil properties, prospect inventory and goodwill (name, personnel and operating and management rights of certain natural gas and oil properties). The acquired management of Medallion Petroleum, Inc. had been engaged in the natural gas and oil business since 1985. Prior to 1992, the Company participated in the oil and gas business principally as a passive investor in drilling and acquisition operations conducted by other industry members, including Medallion Petroleum, Inc.

  InterCoast Gas Services was formed in May 1996. Portions of its natural gas marketing operations have been in business since 1985. Continental Power Exchange was formed in 1994 and commenced commercial operation of CPEX(TM) in May 1995. InterCoast Power Marketing was formed in 1993. It commenced brokering electric power transactions in October 1993 and commenced marketing electric power in July 1995.

  The Company's principal executive offices are located at 666 Grand Avenue, 26th Floor, Des Moines, Iowa 50309, and its telephone number is (515) 281-2693. The principal operating offices of InterCoast Oil and Gas are located at 7130 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74136, and its telephone number is (918) 488-8283.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in the Offering are estimated to be $90.7 million after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by the Company. The Company intends to use all of the net proceeds to repay all the outstanding indebtedness under its five-year unsecured $100 million revolving credit facility (the "Credit Facility"). At July 17, 1996, the outstanding principal under the Credit Facility was $90 million. Approximately $45.2 million of the outstanding indebtedness under the Credit Facility was incurred to repay in full indebtedness due MidAmerican Capital under a promissory note (the "MidAmerican Capital Note"), which was payable on or before April 12, 1997. The proceeds of the MidAmerican Capital Note were utilized in connection with the Sawyer Canyon Acquisition. See "Business and Properties--Producing Property Acquisitions--Sawyer Canyon Acquisition." The remaining portion of the outstanding indebtedness under the Credit Facility was incurred in order to repay non-interest bearing indebtedness due MidAmerican Capital incurred in connection with financing the Company's operating and acquisition activities.

  Outstanding advances under the Credit Facility bear interest payable quarterly at a floating rate based on the higher of The First National Bank of Chicago's corporate base rate or a rate based on the federal funds rate or, at the Company's option, at a fixed rate based on LIBOR for certain interest rate periods. At July 17, 1996, the interest rate on the outstanding borrowings under the Credit Facility was 6.19%. Future borrowings under the Credit Facility will be available for Extensional Infill and exploratory drilling, acquisition activities and for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." The Company will not receive any proceeds from the sale of shares of Common Stock by MidAmerican Capital in the Offering, and MidAmerican Capital will pay its pro rata share of offering expenses.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on the Common Stock. The Company currently intends to retain its earnings to provide funds for reinvestment in the Company's businesses and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future. The Company is a holding company that conducts substantially all of its operations through its subsidiaries. As a result, the Company's ability to pay dividends on the Common Stock will be dependent on the cash flow of its subsidiaries. Payment of dividends is also subject to then existing business conditions and the business results, cash requirements and financial condition of the Company, and will be at the discretion of the Board of Directors. In addition, under the terms of the Credit Facility the payment of dividends will be limited to 25% of the Company's consolidated net income for its immediately preceding fiscal quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth at March 31, 1996: (a) the capitalization of the Company, (b) the pro forma capitalization of the Company after giving effect to debt incurred in connection with the Sawyer Canyon Acquisition, and
(c) the as adjusted capitalization of the Company after giving effect to the transaction described in (b) above, the use of borrowings under the Credit Facility to pay long-term debt due to MidAmerican Capital as described under "Use of Proceeds," and the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's historical and unaudited pro forma combined financial statements, including the notes thereto, included elsewhere in this Prospectus.

                                                      MARCH 31, 1996
                                           ------------------------------------
                                                       PRO FORMA     PRO FORMA
                                            ACTUAL  FOR ACQUISITION AS ADJUSTED
                                           -------- --------------- -----------
                                                      (IN THOUSANDS)
Long-term debt:
 Due to MidAmerican Capital............... $ 47,000    $ 47,000      $    --
 MidAmerican Capital Note.................      --       45,240           --
                                           --------    --------      --------
   Total long-term debt...................   47,000      92,240           --
                                           --------    --------      --------
Stockholders' equity:
 Preferred stock, $0.01 par value,
  5,000,000 shares authorized; no shares
  issued and outstanding..................      --          --            --
 Common stock, $0.01 par value, 25,000,000
  shares authorized;
  7,927,500 shares issued and outstanding;
  14,077,500 shares pro forma as adjusted
  (1).....................................       79          79           141
 Additional paid-in capital...............   85,995      85,995       176,675
 Retained earnings........................   18,683      18,683        18,683
                                           --------    --------      --------
   Total stockholders' equity.............  104,757     104,757       195,499
                                           --------    --------      --------
Total capitalization...................... $151,757    $196,997      $195,499
                                           ========    ========      ========

- --------
(1) Excludes 2,000 restricted shares of Common Stock to be issued under the Company's Non-Employee Director Restricted Stock Plan upon completion of the Offering. See "Management--Director Stock Plan."

                                   DILUTION

  At March 31, 1996, the net tangible book value of the Company was $100.4 million or $12.66 per share of Common Stock. "Net tangible book value" per share represents the amount of the Company's tangible net worth (tangible assets less liabilities) divided by the total number of shares of Common Stock outstanding. After giving effect as of March 31, 1996, to the receipt of $90.7 million of estimated net proceeds (net of estimated underwriting discounts and commissions and other estimated offering expenses to be borne by the Company) from the sale by the Company of 6,150,000 shares of Common Stock at an assumed public offering price of $16.00 per share, the net tangible book value of the Common Stock outstanding at March 31, 1996, would have been approximately $191.1 million or $13.58 per share, representing an immediate increase in net tangible book value of approximately $0.92 per share to MidAmerican Capital and an immediate dilution of approximately $2.42 per share to new investors purchasing the Common Stock at the initial public offering price. The following table illustrates such per share dilution:

    Assumed initial public offering price per share................ $16.00
      Net tangible book value per share at March 31, 1996... $12.66
      Increase in net tangible book value per share
       attributable to new investors........................   0.92
                                                             ------
    Net tangible book value per share after the Offering...........  13.58
                                                                    ------
    Dilution in net tangible book value per share to new invest-
     ors........................................................... $ 2.42
                                                                    ======

  The following table summarizes as of March 31, 1996, after giving effect to the Offering, the number of shares of Common Stock purchased or to be purchased from the Company, the total consideration paid or to be paid and the average price per share paid or to be paid by MidAmerican Capital and by new investors purchasing shares of Common Stock in the Offering (assuming an initial public offering price of $16.00 per share):

                            SHARES PURCHASED (1)    TOTAL CONSIDERATION   AVERAGE
                            -------------------------------------------- PRICE PER
                              NUMBER      PERCENT      AMOUNT    PERCENT   SHARE
                            ------------- ---------------------- ------- ---------
   Existing stockholder....     7,927,500       56% $104,757,000    52%   $13.21
   New investors...........     6,150,000       44    98,400,000    48     16.00
                            -------------   ------  ------------   ---
     Total.................    14,077,500      100% $203,157,000   100%
                            =============   ======  ============   ===

- --------
(1) Sales by MidAmerican Capital in the Offering will reduce the number of shares owned by it, the sole existing stockholder, to 6,927,500 shares (assuming no exercise of the Underwriters' over-allotment option), or approximately 49% of the total number of shares of Common Stock to be outstanding after the Offering, and will increase the number of shares held by new investors to 7,150,000 shares, or approximately 51% of the total number of shares of Common Stock to be outstanding after the Offering.

  The above computations assume no exercise of the Underwriters' over-allotment option and no exercise of any outstanding stock options. As of the date hereof, there were outstanding options to purchase 541,600 shares of Common Stock at an exercise price equal to the initial public offering price per share for the Common Stock in the Offering. See "Management--Long-Term Incentive Stock Plan." The above computations also exclude 2,000 restricted shares of Common Stock to be issued under the Company's Non-Employee Director Restricted Stock Plan upon completion of the Offering. See "Management-- Director Stock Plan."

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

  The accompanying unaudited pro forma combined statements of income are presented as if the acquisitions of the Sawyer Canyon Properties (as hereinafter defined) and the assets of GED (the "Gas Marketing Assets") and this Offering had been completed January 1, 1995. The Sawyer Canyon Properties were acquired in April 1996 for total consideration of $45.2 million, subject to post-closing adjustment, and the Gas Marketing Assets were acquired effective November 1995 for total consideration of $1.8 million, subject to post-closing adjustment. The historical results of the Company include the results of the Gas Marketing Assets effective as of November 1, 1995. The accompanying unaudited pro forma combined balance sheet as of March 31, 1996 is presented as if the acquisition of the Sawyer Canyon Properties and this Offering had occurred on March 31, 1996.

  The unaudited pro forma combined financial statements are based on the assumptions set forth in the notes to such statements. Such pro forma information should be read in conjunction with the Company's financial statements and related notes thereto and is not necessarily indicative of the results that actually would have occurred had the transactions been in effect on the dates or for the periods indicated, or of results that may occur in the future.

                           INTERCOAST ENERGY COMPANY
                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                   HISTORICAL                       PRO FORMA
                         ------------------------------- -------------------------------------
                         INTERCOAST   SAWYER      GAS
                           ENERGY     CANYON   MARKETING ACQUISITION     OFFERING        AS
                          COMPANY   PROPERTIES  ASSETS   ADJUSTMENTS    ADJUSTMENTS   ADJUSTED
                         ---------- ---------- --------- -----------    -----------   --------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTERCOAST OIL AND GAS
 COMPANY
 Gas and oil revenues...  $ 48,109   $13,084        --         --             --      $ 61,193
 Gas and oil operating
  expenses..............   (14,552)   (2,953)       --         --             --       (17,505)
 Depreciation, depletion
  and amortization
  expense...............   (21,489)      --         --    $ (6,408)(1)        --       (27,897)
 General and
  administrative
  expense, net..........    (2,288)      --         --        (220)(2)        --        (2,508)
                          --------   -------    -------   --------        -------     --------
                             9,780    10,131        --      (6,628)           --        13,283
                          --------   -------    -------   --------        -------     --------
INTERCOAST ENERGY MAR-
 KETING
 Natural gas sales
  revenues..............    24,066       --     $58,203        --             --        82,269
 Cost of gas sold.......   (23,218)      --     (57,216)       --             --       (80,434)
 Gathering system
  revenues..............       --      1,594        --         --             --         1,594
 Gathering system
  expenses..............       --       (105)       --         --             --          (105)
 Electric power sales
  revenues..............       421       --         --         --             --           421
 Cost of electric power
  sold..................      (325)      --         --         --             --          (325)
 Operating expenses.....      (952)      --        (966)       --             --        (1,918)
 General and
  administrative
  expense...............      (410)      --         --         --             --          (410)
                          --------   -------    -------   --------        -------     --------
                              (418)    1,489         21        --             --         1,092
                          --------   -------    -------   --------        -------     --------
CONTINENTAL POWER EX-
 CHANGE, INC.
 Administrative and
  development expense,
  net...................    (3,442)      --         --         --             --        (3,442)
                          --------   -------    -------   --------        -------     --------
Corporate expenses......    (1,554)      --         --         --         $(1,184)(3)   (2,738)
                          --------   -------    -------   --------        -------     --------
Interest expense........       --        --         --      (2,961)(4)      2,961 (5)      --
                          --------   -------    -------   --------        -------     --------
Income before income
 taxes..................     4,366    11,620         21     (9,589)         1,777        8,195
Provision for income
 taxes..................     1,481       --         --         718 (6)        622 (6)    2,821
                          --------   -------    -------   --------        -------     --------
Net income..............  $  2,885   $11,620    $    21   $(10,307)       $ 1,155     $  5,374
                          ========   =======    =======   ========        =======     ========
Average common shares
 outstanding............     7,928                                          6,150 (7)   14,078
                          ========                                        =======     ========
Earnings per common
 share..................  $   0.36                                                    $   0.38
                          ========                                                    ========

        See Notes to Unaudited Pro Forma Combined Financial Statements.

                           INTERCOAST ENERGY COMPANY
                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                              HISTORICAL                   PRO FORMA
                         --------------------- ------------------------------------
                         INTERCOAST   SAWYER
                           ENERGY     CANYON   ACQUISITION     OFFERING       AS
                          COMPANY   PROPERTIES ADJUSTMENTS    ADJUSTMENTS  ADJUSTED
                         ---------- ---------- ------------   -----------  --------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTERCOAST OIL AND GAS
 COMPANY
 Gas and oil revenues...  $ 15,647    $3,425         --            --      $ 19,072
 Gas and oil operating
  expenses..............    (3,508)     (614)        --            --        (4,122)
 Depreciation, depletion
  and amortization
  expense...............    (6,214)      --      $(1,353)(1)       --        (7,567)
 General and administra-
  tive expense, net.....      (714)      --          (55)(2)       --          (769)
                          --------    ------     -------         -----     --------
                             5,211     2,811      (1,408)          --         6,614
                          --------    ------     -------         -----     --------
INTERCOAST ENERGY MAR-
 KETING
 Natural gas sales reve-
  nues..................    34,972       --          --            --        34,972
 Cost of gas sold.......   (34,184)      --          --            --       (34,184)
 Gathering system reve-
  nues..................       --        315         --            --           315
 Gathering system ex-
  penses................       --        (31)        --            --           (31)
 Electric power sales
  revenues..............       406       --          --            --           406
 Cost of electric power
  sold..................      (292)      --          --            --          (292)
 Operating expenses.....      (596)      --          --            --          (596)
 General and administra-
  tive expense..........      (181)      --          --            --          (181)
                          --------    ------     -------         -----     --------
                               125       284         --            --           409
                          --------    ------     -------         -----     --------
CONTINENTAL POWER EX-
 CHANGE, INC.
 Administrative and de-
  velopment expense,
  net...................      (739)      --          --            --          (739)
                          --------    ------     -------         -----     --------
Corporate expense.......      (472)      --          --          $(233)(3)     (705)
                          --------    ------     -------         -----     --------
Interest expense........       --        --         (740)(4)       740 (5)      --
                          --------    ------     -------         -----     --------
Income before income
 taxes..................     4,125     3,095      (2,148)          507        5,579
Provision for income
 taxes..................     1,529       --          331 (6)       177 (6)    2,037
                          --------    ------     -------         -----     --------
Net income..............  $  2,596    $3,095     $(2,479)        $ 330     $  3,542
                          ========    ======     =======         =====     ========
Average common shares
 outstanding............     7,928                               6,150 (7)   14,078
                          ========                               =====     ========
Earnings per common
 share..................  $   0.33                                         $   0.25
                          ========                                         ========


        See Notes to Unaudited Pro Forma Combined Financial Statements.

                           INTERCOAST ENERGY COMPANY
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 1996

                                HISTORICAL             PRO FORMA
                                INTERCOAST -------------------------------------
                                  ENERGY   ACQUISITION   OFFERING         AS
                                 COMPANY   ADJUSTMENTS  ADJUSTMENTS    ADJUSTED
                                ---------- -----------  -----------    ---------
                                               (IN THOUSANDS)
ASSETS
Current assets
  Cash and cash equivalents.... $   1,879        --      $ 90,742 (7)  $     381
                                                          (92,240)(5)
  Accounts receivable..........    25,656        --           --          25,656
  Other........................     1,393        --           --           1,393
                                ---------    -------     --------      ---------
   Total current assets........    28,928        --        (1,498)        27,430
Gas and oil properties, net....   166,231    $45,240(8)       --         211,471
Continental Power Exchange,
 Inc., net.....................     4,338        --           --           4,338
Intangible and other assets,
 net...........................     4,594        --           --           4,594
                                ---------    -------     --------      ---------
   Total assets................ $ 204,091    $45,240     $ (1,498)     $ 247,833
                                =========    =======     ========      =========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities
  Accounts payable............. $  22,642        --           --       $  22,642
  Other current liabilities....     4,525        --           --           4,525
                                ---------    -------     --------      ---------
   Total current liabilities...    27,167        --           --          27,167
                                ---------                              ---------
Accumulated deferred income
 taxes, net....................    25,167        --           --          25,167
                                ---------                              ---------
Long-term debt
  MidAmerican Capital Note.....       --     $45,240(8)  $(45,240)(5)        --
  Due to MidAmerican Capital...    47,000        --       (47,000)(5)        --
                                ---------    -------     --------      ---------
                                   47,000     45,240      (92,240)           --
                                ---------    -------     --------      ---------
Stockholders' equity
  Common stock $0.01 par value,
   25,000,000 shares
   authorized; 7,927,500 shares
   issued and outstanding;
   14,077,500 pro forma as
   adjusted....................        79        --            62 (7)        141
  Additional paid-in capital...    85,995        --        90,680 (7)    176,675
  Retained earnings............    18,683        --           --          18,683
                                ---------    -------     --------      ---------
   Total stockholders' equity..   104,757        --        90,742        195,499
                                ---------    -------     --------      ---------
   Total liabilities and stock-
    holders' equity............ $ 204,091    $45,240     $ (1,498)     $ 247,833
                                =========    =======     ========      =========

        See Notes to Unaudited Pro Forma Combined Financial Statements.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS


(1) Reflects additional estimated depreciation, depletion and amortization, calculated using the unit-of-production method, after giving effect to the Sawyer Canyon Acquisition as if such acquisition had occurred on January 1, 1995. The Company's actual and pro forma depreciation, depletion and amortization rates for the year ended December 31, 1995 and the three months ended March 31, 1996 were $0.90 ($0.87 on a pro forma basis) and $0.89 ($0.87 on a pro forma basis) per Mcfe produced, respectively.

(2) Reflects estimated incremental general and administrative expenses due to the Sawyer Canyon Acquisition.

(3) Reflects estimated incremental corporate expenses primarily related to the Company becoming publicly held.

(4) Reflects increased interest expense as if the Company incurred borrowings under the MidAmerican Capital Note to finance $45.2 million of the acquisition cost for the Sawyer Canyon Properties as of January 1, 1995.

(5) Reflects the assumed repayment of outstanding indebtedness from the estimated net proceeds of the Offering and a corresponding elimination of interest expense on such indebtedness. See "Use of Proceeds."

(6) Reflects pro forma adjustments for income tax expense using the Company's statutory federal tax rate.

(7) Reflects the assumed sale by the Company, net of Underwriters' discount and estimated offering costs payable by the Company, of 6,150,000 shares of Common Stock at an assumed initial offering price of $16.00 per share.

(8) Reflects pro forma adjustments to reflect the acquisition of the Sawyer Canyon Properties for total consideration of $45.2 million as if such acquisition had occurred on March 31, 1996.

                      SELECTED HISTORICAL FINANCIAL DATA

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following table sets forth selected consolidated financial data for the Company as of and for each of the periods indicated. The selected financial information presented in the table below for and at the end of each of the years in the three-year period ended December 31, 1995 is derived from the audited financial statements of the Company. The selected financial information for and at the end of the years ended December 31, 1991 and 1992 and for and at the end of the three months ended March 31, 1995 and 1996 is derived from the unaudited financial statements of the Company which, in the opinion of management, include all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the selected financial information for such periods. The results for the three months ended March 31, 1996 are not necessarily indicative of the results to be achieved for the full year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and unaudited pro forma combined financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                              THREE MONTHS
                                    YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                          ------------------------------------------------  ------------------
                            1991      1992      1993      1994      1995      1995      1996
                          --------  --------  --------  --------  --------  --------  --------
INCOME STATEMENT DATA:
 InterCoast Oil and Gas
  Company
 Gas and oil revenues...  $  7,133  $ 20,767  $ 37,359  $ 44,466  $ 48,109  $ 10,995  $ 15,647
 Gas and oil operating
  expenses..............    (1,972)   (4,587)   (9,616)  (15,016)  (14,552)   (3,645)   (3,508)
 Depreciation, depletion
  and amortization
  expense...............    (3,025)   (8,517)  (13,535)  (18,602)  (21,489)   (5,115)   (6,214)
 General and
  administrative
  expense, net..........      (284)   (1,264)   (2,183)   (2,633)   (2,288)     (640)     (714)
                          --------  --------  --------  --------  --------  --------  --------
                             1,852     6,399    12,025     8,215     9,780     1,595     5,211
                          --------  --------  --------  --------  --------  --------  --------
 InterCoast Energy
  Marketing
 Natural gas sales
  revenues..............       --      7,554    16,715    13,700    24,066     1,996    34,972
 Cost of gas sold.......       --     (7,262)  (16,216)  (13,142)  (23,218)   (1,874)  (34,184)
 Electric power sales
  revenues..............       --        --         19       446       421       --        406
 Cost of electric power
  sold..................       --        --        --        --       (325)      --       (292)
 Operating expenses.....       --       (127)     (369)     (778)     (952)     (209)     (596)
 General and
  administrative
  expense...............       --        --       (163)     (314)     (410)     (103)     (181)
                          --------  --------  --------  --------  --------  --------  --------
                               --        165       (14)      (88)     (418)     (190)      125
                          --------  --------  --------  --------  --------  --------  --------
 Continental Power
  Exchange, Inc.
  Administrative and
  development expense,
  net...................       --        --        --       (849)   (3,442)     (460)     (739)
                          --------  --------  --------  --------  --------  --------  --------
 Corporate expenses.....      (338)     (795)   (1,013)   (1,553)   (1,554)     (389)     (472)
                          --------  --------  --------  --------  --------  --------  --------
 Income before income
  taxes.................     1,514     5,769    10,998     5,725     4,366       556     4,125
 Provision for income
  taxes.................       522     2,471     4,984     2,324     1,481       189     1,529
                          --------  --------  --------  --------  --------  --------  --------
 Net income.............  $    992  $  3,298  $  6,014  $  3,401  $  2,885  $    367  $  2,596
                          ========  ========  ========  ========  ========  ========  ========
 Average common shares
  outstanding...........     7,928     7,928     7,928     7,928     7,928     7,928     7,928
 Earnings per common
  share.................  $   0.13  $   0.42  $   0.76  $   0.43  $   0.36  $   0.05  $   0.33
                          ========  ========  ========  ========  ========  ========  ========
OTHER DATA:
 EBITDA (1).............  $  4,539  $ 14,372  $ 24,670  $ 25,356  $ 27,359  $  6,179  $ 10,477
 Net cash provided
  (used) by:
 Operating activities...     7,764    10,627    25,535    22,800    38,186    12,271    13,793
 Investing activities...   (34,585)  (24,839)  (73,700)  (43,491)  (43,522)  (11,155)  (14,310)
 Financing activities...    26,737    15,337    50,441    22,186     8,512    (1,438)   (5,907)
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Cash and cash
  equivalents...........  $    231  $  1,356  $  3,632  $  5,127  $  8,303  $  4,805  $  1,879
 Working capital........     1,078     5,889     6,336    10,233    11,511     7,391     1,761
 Total assets...........    47,782    72,793   137,843   160,976   200,164   166,912   204,091
 Long-term debt.........       --        --     46,368    60,724    52,907    58,117    47,000
 Stockholder's equity...    42,994    61,629    71,716    82,947   102,161    84,483   104,757

- --------
(1) EBITDA is income before income taxes, interest, depreciation, depletion and amortization. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is intended to assist in understanding the Company's historical financial position and results of operations as of and for each year of the three-year period ended December 31, 1995 and the unaudited three-month periods ended March 31, 1996 and 1995. The Company's historical financial statements and notes thereto included elsewhere in this Prospectus contain detailed information that should be referred to in conjunction with the following discussion. Also included in this Prospectus are (i) separate financial statements relating to producing natural gas and oil properties acquired in April 1996 and (ii) unaudited pro forma combined financial statements reflecting such acquisition, the acquisition of the assets of a natural gas marketing company effective November 1995 and the Offering.

OVERVIEW

  InterCoast is an energy company engaged primarily in (i) the development, exploration, acquisition and production of natural gas and crude oil, (ii) the marketing of natural gas and electricity, and (iii) the development and operation of the first market-based national electronic exchange, CPEX(TM), for the buying and selling of wholesale electric power and transmission services. The Company's principal natural gas and oil operations are located in Texas, Louisiana, Oklahoma and New Mexico. The Company has increased its natural gas and oil reserves through a balanced focus on Extensional Infill drilling, strategic acquisitions of producing properties and regionally focused exploratory drilling. The Company believes its success has resulted from its ability to (i) identify internally a large number of desirable Extensional Infill drilling locations, (ii) apply strict economic and reserve risk criteria to both drilling and acquisition operations, and (iii) operate as an efficient low-cost producer.

RESULTS OF OPERATIONS

 Three Months Ended March 31, 1996 Compared to Three Months Ended March 31,
1995

 Consolidated

  The Company had net income of $2.6 million, or $0.33 per share, for the three months ended March 31, 1996, compared to net income of $0.4 million, or $0.05 per share, for the same period in 1995. The increase was primarily attributable to the Company's natural gas and oil operations which contributed pre-tax income of $5.2 million and $1.6 million for the quarters ended March 31, 1996 and 1995, respectively. The Company's energy marketing activity added $0.1 million to pre-tax income for the three-month period ended March 31, 1996 as compared to the $0.2 million loss incurred by this activity for the same period in 1995. In addition, Continental Power Exchange realized losses of $0.7 million for the three months ended March 31, 1996 compared to the $0.5 million loss for the same period in 1995. The Company also incurred during the first quarter of 1996 $0.5 million and $1.5 million of corporate expenses and income tax expense, respectively, as compared to $0.4 million of corporate expenses and $0.2 million of income tax expense incurred during the same period in 1995.

 Natural Gas and Oil Operations

  Production. The Company's production increased to 7.0 Bcfe during the first three months of 1996 as compared to 5.6 Bcfe during the first three months of 1995, a 25% increase. This additional production primarily resulted from successful drilling activity in north Louisiana, Gulf Coast--Texas, and northwest Oklahoma and the Texas panhandle. The increase in production was also due to the Company's exchange of certain non-operated limited partnership interests for working interests in operated properties and the acquisition of producing properties in south Louisiana, both of which took place after March 1995.

  Gas and Oil Revenues. Revenues from natural gas and oil for the three months ended March 31, 1996, increased from $11.0 million to $15.6 million, or 42%, as compared to the same period during 1995, primarily due to increased production. The Company also realized increases in product prices during the first quarter of 1996 as compared to the same period in 1995. The Company's natural gas price swap activity for the three months ended March 31, 1996 resulted in an average natural gas price of $2.00 per Mcf, or 87% of the $2.29 per Mcf average price that would have otherwise been received, resulting in a $1.4 million decrease in gas and oil revenues. For the same period in 1995, the average gas sales price realized by the Company was $1.61 per Mcf, including the effects of natural gas price swap arrangements, or 109% of the $1.48 per Mcf average natural gas price that otherwise would have been received, resulting in a $0.6 million increase in gas and oil revenues. The Company realized an average oil price of $17.64 per Bbl during the first three months of 1996, which was a 7% increase over the $16.41 per Bbl average oil price for the comparable period of 1995.

  Gas and Oil Operating Expenses. Gas and oil operating expenses for the three-month period ended March 31, 1996 decreased to $3.5 million, or $0.50 per Mcfe, from $3.6 million, or $0.65 per Mcfe, for the comparable period of 1995. This decrease was primarily the result of cost reduction procedures implemented in the Newhall-Potrero Field, the disposition of the Company's interests in the relatively high-cost Montague Field and lower relative operating costs on the properties acquired as a result of the exchange of certain of the Company's non-operated limited partnership interests for working interests in operated properties. These operating expense reductions were partially offset by higher production taxes resulting from increased production volumes. Operating expenses included $0.6 million and $0.5 million of production taxes during the first three months of 1996 and 1995, respectively.

  Depreciation, Depletion and Amortization Expense. During the three-month period ended March 31, 1996, depreciation, depletion and amortization expense increased to $6.2 million from $5.1 million for the comparable period of 1995. This increase was attributable to the increase in natural gas and oil production during the first quarter of 1996 as compared to the first quarter of 1995 and was partially offset by a decline in the Company's depreciation, depletion and amortization rate per unit to $0.89 per Mcfe during the three-month period ended March 31, 1996, from $0.92 per Mcfe for the comparable period in 1995. The decrease in the depreciation, depletion and amortization rate was primarily due to the relatively low-cost reserve additions made during 1995.

   General and Administrative Expense, Net. General and administrative expense, which is recorded net of overhead reimbursements received by the Company from other working interest owners in Company-operated wells, increased slightly to $0.7 million for the three months ended March 31, 1996, as compared to $0.6 million for the same period in 1995. The increase was primarily attributable to the hiring of additional personnel during 1995. Overhead reimbursements from the Company-operated wells during the first three months of each of 1996 and 1995 were $0.5 million.

 Energy Marketing Operations

  Natural Gas Sales Revenues and Cost of Gas Sold. The Company's natural gas sales revenues for the first three months of 1996 increased to $35.0 million as compared to $2.0 million during the same period of 1995, while cost of gas sold increased to $34.2 million from $1.9 million during those periods. As a result, the Company's natural gas sales margin improved to $0.8 million for the first quarter of 1996 as compared to $0.1 million during the same period in 1995. This margin improvement primarily resulted from increased marketed volumes due to the acquisition of additional gas marketing assets effective November 1995, increased marketed volumes from Company-operated wells and generally higher natural gas prices.

  Electric Power Sales Revenues and Cost of Electric Power Sold. During the first quarter of 1996, the Company marketed approximately 17,000 MWh which added $0.3 million to electric power sales revenues at a nominal margin. In addition, the Company realized $0.1 million in brokered electric power revenues during the three months ended March 31, 1996, on approximately 130,000 MWh brokered. As a result, the Company's electric power sales margin for the first three months of 1996 was $0.1 million. The Company had no electric power marketing activity during the first quarter of 1995.

  Operating Expenses. Operating expenses increased to $0.6 million for the three months ended March 31, 1996, as compared to $0.2 million during the same period of 1995. This increase primarily resulted from the purchase of gas marketing assets effective November 1995 and additional start-up operating costs.

 Electric Energy Power Exchange

  Administrative and Development Expense, Net. During the first three months of 1996, the administrative and development expense of the Company's electric energy power exchange operations increased to $0.7 million compared to $0.5 million during the first three months of 1995. This increase was primarily attributable to increased non-product development general and administrative expenses. First quarter 1996 administrative and development expenses were partially offset by transaction and fee revenues of $0.1 million.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

 Consolidated

  The Company had net income of $2.9 million, or $0.36 per share, in 1995 as compared to net income of $3.4 million, or $0.43 per share, in 1994. The Company's natural gas and oil operations contributed pre-tax income in 1995 of $9.8 million as compared to $8.2 million for 1994. The Company's energy marketing activity reduced 1995 pre-tax income by $0.4 million as compared to the $0.1 million loss incurred by this activity during 1994. Continental Power Exchange realized losses of $3.4 million for 1995 and $0.8 million during 1994. Pre-tax income was further reduced by $1.6 million in corporate expenses in both 1995 and 1994, while income tax expense of $1.5 million and $2.3 million, respectively, was also incurred during the same periods.

 Natural Gas and Oil Operations

  Production. The Company's production rose to 24.0 Bcfe in 1995 as compared to 21.7 Bcfe in 1994, an increase of 11%. This increase primarily resulted from increased gas production due to drilling and acquisition additions in Louisiana, southeast New Mexico, Offshore Gulf of Mexico and Texas.

  Gas and Oil Revenues. Gas and oil revenues for 1995 increased from $44.5 million to $48.1 million, or 8%, as compared to 1994, primarily due to increases in production. This improvement was partially offset by a 9% decrease in the average gas sales price from $1.82 per Mcf in 1994 to $1.65 per Mcf in 1995. After giving effect to the Company's natural gas price swap activity, the 1995 price of $1.65 per Mcf was 106% of the $1.55 per Mcf average gas sales price that would have otherwise been received, resulting in a $1.8 million increase in gas and oil revenues. The Company did not have any natural gas price swap arrangements in effect during 1994. The Company also realized an average sales price for oil of $16.45 per Bbl in 1995 as compared to $14.93 per Bbl during 1994, a 10% increase.

  Gas and Oil Operating Expenses. Gas and oil operating expenses for 1995 decreased to $14.6 million, or $0.61 per Mcfe, from $15.0 million, or $0.69 per Mcfe, for 1994. This reduction was primarily due to the sale in mid-1994 of the Company's interest in the Sacatosa Field. At the time of this disposition, the Sacatosa Field was uneconomic to the Company's interest and represented approximately 29% of its total monthly gas and oil operating expenses. These operating expense reductions were partially offset by increases in production taxes from $1.8 million in 1994 to $2.1 million in 1995.

  Depreciation, Depletion and Amortization Expense. During 1995, depreciation, depletion and amortization expense increased to $21.5 million from $18.6 million for 1994. This increase was attributable to the increase in natural gas and oil production during 1995 as compared to 1994. In addition, the Company's depreciation, depletion and amortization rate per unit increased to $0.90 per Mcfe during 1995 from $0.86 per Mcfe for 1994. The increase in the depreciation, depletion and amortization rate was primarily due to revisions in previous reserve estimates caused by low natural gas prices at the end of 1994.

  General and Administrative Expense, Net. General and administrative expense, which is recorded net of overhead reimbursements received by the Company from other working interest owners in Company-operated wells, decreased to $2.3 million in 1995 as compared to $2.6 million in 1994. The decrease was primarily attributable to an increase in overhead reimbursements from Company-operated wells to $2.0 million in 1995 from $1.5 million in 1994.

 Energy Marketing Operations

  Natural Gas Sales Revenues and Cost of Gas Sold. The Company's natural gas sales revenues for 1995 increased to $24.1 million as compared to $13.7 million in 1994, while cost of gas sold increased to $23.2 million from $13.1 million during the same period. As a result, the Company's natural gas sales margin improved to $0.9 million in 1995 as compared to $0.6 million in 1994. This margin improvement primarily resulted from the acquisition of additional gas marketing assets effective November 1995, but was partially offset by generally lower natural gas prices in 1995 as compared to 1994.

  Electric Power Sales Revenues and Cost of Electric Power Sold. The Company began marketing electric power after its FERC certification as a power marketer became effective in July 1995. During 1995, the Company marketed 20,000 MWh which added $0.3 million to electric power sales revenues at a nominal margin. In addition, the Company realized $0.1 million in brokered electric power revenues during 1995 as compared to $0.4 million of brokered electric power revenues in 1994. As a result, the Company's electric power sales margin for 1995 decreased to $0.1 million as compared to $0.4 million in 1994. The decrease in electric power sales margin was primarily due to lower volumes brokered during 1995 of 99,000 MWh as compared to 640,000 MWh brokered during 1994, but was partially offset by the addition of marketed volumes in 1995.

  Operating Expenses. Operating expenses increased to $1.0 million in 1995 as compared to $0.8 million in 1994 primarily due to the purchase of gas marketing assets effective November 1995.

 Electric Energy Power Exchange

  Administrative and Development Expense, Net. During 1995, administrative and development expenses increased to $3.4 million from $0.8 million in 1994. This increase was primarily attributable to non-product development general and administrative expenses in 1995. Administrative and development expenses incurred during 1995 were partially offset by transaction and fee revenues of $0.1 million.

 Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

 Consolidated

  The Company had net income of $3.4 million, or $0.43 per share, in 1994 as compared to net income of $6.0 million, or $0.76 per share, in 1993. The decrease was primarily attributable to the Company's natural gas and oil operations which contributed pre-tax income in 1994 of $8.2 million as compared to $12.0 million for 1993. The Company's energy marketing activity reduced 1994 pre-tax income by $0.1 million while it essentially broke even during 1993. Continental Power Exchange realized a loss of $0.8 million in 1994 during its first year of operation. Pre-tax income was further reduced by $1.6 million and $1.0 million of corporate expenses during 1994 and 1993, respectively. In addition, the Company incurred income tax expense of $2.3 million and $5.0 million during 1994 and 1993, respectively.

 Natural Gas and Oil Operations

  Production. The Company's production increased 28% in 1994, to 21.7 Bcfe, as compared to 16.9 Bcfe in 1993. This increase was primarily attributable to a full twelve months of production from the Company's acquisition of DKM Resources, Inc. ("DKM") in September 1993. The Company also realized increased production from numerous acquisitions in 1994, principally the interests in 17 fields acquired from Union Oil Company of California in July 1994 and the purchase of certain properties in the Elm Grove Field in August 1994. Additionally, the Company realized production increases resulting from significant reserve additions from its drilling activity during 1994.

  Gas and Oil Revenues. Gas and oil revenues for 1994 increased from $37.4 million to $44.5 million, or 19%, as compared to 1993, primarily due to increases in production. This improvement was tempered by decreases of 11% and 7%, respectively, in the Company's average sales price of natural gas and oil. The

Company realized an average natural gas price of $1.82 per Mcf in 1994 as compared to an average natural gas price of $2.04 per Mcf in 1993. The Company did not have any natural gas price swap arrangements in effect during 1994. During 1993, however, the Company's natural gas price swap activity resulted in a decrease in gas and oil revenues of $0.6 million, or $0.05 per Mcf, and reduced its average natural gas price to 98% of the $2.09 per Mcf average price that would have otherwise been realized. The Company's average oil sales price was $14.93 per Bbl in 1994 as compared to an average oil sales price of $16.07 per Bbl in 1993.

  Gas and Oil Operating Expenses. Gas and oil operating expenses for 1994 increased to $15.0 million from $9.6 million for 1993. This increase was primarily due to the acquisition of a substantial number of relatively higher operating cost properties in the Company's acquisition of DKM and higher production taxes resulting from increased production volumes. Operating expenses included $1.8 million and $1.6 million of production taxes during 1994 and 1993, respectively.

  Depreciation, Depletion and Amortization Expense. During 1994, depreciation, depletion and amortization expense increased to $18.6 million from $13.5 million for 1993. This increase was attributable to increased natural gas and oil production during 1994 as compared to 1993. In addition, the Company's depreciation, depletion and amortization rate per unit increased to $0.86 per Mcfe during 1994 from $0.80 per Mcfe for 1993. The increase in the depreciation, depletion and amortization rate was primarily due to the addition of relatively shorter-lived oil properties in the Company's acquisition of DKM and revisions to previous reserve estimates.

  General and Administrative Expense, Net. General and administrative expense, which is recorded net of overhead reimbursements received by the Company from other working interest owners in Company-operated wells, increased to $2.6 million in 1994 as compared to $2.2 million in 1993. This increase was primarily attributable to additional personnel hired in late 1993 as a result of the DKM acquisition and was partially offset by increased overhead reimbursements from Company-operated wells which totaled $1.5 million in 1994 as compared to $0.9 million in 1993.

 Energy Marketing Operations

  Natural Gas Sales Revenues and Cost of Gas Sold. The Company's natural gas sales revenues for 1994 decreased to $13.7 million as compared to $16.7 million in 1993, while cost of gas sold decreased to $13.1 million from $16.2 million during the same period. As a result, the Company's natural gas sales margin improved slightly to $0.6 million in 1994 as compared to $0.5 million in 1993.

  Electric Power Sales Revenues and Cost of Electric Power Sold. The Company realized $0.4 million in brokered electric power sales during 1994 as compared to nominal amounts of brokered electric power sales in 1993. The increase in electric power sales revenue and margin was primarily due to higher volumes brokered during 1994 of 640,000 MWh as compared to 38,000 MWh brokered during 1993.

  Operating Expenses. Operating expenses increased to $0.8 million in 1994 as compared to $0.4 million in 1993 primarily due to increased staffing.

CORPORATE EXPENSES

  Certain general and administrative costs reported by the Company are for services provided by MidAmerican Energy or MidAmerican Capital. The Company currently intends to utilize certain of such services on a transitional basis through the end of 1996. The costs of the services received, including overhead costs, are classified as directly assigned costs or allocable costs. Allocable costs are allocated based on the Company's relative percentage of three factors. The three factors are total revenues, total assets and total payroll. Wages and salaries, of the Company's corporate staff, MidAmerican Capital and MidAmerican Energy, are classified as directly assigned or allocable based upon individual employee time reporting, along with associated payroll taxes and the costs of benefits. In addition, certain directly assigned Company expenses paid by MidAmerican Energy are billed to the Company.

  The Company incurred corporate expenses of $1.6 million, $1.6 million and $1.0 million in 1995, 1994 and 1993, respectively, and $0.5 million and $0.4 million during the first quarters of 1996 and 1995, respectively. Increases in corporate expenses have been primarily due to increases in payroll and related personnel expenses.

LIQUIDITY AND CAPITAL RESOURCES

  The Company had working capital of $6.3 million, $10.2 million and $11.5 million at December 31, 1993, 1994 and 1995, respectively. Historically, the Company has funded its operations principally through cash flow from natural gas and oil operations and contributed capital and borrowings from MidAmerican Capital. The decrease in the Company's working capital from $11.5 million at December 31, 1995, to $1.8 million at March 31, 1996, was primarily attributable to a $6.4 million reduction in cash and cash equivalents which was used to reduce debt and fund certain investments. Such use of cash and cash equivalents resulted from management's desire to reduce the Company's debt and to make more efficient use of the Company's cash. Other components of such working capital decrease include a $2.2 million reduction in the difference between the Company's accounts receivable and accounts payable attributable to its natural gas marketing operations.

  The Company's net cash flow from operations for the first three months of 1996 was $13.8 million compared to $12.3 million for the same period in 1995. The increase in cash flow was attributable to increases in both natural gas and oil production and average realized product prices, the acquisition of additional gas marketing assets effective November 1995, and the start-up of another natural gas marketing operation in February 1996. Net cash flow from operations during 1995 was $38.2 million as compared to $22.8 million and $25.5 million for 1994 and 1993, respectively. The increase in cash flow for 1995 as compared to 1994 was principally due to increased natural gas and oil production, reduced operating and administrative costs, and the acquisition of additional natural gas marketing assets effective November 1995. The decrease in cash flow for 1994 as compared to 1993 was primarily attributable to increased general and administrative expense and corporate expense due to Company growth.

  In April 1996, the Company acquired the interests of Enron Oil & Gas Company in certain properties located in the Sawyer Canyon Field, Sutton County, Texas. The purchase price was financed with a floating interest rate note from MidAmerican Capital in the amount of $45.2 million. The initial interest rate was 6.17% for a six-month period. The pro forma pre-tax operating cash flows for the year ended December 31, 1995 relating to the Sawyer Canyon Acquisition were $11.4 million (excluding $3.0 million of pro forma interest expense).

  From January 1, 1993 through March 31, 1996, after giving effect to the Sawyer Canyon Acquisition described above, the Company had invested $220.3 million, principally in additions to natural gas and oil properties. The Company's total capital budget for the last nine months of 1996 is approximately $23.2 million. The Company has allocated $8.4 million of this budget to Extensional Infill drilling, $2.3 million to exploratory drilling, $5.0 million to enhancement of its existing natural gas and oil reserve base, and $7.5 million to energy marketing and electric energy power exchange activities. For the calendar year 1997, the Company currently anticipates total capital expenditures of $57.0 million. Of this total 1997 capital budget, the Company currently intends to allocate $14.0 million to Extensional Infill drilling, $4.0 million to exploratory drilling, $25.0 million to producing natural gas and oil property acquisitions, $9.5 million to enhancement of its existing natural gas and oil reserve base, and $4.5 million to energy marketing and electric energy power exchange activities. The majority of the Company's capital expenditures are discretionary in nature and actual levels of capital expenditures may vary significantly due to a variety of factors, including drilling results, natural gas and oil prices, industry conditions, the cost of goods and services and the extent to which proved properties are acquired. The Company anticipates that these capital expenditures will be funded principally from cash flow from natural gas and oil operations, working capital and borrowings under credit facilities.

  The Company is actively pursuing acquisitions of producing natural gas and oil properties and natural gas marketing companies. The timing and size of any acquisition and the related capital requirements are unpredictable. The Company intends to fund acquisitions and operating activities through a combination of cash flow from operations, working capital and borrowings under credit facilities.

  On July 15, 1996, the Company entered into a five-year unsecured $100 million revolving credit facility. Prior to consummation of the Offering, the Company's borrowing base under the Credit Facility is based on the Company's natural gas and oil reserves and certain receivables. After consummation of the Offering, the Company's borrowing base under the Credit Facility will be based upon the Company's natural gas and oil reserves (initially $81 million) and will be subject to redetermination on a semi-annual basis. Advances under the Credit Facility may be utilized by the Company for working capital and other general corporate purposes and repayment of indebtedness. Outstanding advances will bear interest payable quarterly at a floating rate based on the higher of The First National Bank of Chicago's corporate base rate or a rate based on the federal funds rate or, at the Company's option, at a fixed rate based on LIBOR for certain interest rate periods. The Company pays a commitment fee on the unused portion of the Credit Facility. The Credit Facility contains customary covenants which, among other things, restricts the sale of assets, mergers and consolidations and limits additional indebtedness and the payment of dividends. In addition, the Company is required to maintain a minimum net worth, which will be adjusted for the Offering, and an interest coverage ratio. Upon completion of the Offering and the application of estimated net proceeds therefrom as set forth in "Use of Proceeds," the Credit Facility will be available to fund the Company's operating and acquisition activities.

ACCOUNTING AND TAX MATTERS

  On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121) regarding accounting for asset impairments. This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 had no impact on the Company's results of operations or financial position. Although the Company's electric energy power exchange operations are in the early stage of commercial development and have incurred losses since inception, management believes that future cash flows will be in excess of capitalized costs at March 31, 1996.

  The Company has been included in the consolidated federal and, where appropriate, state income tax returns of MidAmerican Energy. The consolidated income tax currently payable (or receivable) has been allocated among the Company and other members of the affiliated income tax reporting group based on the respective contributions of these group members to total consolidated taxable income and tax credits. The Company has received (or made) payments for the income tax reductions (or increases) attributable to its activities. In 1995, the amount received was approximately $9.0 million. Actual current income tax liabilities or benefits, including alternative minimum tax, may vary primarily depending on the number of wells drilled, intangible drilling costs incurred and other investments in natural gas and oil properties by the Company. Subsequent to the Offering, the Company will no longer be included in consolidated tax returns of MidAmerican Energy. See "Relationship Between the Company and the Parent--Contractual Arrangements--Tax Sharing Agreement."

                            BUSINESS AND PROPERTIES

  InterCoast is an energy company engaged primarily in (i) the development, exploration, acquisition and production of natural gas and crude oil, (ii) the marketing of natural gas and electricity, and (iii) the development and operation of the first market-based national electronic exchange, CPEX(TM), for the buying and selling of wholesale electric power and transmission services. The Company's principal natural gas and oil operations are located in Texas, Louisiana, Oklahoma and New Mexico. The Company has increased its natural gas and oil reserves and cash flow through a balanced focus on Extensional Infill drilling, strategic acquisitions of producing properties and regionally focused exploratory drilling. The Company believes its success has resulted from its ability to (i) identify internally a large number of desirable Extensional Infill drilling locations, (ii) apply strict economic and reserve risk criteria to both drilling and acquisition operations, and
(iii) operate as an efficient, low-cost producer. Through the implementation of this approach, the Company has replaced 390% of its production at an average finding cost from all sources of $0.85 per Mcfe for the three-year period ended December 31, 1995, after giving pro forma effect to the Sawyer Canyon Acquisition.

  In April 1996, the Company acquired properties in the Sawyer Canyon Field, Sutton County, Texas from Enron Oil & Gas Company at a net purchase price of $45.2 million. The acquired properties include 350 gross (319 net) wells (of which approximately 95% are operated by the Company) and had estimated net proved reserves of 58.2 Bcfe at December 31, 1995, virtually all of which are natural gas. The acquired properties also include 37.2 miles of associated gas gathering lines. After giving pro forma effect to the Sawyer Canyon Acquisition, the Company's estimated net proved reserves have grown by 201%, from 83.5 Bcfe at December 31, 1992, to 251.0 Bcfe at December 31, 1995. At December 31, 1995, on a pro forma basis, approximately 76% of the Company's estimated net proved reserves were natural gas, and the Company's PV-10 Reserve Value was $223.6 million and its standardized measure of discounted future net cash flows was $189.8 million (the $33.8 million difference between the Company's PV-10 Reserve Value and its standardized measure of discounted future net cash flows being the present value of income taxes applicable to such future net cash flows). Average daily production has improved from 27.2 MMcfe during 1992 to 87.1 MMcfe during April 1996, representing an increase of 220%. At March 31, 1996, on a pro forma basis, the net tangible assets and properties of the Company's natural gas and oil operations comprised over 97% of the Company's total tangible asset base.

  The Company is also engaged in natural gas and wholesale electric power marketing. The Company provides a range of natural gas marketing services to industrial and utility customers and natural gas producers in addition to marketing substantially all of the natural gas produced from Company-operated wells. In the electric power sector, which is rapidly shifting from being heavily regulated to becoming a more competitive industry, the Company actively pursues opportunities for the wholesale brokering, purchasing and marketing of electricity. The Company's FERC certification as a power marketer became effective in July 1995, allowing it to purchase electricity and resell it to wholesale purchasers. As a recent entrant into this business, the Company's strategic thrust is to expand its electric power marketing business to keep pace with the competitive changes in the electric industry. In a further move, the Company established commercial operation of CPEX(TM) in May 1995. CPEX(TM) permits subscribers, including utilities and other electric power generation, transmission and marketing companies, to electronically buy and sell wholesale electricity and transmission services via the Company's proprietary network.

BUSINESS STRENGTHS AND STRATEGIES

  The Company believes that it has several key strengths and strategies that position it to continue as a successful energy company and respond effectively and rapidly to changing market opportunities. These include:

 . Active Extensional Infill Drilling Program. The Company targets drilling prospects that enhance the economic recovery of natural gas and oil in producing areas to a level greater than that previously achieved by the owners of the prevailing leasehold by increasing the density of wells that penetrate known reservoirs. Typically, development of these prospects requires that the Company obtain some or all of the rights to drill on acreage that is held by production. The Company refers to this approach as "Extensional Infill" drilling which has been implemented by various members of the Company's current management team since 1985. The Company focuses on internally generated Extensional Infill drilling opportunities within the Mid-Continent region, with particular emphasis on north Louisiana, northwest Oklahoma and the Texas panhandle, and southeast New Mexico. Through its Extensional Infill drilling program, the Company has developed approximately 53.7 Bcfe of estimated net proved reserves through the end of 1995 at an average cost of $0.75 per Mcfe. The Company utilizes an experienced team of geologists, petroleum engineers and landmen to generate, evaluate and acquire Extensional Infill prospects, applying strict economic and reserve risk criteria. The Company's geologists regularly monitor and analyze drilling and production activities within their geographic areas of expertise to generate new drilling prospects. Because a majority of the Company's Extensional Infill prospects involve farmouts on acreage not currently leased by the Company, the Company is able to maintain a large number of Extensional Infill prospects without making a major capital investment in an inventory of undeveloped leasehold acreage. As a result of this approach, the

   Company is able to drill prospects on the basis of their technical and economic merits rather than to retain expiring leasehold positions. During the three-year period ended December 31, 1995, the Company drilled 87 Extensional Infill wells, 52 of which were completed as commercial producers. At April 30, 1996, the Company had in excess of 150 Extensional Infill prospects identified in the core areas in which it operates and anticipates identifying at least 50 additional prospects during the remainder of 1996. The Company currently plans to drill at least 27 Extensional Infill wells based on its $12 million 1996 capital budget for Extensional Infill drilling. See "Business and Properties--Extensional Infill Drilling."

 . Strategic Producing Property Acquisitions. The Company seeks strategic acquisitions of producing properties where it can obtain operational control and where opportunities exist both to reduce operating costs and increase production and reserves through Extensional Infill drilling and other exploitation activities. From April 1, 1992 through April 30, 1996, the Company acquired 188.7 Bcfe of estimated net proved reserves through 31 acquisitions at an average acquisition cost of $0.67 per Mcfe. In many situations, the Company's acquisition of producing properties originates from the identification of Extensional Infill drilling prospects. The Company's most successful acquisition involving this approach was the acquisition of its interests in the Elm Grove Field, Bossier Parish, Louisiana. In early 1994, a Company geologist generated a number of Extensional Infill drilling prospects in the Elm Grove Field. The Company was able to acquire the 15 marginal producing wells in the field at a cost of $6.7 million in August 1994. It then assumed operations of the field and has since drilled 11 productive wells, recompleted 6 of the 15 existing wells to access the behind pipe reserves and discovered a deeper productive zone not previously produced in the field. As a result of the Company's enhancement efforts, gross average daily production from the Elm Grove Field has increased from 2 MMcf when acquired to a rate of 10 MMcf during April 1996, and estimated net proved reserves increased from 15.2 Bcfe at the time of acquisition to approximately 31.6 Bcfe (including net production of 3.1 Bcfe since its acquisition) at December 31, 1995. See "Business and Properties--Producing Property Acquisitions."

 . Regionally Focused Exploratory Drilling Program. The Company initiated a regionally focused exploratory drilling program in 1994. The Company generally seeks larger exploratory prospects which are based upon good subsurface geologic control on unproved structures or features which provide both significant reserve potential and an opportunity for multiple well locations. The Company focuses its exploratory efforts primarily in the Gulf Coast region where its personnel have extensive experience. The Company currently plans to drill 6 to 8 exploratory wells in 1996, primarily in the Gulf Coast region, based on a 1996 budget for exploratory drilling of $4 million, which represents 25% of the Company's total drilling budget. See "Business and Properties--Exploratory Drilling."

 . Efficient Operator. The Company pursues workovers, recompletions and other production optimization methods in order to exploit the additional production capabilities of its existing reserve base, new well completions and newly acquired properties. For this reason, the Company prefers to operate its properties in order to enhance its ability to maximize their present value and to maintain control of operating expenses and the timing and amount of capital expenditures. At April 30, 1996, the Company owned interests in 2,051 gross (667 net) wells, approximately 32% gross (83% net) of which are operated by the Company. The Company believes that it is a low-cost operator as indicated by its lease operating expenses of $0.61 per Mcfe during 1995 ($0.50 per Mcfe during the first quarter of 1996). The Company has generally found that it has been able to increase product prices and reduce costs when compared to the prior operators of its newly acquired properties. See "Business and Properties--Production, Prices and Operating Expenses."

 . Natural Gas Marketing. During the first quarter of 1996, the Company marketed over 200 MMcf per day of natural gas, including approximately 50 MMcf per day of natural gas from its operated wells. The Company's natural gas marketing activities provide the Company with the opportunity to maximize both the current sales volumes and the price received for its natural gas production and to minimize marketing and transportation costs. The Company intends to expand its existing natural gas marketing business and acquire other natural gas marketing companies where strategic synergies exist. In December 1995, the Company acquired the assets of GED, a natural gas marketing company that specializes in aggregating volumes purchased from producers, and, in the first quarter of 1996, the Company opened a natural gas marketing office to focus on market opportunities in the northern end of the Mid-Continent area. See "Business and Properties--Natural Gas and Oil Production Marketing Activities."

 . Electric Power Marketing. The electric industry is rapidly shifting from being heavily regulated to becoming a more competitive industry. In 1992, Congress passed the Energy Policy Act which accelerated competitive trends within the electric industry. The Company commenced electric wholesale power brokering operations in October 1993. As a broker, the Company acts as an intermediary between wholesale buyers and sellers. Effective July 1995, the Company's FERC certification as a power marketer became effective which allows it to fully engage in the wholesale purchase and sale of electricity. To date, the Company has brokered and marketed sales of electricity among over 60 utilities. Since attaining marketer status, the Company has experienced a steady increase in total quarterly sales. The Company believes it will be able to capitalize on expanding marketing opportunities created within the increasingly competitive electric power industry. See "Business and Properties--Electric Power Marketing."

 .  First Market-Based National Electronic Power Exchange. In May 1995, the
   Company launched commercial operation of CPEX(TM), the first market-based national electronic exchange for the buying and selling of wholesale electric power and transmission services. As of April 30, 1996, CPEX(TM) had 30 subscribers with operations in 25 states. Subscribers utilize CPEX(TM) to electronically buy and sell electricity and transmission services through on-site computers in the competitive wholesale market for the next one-hour and four-hour durations. As both the number of CPEX(TM) subscribers and their familiarity with the competitive exchange of electric power have increased, the Company has seen a rise in the number of MWh traded on CPEX(TM). The Company's strategy is to continually upgrade the capabilities of CPEX(TM) and expand market penetration in order to maintain its industry-leading position in the market-based electronic trading of wholesale electric power. See "Business and Properties--Continental Power Exchange, Inc."

NATURAL GAS AND OIL EXPLORATION AND PRODUCTION

  The Company implements its balanced approach of Extensional Infill drilling, strategic producing property acquisitions and regionally focused exploratory drilling by using an integrated team of geologists, reservoir engineers, geologic engineers and landmen who have extensive experience in all facets of oil and gas exploration and production. This integrated team approach allows the Company to direct its professional and technical resources between its drilling and acquisition efforts, as needed, with the result that the efforts of each technical group serve to complement each other. The Company's professionals perform subsurface and geologic analysis and a thorough reservoir engineering evaluation of proved developed reserves to generate its drilling and acquisition prospects. The Company also utilizes exploitation techniques and seismic delineation to enhance the overall potential of its natural gas and oil properties and prospects. Additionally, the Company markets production from its operated properties for its own account as well as that of third parties.

EXTENSIONAL INFILL DRILLING

  The Company's primary and continuing focus has been the drilling of Extensional Infill wells throughout the southern half of the Mid-Continent region of the United States. The Company employs a geological engineering approach and an application of tight sands technology to this effort, and specifically concentrates on drilling opportunities in northern Louisiana, northwest Oklahoma and the Texas panhandle, and southeast New Mexico. The Company has focused its Extensional Infill drilling program in these areas due to attractive economic conditions (lower leasehold, drilling and operating cost environment, and proximity to established markets), reservoir characteristics (multiple, stacked pay potential; established, analog field data; and long-lived reserves) and a favorable regulatory climate. In addition, the Company's technical staff has many years of prospect generating and operating experience in these regions.

  The Company's Extensional Infill drilling prospects are generally characterized by lower permeability reservoirs which lend themselves to application of tight sand fracturing technology and sophisticated completion engineering techniques. The Company's engineers have considerable experience in these technologies. While with a previous employer, the Company's President was directly involved (in conjunction with Halliburton

Company engineers) in the development and patenting of the CO/2/ Foam Fracturing process which enhances the performance of tight sand reservoirs and, since its development in the early 1980s, has become the prevalent completion technology in tight sand areas throughout the Mid-Continent region.

  The Company currently has geologists with regionally specific expertise and an average of nineteen years experience in offices located in Tulsa, Oklahoma; Dallas, Houston and Midland, Texas; and Shreveport, Louisiana. The Company provides an incentive program to these professionals through the assignment of an overriding royalty interest to the generating geologist on each prospect drilled which allows for the attraction and retention of highly qualified, experienced geologists who are motivated and rewarded based on success. In addition, the Company believes that this program provides for effective management of fixed overhead costs because the Company sets the base salaries of its geologists below the industry average. The Company minimizes potential conflicts of interest in this incentive program by subjecting each prospect proposal to intense engineering, operational and economic scrutiny and by requiring that final drilling and completion decisions be made by senior members of management who do not receive overriding royalties.

  Minimizing capital commitments to leasehold acreage positions is another key component to the Company's Extensional Infill drilling approach. Many companies commit large amounts of capital in acreage positions with the potential for prospects. In contrast, the Company acquires ownership positions only after identifying a specific geologic prospect. This approach delays the required capital exposure on leasehold positions, thereby enhancing the overall economic return on the Company's drilling activities. Moreover, as a result of this approach, the Company is able to drill prospects on the basis of their technical and economic merits and not because of expiring leasehold positions. This approach demands a team of landmen who are skilled and experienced at structuring transactions to acquire the necessary ownership position by utilizing a variety of acquisition techniques and maintaining close relationships with industry members. From 1992 through 1995, this team has acquired drilling rights in 120 Extensional Infill drilling prospects, on which the Company has drilled 87 wells, 52 of which were completed as commercial producers. These wells have added reserves totaling 53.7 Bcfe through the end of 1995 at an average finding cost of $0.75 per Mcfe. At April 30, 1996, the Company had in excess of 150 Extensional Infill prospects identified in the core areas in which it operates and anticipates identifying at least 50 additional prospects during the remainder of 1996. The Company currently plans to drill at least 27 Extensional Infill wells based on its $12 million 1996 capital budget for Extensional Infill drilling. The Company's approach to obtaining drilling rights for its Extensional Infill drilling prospects depends upon the willingness of property owners to grant the necessary drilling rights to the Company after the prospects have been identified by the Company, and the Company may encounter difficulty in obtaining, or may not be able to obtain, such rights. See "Risk Factors-- Reserve Replacement Risks."

EXPLORATORY DRILLING

  The Company initiated an active, regionally focused exploratory drilling program in 1994 which generally seeks larger exploratory prospects which are based upon good subsurface geologic control on unproved structures or features which provide both significant reserve potential and an opportunity for multiple well locations. The Company believes that while these exploratory prospects have an inherently higher risk profile, they have significantly higher upside reward potential. The Company focuses its exploratory efforts primarily in the Gulf Coast region where its personnel have extensive experience.

  The Company consistently applies its geological engineering approach to its exploratory drilling effort and utilizes the strict economic criteria employed in its Extensional Infill drilling analysis adjusted, however, for the increased risk characteristics associated with exploratory drilling. The Company broadens its exposure to a variety of exploration opportunities by seeking to limit its risk capital in any individual prospect from 10% to 20% of the exploratory drilling budget, depending on the Company's perception of the risk associated with each individual prospect.

  The Company's primary exploratory successes have come in the Louisiana Gulf Coast region of the United States. The Company's most recent discovery on an exploratory prospect occurred in April 1996. The new well, located in Jefferson Parish, Louisiana, is perforated in the lower of two productive sand lobes and is currently shut-in, pending connection to a gas pipeline. The Company is also currently attempting to acquire offsetting leasehold. Upon completion of the pipeline connection and testing of the lower sand, the Company expects the upper sand lobe to be perforated and produced at an estimated combined rate of 5 MMcf to 8 MMcf per day based upon its analysis of logs and results of other wells in the surrounding area completed in that zone. The Company has evaluated the prospect geology and determined that at least one delineation well will be required in 1996 to exploit this discovery further.

  The Company's 1996 capital budget for exploratory drilling is $4 million, representing 25% of the Company's total drilling budget. During 1996, the Company currently plans to drill five to seven additional exploratory wells primarily in south Louisiana. The Company has also expanded its exploration activity into southeast New Mexico where it currently intends to drill a prospect generated as a result of a 3-D seismic survey.

PRODUCING PROPERTY ACQUISITIONS

  The Company actively pursues acquisitions of producing natural gas and oil properties that strategically complement its drilling and operational activities. The Company's acquisition strategy focuses on negotiated transactions where it can obtain operational control. In addition, the Company directs its acquisition efforts toward properties where its technical team perceives that opportunities exist to enhance value. These opportunities can include reducing operating costs and increasing existing production and reserves through Extensional Infill drilling and other exploitation activities, including deeper tests to explore for new zones not currently producing. These acquisition-related efforts often result from a direct synergy with the Company's other activities. For example, on several occasions the Company's acquisitions have been the result of obtaining leasehold positions to drill locations identified through its Extensional Infill drilling program. In addition, the Company has successfully acquired additional interests in fields and properties where it already owns significant interests, thereby benefiting from the Company's prior operating experience and existing marketing relationships.

  The Company dedicates two professional employees to its natural gas and oil acquisition activities. In keeping with the Company's integrated team approach, these employees coordinate the expertise of other Company personnel and, as needed, highly qualified independent consultants to review, negotiate, close and assimilate significant acquisitions. In addition, these professionals and the Company's management seek to ensure that all acquisitions meet the Company's strict economic, operational and reserve risk criteria. Although this approach results in fluctuating amounts spent on acquisitions from year to year, the Company believes it has resulted in the acquisition of higher quality properties.

  From April 1, 1992 through April 30, 1996, the Company completed 31 natural gas and oil property acquisitions, involving total acquisition costs of approximately $126.5 million. Of these completed acquisitions, 18 transactions, at a cost of $10 million, were acquisitions of additional interests in properties already owned by the Company.

  The following table presents a summary of the Company's acquisitions of estimated net proved reserves.

                                    PROVED        ACQUISITION     ACQUISITION
                    NUMBER OF      RESERVES          COST            COST
   ACQUISITIONS    ACQUISITIONS   (MMCFE) (1)   (THOUSANDS) (2)    ($/MCFE)
   ------------    ------------   -----------   ---------------   -----------
       1992              6            7,964        $  3,823          $0.48
       1993             15           90,782          58,277           0.64
       1994              7           32,743          17,358           0.53
       1995              2            1,195           1,786           1.49
   Sawyer Canyon         1           56,058          45,240           0.81
                       ---          -------        --------          -----
       Total            31          188,742        $126,484          $0.67
                       ===          =======        ========          =====

- --------
(1) Estimated net proved reserves at date of acquisition for properties purchased prior to April 1996 are based on the first year-end reserve report prepared following the acquisition date and adjusted for production between the acquisition date and the first year-end. The estimated net proved reserves are not identical to the current amount of such reserves due to subsequent production and drilling activities.
(2) Acquisition cost is based on the price paid at the acquisition date.

 Sawyer Canyon Acquisition

  In April 1996, the Company purchased the interests of Enron Oil & Gas Company in the Sawyer Canyon Field, Sutton County, Texas (the "Sawyer Canyon Properties") at a net purchase price of approximately $45.2 million. The Sawyer Canyon Properties include 350 gross (319 net) wells (of which virtually all of the net wells are operated by the Company) that produced 17.4 MMcf of natural gas and 48 Bbls of oil per day in April 1996 net to the acquired interest. At December 31, 1995, the Company estimated the proved reserves of the Sawyer Canyon Properties at 57.8 Bcf of natural gas and 78.6 MBbls of oil, of which 96% was proved developed. The Sawyer Canyon Properties also include
37.2 miles of associated gas gathering lines. The Company believes the attributes of the Sawyer Canyon Properties are similar to previously acquired properties that the Company has enhanced through operating, marketing and drilling activities, but there can be no assurance that such enhancement will occur in the case of the Sawyer Canyon Properties. See "--Significant Natural Gas and Oil Properties."

  The Company conveyed certain of its interests in the Sawyer Canyon Properties with production qualifying for credits under Section 29 of the Internal Revenue Code of 1986, as amended (the "Code"), to another subsidiary of MidAmerican Capital. See "Certain Transactions."

SIGNIFICANT NATURAL GAS AND OIL PROPERTIES

  The following table sets forth certain information which relates to the Company's principal natural gas and oil property areas, including the pro forma effects of the Sawyer Canyon Acquisition, for the periods indicated.

                                             PRO FORMA DECEMBER 31, 1995
                              ----------------------------------------------------------
                                                    NET PROVED RESERVES
                                    ----------------------------------------------------
                                                                 PV-10         PV-10
                                    NATURAL OIL AND             RESERVE       RESERVE
                              GROSS   GAS    LIQUIDS  TOTAL      VALUE         VALUE
       PROPERTY--AREA         WELLS (MMCF)  (MBBLS)  (MMCFE) (IN THOUSANDS) (% OF TOTAL)
       --------------         ----- ------- -------- ------- -------------- ------------
Sawyer Canyon Field.........    350  57,754     79    58,228    $ 55,412         25%
ArkLaTex Area...............     74  39,572    305    41,402      44,109         20
Anadarko Basin..............    213  34,195    310    36,055      29,657         13
Gulf Coast Louisiana........     38  10,396    546    13,672      22,511         10
Offshore Gulf of Mexico.....     76  11,226    514    14,310      19,977          9
Gulf Coast and South Texas..     57   7,341    525    10,491      11,261          5
Newhall-Potrero.............     36   2,959  1,969    14,773       8,437          4
Other.......................  1,207  27,984  5,675    62,034      32,207         14
                              ----- -------  -----   -------    --------        ---
  Total.....................  2,051 191,427  9,923   250,965    $223,571(1)     100%
                              ===== =======  =====   =======    ========        ===

- --------

(1) The pro forma standardized measure of discounted future net cash flows as of December 31, 1995 was $189.8 million. The $33.8 million difference between the Company's PV-10 Reserve Value and its standardized measure of discounted future net cash flows is the present value of income taxes applicable to such future net cash flows.

 Sawyer Canyon Field

  The Company's largest concentration of reserve holdings, consisting of 23% of its proved reserves as of December 31, 1995 on a pro forma basis, is the Sawyer Canyon Field, Sutton County, Texas, which was purchased in April 1996. See "--Producing Property Acquisitions--Sawyer Canyon Acquisition." The Company owns interests in 350 gross (319 net) wells of which 327 gross (319 net) wells are operated by the Company. The Company's average working interest in this field is 91%. The Company's leasehold position consists of approximately 34,887 gross (34,053 net) acres. During April 1996, the Company realized average daily production of 17.4 MMcf of natural gas and 48 Bbls of oil from the Sawyer Canyon Field.

  The main producing formation in the Sawyer Canyon Field is the Canyon sandstone at a depth of approximately 5,500 feet. Natural gas in the Canyon formation is stratigraphically trapped in lenticular sandstone reservoirs. A typical Sawyer Canyon Field well encounters multiple productive reservoirs within the 800 foot to 1,400 foot thickness of the Canyon formation. These Canyon reservoirs tend to be discontinuous and generally exhibit lower porosity and permeability, characteristics which reduce the area that can be effectively drained by a single well to units as small as 40 acres.

  The Company's 58.2 Bcfe of proved reserves attributable to the Sawyer Canyon Field are 96% proved developed. The Company currently plans on drilling seven additional infill locations to exploit the remaining proved undeveloped reserves. The Company also believes that additional proved reserves may ultimately be attributed to many of the 60 or more 40-acre locations remaining on the property. The Company has also identified additional enhancement potential through several recompletion possibilities in existing wellbores into Canyon sand reservoirs not currently producing. In addition to exploiting these Canyon sand development opportunities, the Company currently intends to evaluate portions of the Sawyer Canyon Field for potential in the shallower Wolfcamp and deeper Strawn formations which have been found to be productive in the area.

 ArkLaTex Area

  The Company's second largest concentration of reserve holdings, representing approximately 16% of total proved reserves as of December 31, 1995 on a pro forma basis, is located in the ArkLaTex Area primarily in Bossier, Claiborne, Lincoln, and Union Parishes in northern Louisiana. The Company owns an interest in 74 gross (38 net) wells of which 42 gross (36 net) wells are operated by the Company. The Company's average working interest in its ArkLaTex Area operated wells is approximately 86%. Average daily production from the ArkLaTex Area, net to the Company's interest, was approximately 10.7 MMcf of natural gas and 103 Bbls of oil during April 1996.

  Certain members of the Company's management have been active in the ArkLaTex Area since 1977. Production in the ArkLaTex Area is primarily from the Hosston, Cotton Valley and Haynesville formations of Cretaceous and Jurassic age at depths of 5,500 feet to 10,000 feet. These formations are lower permeability sandstones which were developed on 640-acre spacing and require Extensional Infill drilling and advanced fracture stimulations to drain the reserves in place adequately.

  Elm Grove Field. The Company's net proved reserves in the Elm Grove Field, Bossier Parish, Louisiana, at December 31, 1995, were 28.5 Bcfe, of which 97% was proved developed. Production out of the Elm Grove Field is natural gas from the Hosston and Cotton Valley formations at depths of 7,000 feet to 9,600 feet. The Company owns an interest in 42 gross (27 net) wells, of which 29 gross (27 net) wells are operated by the Company. The Company's average working interest in its operated properties in the Elm Grove Field is approximately 92%. In addition, the Company acquired in 1995 non-operated properties with an average working interest of approximately 3% with acreage offsetting the Company's operated properties. The Company's operated leasehold position consists of approximately 5,760 gross (5,649 net) acres. Average daily production from the Elm Grove Field, net to the Company's interest, was approximately 7.7 MMcf of natural gas and 30 Bbls of oil during April 1996.

  Due to the Company's operational enhancements, average gross production from the original properties has reached a rate of 10 MMcf per day during April 1996, up from an average daily production level of 2 MMcf per day when the Company assumed operations in August 1994. The Company has acquired additional interests in the area through multiple acquisitions that have increased reserves with minimal additional administrative costs. The Company has identified several behind pipe zones and three to five additional infill locations that have not been classified as proved reserves but which the Company believes have significant potential to increase proved reserves.

  Since the Company acquired its first interest in the Elm Grove Field, it has drilled 11 productive wells, recompleted 6 of the 15 existing wells to access behind pipe reserves and discovered a deeper productive zone not previously produced in the field. The Company has also drilled 10 productive wells in five ArkLaTex fields other than Elm Grove. The Company expects to continue to generate drilling prospects in the fields in which it is currently active and other ArkLaTex Area fields. The Company currently plans to drill at least 8 prospects during 1996 in the ArkLaTex Area.

 Anadarko Basin Area

  The Company's Anadarko Basin properties are located in northwest Oklahoma and the Texas panhandle. The Company owns an interest in 213 gross (82 net) wells of which it operates 153 gross (75 net) wells. Average daily production from the area, net to the Company's interest, was approximately 10.1 MMcf of natural gas and 81 Bbls of oil during April 1996.

  Certain members of the Company's management team have been actively involved in the development of reserves in the Anadarko Basin since 1974. The majority of the Company's properties in this area are located on the Northern Shelf and are predominantly natural gas producing from various formations of Pennsylvanian and Pre-Pennsylvanian age at depths of 7,000 feet to 12,000 feet. The Company's Mills Ranch Field, operated by Chevron, is in the deeper part of the basin with production from depths of 10,000 feet to 20,000 feet. Pre-Pennsylvanian reservoirs include the Mississippi, Chester and Hunton formations and are typically fractured carbonates. Pennsylvanian reservoirs include the Redfork, Atoka and Morrow sandstones.

  Spacing across the Anadarko Basin is generally on 640 acre units with extensive Extensional Infill drilling having occurred over the last 15 years. The Company has participated in the drilling of 44 gross (37 net) Extensional Infill wells in this area since 1992. Of the 36.1 Bcfe total proved reserves as of December 31, 1995, net to the Company's interest and attributable to the Anadarko Basin area, 82% are proved developed. The Company plans to continue to exploit areas of the Anadarko Basin that require Extensional Infill drilling for adequate reserve drainage.

 Gulf Coast Louisiana Area

  The Company's onshore Gulf Coast Louisiana properties are located in 10 fields in south Louisiana. The Company owns an interest in 38 gross (7 net) wells of which it operates 9 gross (5 net) wells. During April 1996, average daily production from the area, net to the Company's interest, was approximately 6 MMcf of natural gas and 295 Bbls of oil.

  The Company has 22 years of management experience in the Gulf Coast Louisiana Area. Since 1992, the Company has actively developed its reserves in the area through its Extensional Infill and exploratory drilling programs and producing property acquisitions. The Company's proved reserves of 13.7 Bcfe as of December 31, 1995 in the Gulf Coast Louisiana Area are 90% proved developed.

 Offshore Gulf of Mexico Area

  The Company has non-operated working interests ranging from 2% to 14% in 14 offshore fields (including blocks located in the Eugene Island, Ship Shoal, South Timbalier, Vermilion, West Cameron and Galveston Island areas) which are operated primarily by Newfield Exploration Company ("Newfield"). The Company has interests in 76 gross (6 net) wells with an average working interest of approximately 8%. During April 1996, average daily production from this area, net to the Company's interest, was approximately 7.8 MMcf of natural gas and 350 Bbls of oil.

  These fields produce from various Pleistocene, Pliocene and Miocene sands ranging from 6,000 feet to 15,000 feet in depth. The Company's participation with Newfield in the development of these offshore reserves was initiated in 1990. The last year of active participation in new leasehold acquisition with Newfield was 1992, although the Company has continued to participate in the development of the properties where it already owns leases.

  In 1995, Newfield added reserves through drilling in the Ship Shoal 159, South Timbalier 148 and South Timbalier 193 Fields which resulted in upward revisions of 2.9 Bcfe of net proved reserves to the Company. In total, the Company has net proved reserves of 14.3 Bcfe as of December 31, 1995 in the Offshore Gulf of Mexico Area which are 92% proved developed.

 Gulf Coast and South Texas

  The Company's onshore Gulf Coast and South Texas properties are located in eight fields in south Texas. The Company owns an interest in 57 gross (15 net) wells, of which it operates 10 gross (4 net) wells. Average production from the area, net to the Company's interest, was approximately 4.6 MMcf of natural gas and 184 Bbls of oil per day during April 1996.

  The Company has been developing its reserves in the onshore Gulf Coast and South Texas Area that were acquired prior to 1992 through its participation in various exploratory drilling programs. In 1993 and 1994, the Company expanded its Gulf Coast and South Texas reserve base with the acquisition of one non-operated and three operated fields. The Company has generally been successful in improving the profitability of the properties acquired from other operators by increasing production rates through an aggressive workover program, improving marketing arrangements for natural gas and oil sales and lowering the lifting cost per unit of production.

  The Company's proved reserves of 10.5 Bcfe as of December 31, 1995 from the onshore Gulf Coast and South Texas Area are 94% proved developed. The Company has identified three workovers to re-establish production from currently shut-in wells that it operates in the Gillock Field and is currently installing artificial lift and a saltwater disposal system.

 Newhall-Potrero Field

  The Newhall-Potrero Field is located in Los Angeles County, California, outside the city of Valencia. The Company owns a 100% working interest in 36 active wells, all of which are operated by the Company. The Company's leasehold position consists of approximately 1,250 acres. During April 1996, average daily production from the field, net to the Company's interest, was approximately 360 Bbls of oil and 0.7 MMcf of natural gas.

  The Company's interest in the Newhall-Potrero Field was acquired in 1993 and is comprised of the Rancho San Francisco and Ferguson leases. Production is predominantly oil produced from the multiple Modelo sands in the Miocene formation at a depth range of 6,000 feet to 13,000 feet.

  The Company has been able to increase oil production in April 1996 by 89 Bbls of oil per day over 1994 average daily levels by converting certain wells from gas lift to pumping unit operations and reworking other wells. The Company has also realized a 31% reduction in lifting costs from $6.32 per BOE in 1994 to $4.35 per BOE in 1995. The Company believes that there are other production enhancement opportunities in the Newhall-Potrero Field through the recompletion of wells to undrained portions of the oil reservoirs and installing additional pumping units. The Company currently plans 4 to 6 workovers in an attempt to enhance production further during 1996.

NATURAL GAS AND OIL RESERVES

  The Company's estimated total proved and proved developed reserves of natural gas and oil as of December 31, 1993, 1994 and 1995, and pro forma for the Sawyer Canyon Acquisition as of December 31, 1995, were as follows:

                                 PROVED RESERVES (1)            PROVED DEVELOPED RESERVES (2)
                         ----------------------------------- -----------------------------------
                         NATURAL GAS OIL AND LIQUIDS  TOTAL  NATURAL GAS OIL AND LIQUIDS  TOTAL
      DECEMBER 31,         (MMCF)        (MBBL)      (MMCFE)   (MMCF)        (MBBL)      (MMCFE)
      ------------       ----------- --------------- ------- ----------- --------------- -------
1993....................   112,023        8,955      165,754   100,660        8,173      149,698
1994....................   148,611        7,304      192,434   115,099        6,717      155,401
1995....................   133,673        9,844      192,737   111,189        8,255      160,719
Pro Forma 1995..........   191,427        9,923      250,965   166,735        8,327      216,697

- --------
(1) Estimated quantities of proved natural gas and oil reserves for 1994 and 1995 (on an historical and pro forma basis) are based upon reserve reports prepared by Netherland, Sewell and Associates, Inc. ("Netherland, Sewell"), the Company's independent petroleum engineers, except that, of the quantities set forth above, (a) 35,872 MMcf of natural gas, 681 MBbls of oil and 39,958 MMcfe of the Company's proved undeveloped reserves and the Company's net APPL limited partnership proved reserves for 1994 and
    (b) 20,736 MMcf of natural gas, 1,951 MBbls of oil and 32,442 MMcfe of the Company's proved undeveloped reserves and the Company's net Merit limited partnership proved reserves for 1995 (on an historical and pro forma basis) are based upon estimates evaluated by the Company. Estimated quantities of natural gas and oil reserves for 1993 are based upon compilations of estimates of independent petroleum engineers and the Company's engineers.
(2) Estimated quantities of proved developed natural gas and oil reserves for 1994 and 1995 (on an historical and pro forma basis) are based upon reserve reports prepared by Netherland, Sewell, except that, of the quantities set forth above, (a) 2,360 MMcf of natural gas, 94 MBbls of oil and 2,924 MMcfe of the Company's net APPL limited partnership proved developed reserves for 1994 and (b) 1,509 MMcf of natural gas, 401 MBbls of oil and 3,915 MMcfe of the Company's net Merit limited partnership proved reserves for 1995 (on an historical and pro forma basis) are based on estimates evaluated by the Company. Estimated quantities of natural gas and oil reserves for 1993 are based upon compilations of estimates of independent petroleum engineers and the Company's engineers.

  The following table sets forth the estimated future net cash flows from the Company's estimated proved reserves as of December 31, 1993, 1994 and 1995, and pro forma for the Sawyer Canyon Acquisition as of December 31, 1995:

                                              DECEMBER 31,         PRO FORMA
                                       -------------------------- DECEMBER 31,
                                         1993     1994     1995       1995
                                       -------- -------- -------- ------------
                                                 (IN THOUSANDS)
Estimated future net cash flows
 before income
 taxes (1)...........................  $220,335 $221,513 $258,220 $346,803
Estimated future net cash flows be-
 fore income taxes, discounted at 10%
 per annum (2) (3)...................  $137,711 $144,595 $168,159 $223,571
Standardized measure of discounted
 future net cash flows (3)...........  $118,202 $126,044 $136,924 $189,778

- --------
(1) Estimated future net cash flows before income taxes for 1994 and 1995 (on an historical and pro forma basis) are based upon reserve estimates prepared by Netherland, Sewell, except that, of the estimates of such cash flows set forth above, (a) $47,155,000 of such estimates for 1994 is attributable to the Company's proved undeveloped reserves and the Company's net APPL Limited Partnership proved reserves which are based upon reserve estimates evaluated by the Company and (b) $30,232,000 of such estimate for 1995 (on an historical and pro forma basis) is attributable to the Company's proved undeveloped reserves and the Company's net Merit Limited Partnership proved reserves which are also based upon reserve estimates evaluated by the Company. Such estimate for 1993 is based upon compilations of reserve estimates of independent petroleum engineers and the Company's engineers.
(2) Estimated future net cash flows before income taxes, discounted at 10%, for 1994 and 1995 (on an historical and pro forma basis) are based upon reserve estimates prepared by Netherland, Sewell, except that, of the estimates of such cash flows set forth above, (a) $28,400,000 of such estimate for 1994 is attributable to the Company's proved undeveloped reserves and the Company's net APPL limited partnership proved reserves which are based upon reserve estimates evaluated by the Company and (b) $15,717,000 of such estimate for 1995 (on an historical and pro forma basis) is attributable to the Company's proved undeveloped reserves and the Company's net Merit limited partnership proved reserves which are also based upon reserve estimates evaluated by the Company. Such estimate for 1993 is based upon compilations of reserve estimates of independent petroleum engineers and the Company's engineers.
(3) The difference between estimated future net cash flows before income taxes, discounted at 10% per annum and the standardized measure of discounted future net cash flows of $19,509,000, $18,551,000, $31,235,000 and $33,793,000 for 1993, 1994, 1995 and 1995 on a pro forma basis, respectively, is the present value of income taxes applicable to such future net cash flows.

  The reserve data set forth in this Prospectus represent only estimates of Netherland, Sewell, other third-party engineers and the Company. A summary of Netherland, Sewell's report dated May 13, 1996 for pro forma December 31, 1995 is filed as an exhibit to the registration statement of which this Prospectus is a part. Reserve engineering is a subjective process of estimating the recovery of underground accumulations of natural gas and oil that cannot be measured in an exact manner, and the accuracy of any reserve estimate is the function of the quality of the available data, of the assumptions made, and of engineering and geological interpretation and judgment. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows therefrom necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For those reasons, estimates of the economically recoverable natural gas and oil reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. Actual prices, production, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves will vary from those assumed in the estimates and such variances may be significant. Any significant variance from the assumptions could result in the actual quantity of the Company's reserves and future net cash flow therefrom being materially different from the estimates set forth herein. In addition, the Company's estimated reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing natural gas and oil prices, operating and development costs and other factors.

  Estimates with respect to proved undeveloped reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

  The present worth of future net cash flows shown above should not be construed as the current market value, or the market value as of December 31, 1995, or any prior date, of the estimated natural gas and oil reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net revenues from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. Actual future prices and costs may be materially higher or lower. Actual future net revenues also will be affected by factors such as actual production, supply and demand for natural gas and oil, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs.

  In accordance with methodology approved by the Commission, specific assumptions were applied in the estimates of future net cash flows. Under this methodology, estimated future net cash flows are determined by reducing estimated future gross cash flows to the Company for natural gas and oil sales by the estimated costs to develop and produce the underlying reserves, including future capital expenditures, operating costs, transportation costs, royalty and overriding royalty burdens. Estimated future production costs were based on actual annual production costs incurred during the reported period. A portion of the Company's proved reserves are undeveloped, and future development costs thereon were calculated based on a continuation of present economic conditions.

  Future net cash flows were discounted at 10% per annum to arrive at discounted future net cash flows. The 10% discount factor used to calculate present value is required by the Commission, but such rate is not necessarily the most appropriate discount rate. Present worth of future net cash flows, irrespective of the discount rate used, is materially affected by assumptions as to timing of future natural gas and oil prices and production, which may prove to be inaccurate. In addition, the calculations of estimated net revenues do not take into account the effect of certain cash outlays, including, among other things, general and administrative costs, interest expense and dividends.

  The Company does not file reserve reports with any federal agency other than the Commission.

PRODUCTIVE WELLS

  The following table sets forth the number of productive natural gas and oil wells in which the Company owned an interest as of April 30, 1996. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Wells which are completed in more than one producing horizon are counted as one well. Of the gross wells reported below, five had multiple completions.

                                                                     GROSS  NET
                                                                     ----- -----
      Natural gas wells.............................................   999 532.8
      Oil wells..................................................... 1,052 134.4
                                                                     ----- -----
        Total....................................................... 2,051 667.2
                                                                     ===== =====

ACREAGE DATA

  The following table sets forth certain information regarding the Company's developed and undeveloped lease acreage as of April 30, 1996.

                                           DEVELOPED ACREAGE UNDEVELOPED ACREAGE
                                           ----------------- -------------------
STATE                                       GROSS     NET      GROSS      NET
- -----                                      ----------------- -------------------
Oklahoma..................................   41,360   32,848    17,011    11,229
Texas (1).................................   71,577   51,458     9,931     8,403
Louisiana.................................   20,338    6,915     7,133     6,172
Montana...................................   21,946    8,955       --        --
Colorado..................................   16,985    4,440     4,186     2,699
Wyoming...................................    9,823    6,255       --        --
Other.....................................   19,652   12,436     4,443     3,367
                                           -------- -------- --------- ---------
  Total...................................  201,681  123,307    42,704    31,870
                                           ======== ======== ========= =========

- --------
(1) 34,887 gross (34,053 net) acres of the developed acreage and none of the gross undeveloped acreage are attributable to the Sawyer Canyon Acquisition.

DRILLING ACTIVITIES

  During the periods indicated, the Company drilled or participated in the drilling of the following exploratory and development wells:

                                  YEAR ENDED DECEMBER 31,       THREE MONTHS
                              --------------------------------      ENDED
                                 1993       1994       1995    MARCH 31, 1996
                              ---------- ---------- ---------- ----------------
                              GROSS NET  GROSS NET  GROSS NET   GROSS    NET
                              ----- ---- ----- ---- ----- ---- -------- -------
Exploratory:
  Productive.................    9   1.1   11   1.1    9   0.8        1     0.4
  Non-Productive.............    7   1.9    8   4.0    7   3.4        1     1.0
                               ---  ----  ---  ----  ---  ----  ------- -------
    Total....................   16   3.0   19   5.1   16   4.2        2     1.4
                               ===  ====  ===  ====  ===  ====  ======= =======
Development:
  Productive.................   20  10.2   22  15.7   32  21.4        2     2.0
  Non-Productive.............    7   6.5   15  10.4   17  12.3        3     2.2
                               ---  ----  ---  ----  ---  ----  ------- -------
    Total....................   27  16.7   37  26.1   49  33.7        5     4.2
                               ===  ====  ===  ====  ===  ====  ======= =======

  At April 30, 1996, the Company was participating in the drilling or completion of 6 gross (4.3 net) wells, 2 of which are still being drilled and 4 of which were determined to be productive. All of the Company's drilling activities are conducted with independent contractors. The Company owns no drilling equipment.

  The information contained in the foregoing table should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled and the natural gas and oil reserves generated therefrom.

PRODUCTION, PRICES AND OPERATING EXPENSES

  The following table sets forth the Company's net production of natural gas and oil, average sales prices and certain production data during the periods indicated on a historical and pro forma basis:

                                                             THREE MONTHS
                             YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                          ------------------------------ ---------------------
                                               PRO FORMA             PRO FORMA
                           1993   1994   1995    1995    1995  1996    1996
                          ------ ------ ------ --------- ----- ----- ---------
Net production volumes:
  Natural gas (MMcf)..... 12,742 15,591 17,835  25,980   4,066 5,113   6,727
  Oil and liquids
   (MBbls)...............    691  1,024  1,028   1,045     252   316     320
Average sales prices:
  Natural gas (per Mcf)
   (1)................... $ 2.04 $ 1.82 $ 1.65  $ 1.63   $1.61 $2.00   $2.02
  Oil (per Bbl)..........  16.07  14.93  16.45   16.43   16.41 17.64   17.70
Average production costs
 per Mcfe (2)............ $ 0.57 $ 0.69 $ 0.61  $ 0.54   $0.65 $0.50   $0.48

- --------
(1) Includes the results of the Company's price risk management activities. See "--Natural Gas and Oil Production Marketing Activities."
(2) Production costs are equivalent to lease operating expenses and may vary substantially among wells depending on the methods of recovery employed and other factors.

NATURAL GAS AND OIL PRODUCTION MARKETING ACTIVITIES

  The Company markets substantially all of the natural gas production from Company-operated wells to pipelines and third party gas marketers. The Company believes that its marketing activities add value by giving the Company opportunities to obtain competitive prices for products, rapidly connect new wells to pipelines, minimize pipeline and purchaser balancing problems, maintain continuous sales of production and secure prompt payment. The Company's production marketing group utilizes strict economic and risk-reward analysis and the experience of other technical groups to evaluate the various marketing alternatives for each project.

  Substantially all of the Company's natural gas is sold either under short-term contracts (one year or less) providing for variable or market sensitive prices or under various long-term contracts providing for fixed prices which dedicate the natural gas to a single purchaser for an extended period of time.

  In connection with the marketing of its natural gas production, the Company engages in natural gas price risk management activities primarily through the use of fixed for floating price swap agreements on notional volumes that require payments to (or the receipt of payments from) counterparties to such agreements based on the differential between a fixed and variable price for natural gas. The Company maintains coverage of such notional volumes with adequate physical volume deliveries at the hub points used to price such arrangements. The Company intends to continue to consider various risk management arrangements to stabilize cash flow and earnings and reduce the Company's susceptibility to volatility in natural gas prices. These agreements involve certain risks, see "Risk Factors--Price Risk Management."

  The Company utilizes, from time to time, natural gas price swaps for a portion of its natural gas production to achieve a more predictable cash flow and to reduce its exposure to product price fluctuations. The Company records these transactions under settlement accounting guidelines and, accordingly, includes gains or losses in gas and oil revenues in the period of the swapped production. The Company currently has three separate natural gas price swaps in place. Effective January 1, 1995, the Company effectively fixed the sales price for a portion of its natural gas production at a NYMEX price of $1.905 per MMBtu for a five-year term. In September 1995, the Company effectively fixed the sales price for an additional portion of its natural gas production at a NYMEX price of $2.055 per MMBtu for ten years. In May 1996, the Company effectively fixed the sales price for an additional portion of its natural gas production at a NYMEX price of $2.23 per MMBtu for a one-year term. The Company, in May 1996, also fixed a basis component of the net wellhead sales price for a portion of its natural gas production at the NYMEX price less $0.096 per MMBtu for a one-year term. For the calendar years 1996, 1997 and 1998, these transactions cover aggregate notional volumes of 11,720,000 MMBtus, 8,060,000 MMBtus and 4,836,000 MMBtus, respectively, and result at annual weighted average prices per MMBtu of $2.0325, $1.9942 and $1.9832, respectively. The Company currently intends to limit its natural gas price swap activity to no more than 50% of its natural gas production.

  Since early 1995, the Company has been more aggressively marketing a portion of the oil production from its properties through the off lease marketing of volumes in its core oil producing areas. As a result of this marketing activity, the Company has realized improvements to the price received for its oil production in these areas.

  The Company, in May 1996, in order to integrate its various natural gas marketing activities, reorganized its corporate structure so that all of its natural gas marketing operations are conducted through InterCoast Gas Services. This action coordinates the Company's natural gas and oil production marketing activities described above with the natural gas marketing operations described below, which the Company has recently acquired and started. The Company intends that InterCoast Gas Services will be able to provide an assorted range of services and believes that it can provide value to its natural gas and oil exploration and production operations and to its electric marketing and brokering business.

  In the past, MidAmerican Capital has provided letters of credit and guarantees to support certain of the Company's purchases of natural gas. Accordingly, the Company's historical ability to purchase and the volumes and terms of its purchases have been dependent, in part, on the financial support of MidAmerican Capital. After the Offering, the Company's own financial strength may affect its ability to purchase and the volumes and terms under which it will be able to purchase natural gas. There can be no assurance that the Company's financial strength will be sufficient to provide the financial support that may be required to continue the present volume of purchases or to permit increased volumes of purchases at acceptable prices. See "Risk Factors--Certain Risks of Natural Gas Marketing Operations."

  In late 1995, the Company initiated a plan to grow its wholesale natural gas marketing business. This plan involved two components: (i) strategic acquisitions of other natural gas marketing companies and (ii) the start-up of its own natural gas marketing company. During that time period, the Company acquired for $1.8 million the assets of GED, a small natural gas marketing company located in Tulsa, Oklahoma. This operation focuses on aggregating natural gas volumes from producers and providing services (including nomination, pipeline balancing, royalty payment administration, and other accounting and administrative services) to these producers. As of April 30, 1996, this portion of InterCoast Gas Services purchased natural gas from over 600 wells located primarily in Oklahoma and the Texas panhandle. The volumes of natural gas purchased from these producers are aggregated with volumes purchased from other gas marketing companies and resold to natural gas distribution companies, industrial end-users and other natural gas marketing companies. This portion of InterCoast Gas Services' operations enters into both short-term and long-term sales agreements, as well as utilizes various price risk management contracts and arrangements, including NYMEX options and basis swap agreements, fixed for floating price swap agreements, fixed price forward purchase and sale agreements, options and other similar contractual arrangements. See "Risk Factors--Price Risk Management."

  In the first quarter of 1996, the Company opened a natural gas marketing office to focus on market opportunities in the northern end of the Mid-Continent region, concentrating on wholesale customers in that region. This portion of InterCoast Gas Services' operations purchases natural gas from producers, pipelines and other marketing companies and resells the natural gas to industrial end-users, natural gas distribution companies, producing companies, pipelines and other marketing companies. Sales and purchases are made generally on a firm basis but may also be on a swing or interruptible basis. The terms of the agreements have been for periods of less than one year; however, longer term contracts may be entered into in the future. This operation also utilizes various price risk management contracts and arrangements, including NYMEX options and basis swap agreements, fixed for floating price swap agreements, fixed price forward purchase and sale agreements, over the counter option contracts and other similar contractual arrangements. See "Risk Factors--Price Risk Management."

ELECTRIC POWER MARKETING

  The Company engages in the purchase and sale of wholesale electric power, both as a broker and marketer. As a broker, the Company acts as an intermediary by facilitating transactions between buyers and sellers of electricity. When acting as a marketer, the Company purchases and takes title to electricity and resells that electricity to other utilities. In connection with its marketing activity, the Company may also contract with electric utilities for transmission services. The Company began its electric marketing business in October 1993, and its FERC certification as a power marketer became effective in July 1995. Prior to the effectiveness of its power marketer certification, the Company's electric marketing business was limited to brokering transactions. Through the first quarter of 1996, the Company had brokered and marketed approximately 925,000 MWh among over 60 utilities. The Company's strategy is to establish itself as a reliable trading and marketing partner for wholesale electricity transactions throughout the United States and Canada.

  The Company has secured interchange and transmission agreements which specify the terms and conditions under which market participants transact business with one another. Through April 1996, the Company has executed 82 interchange agreements and 29 transmission agreements with utilities and other clients across the United States. The Company is currently negotiating the terms of approximately 50 additional such agreements. The Company has also applied to become a member of the Western Systems Power Pool which would allow it to transact business with over 100 additional market participants.

  The Company's electric power marketing operations currently do not use price risk management contracts and arrangements, however, the Company in the future may utilize such contracts and arrangements in its electric power marketing business. See "Risk Factors--Price Risk Management."

  Although in the early stages of development, the wholesale electric power marketing business is very competitive. Many of these competitors have greater financial resources than the Company and have direct access to generating resources. The Company neither owns nor has any long-term rights to any electric generating resources. See "Risk Factors--Certain Risks Affecting Electric Power Marketing Operations."

  The Company believes it will be able to capitalize on expanding market opportunities created by the deregulation of the electric power industry, the most recent of which is FERC Order Numbers 888 and 889 which effectively mandate open access transmission for the electric industry but there can be no assurance that the Company will be successful in this area. See "Risk Factors--Governmental Regulation."

CONTINENTAL POWER EXCHANGE, INC.

  The Company's wholly owned subsidiary, Continental Power Exchange, developed and launched in May 1995 commercial operation of the first market-based national electronic exchange for the buying and selling of wholesale electricity and transmission services, CPEX(TM). CPEX(TM) is an on-line computer and telecommunications system that links subscribers electronically for the purpose of buying, selling and wheeling wholesale electric power. The first-of-its-kind software and network automatically determines the least-cost transmission path for moving wholesale electricity between two points. In a matter of seconds, CPEX(TM) identifies the least-cost transmission path and electronically displays to subscribers offers to buy and sell electricity. Subscribers are able to electronically initiate and consummate transactions through the CPEX(TM) system and clear transactions through its electric funds network.

  The Company commenced commercial operation of CPEX(TM) in May 1995 with 11 charter subscribers and had 30 subscribers with operations in 25 states as of April 30, 1996. Until February 1996, CPEX(TM) subscribers were limited to trades of only one-hour duration for the following hour. Currently, CPEX(TM) has been expanded to permit trades over the next four-hour duration also.

  The Company focuses on continuous enhancements to its electronic network, as well as the expansion of marketing and sales efforts. In an effort to accelerate the pace of its software development and marketing activities, the Company may attempt to form strategic alliances with other participants which may involve equity investments by such participants.

  During 1996, the number of trades conducted by CPEX(TM) subscribers and the aggregate amount and value of energy traded have increased each month. The Company's current target customers are electric generation and transmission companies, including investor owned utilities, municipally owned and operated power systems, public power authorities, and rural electric generation and transmission systems. Subject to regulatory changes implemented by the FERC and state regulatory authorities, the Company expects that future target customers will also include large industrial and commercial end-users, independent power producers, co-generators, power marketers, energy aggregators and power marketers. CPEX(TM) is still in its introductory stage, however, and there can be no assurances that it will be commercially accepted on a widespread basis. See "Risk Factors--Certain Risks Affecting CPEX(TM)."

COMPETITION

 Natural Gas and Oil Activities and Natural Gas Marketing Activities

  The oil and gas industry is highly competitive. The Company faces competition both from major and independent oil and gas companies and from numerous individuals in seeking to acquire producing properties, in obtaining labor and equipment to conduct its operations, and in marketing. Many of these competitors have financial and other resources substantially in excess of those available to the Company.

  Competitors of the Company in the natural gas marketing business include other producers, natural gas pipelines and their affiliated marketing companies, local gas distribution companies, independent marketers and providers of alternate energy supplies. Increases in worldwide energy production capability have brought about surpluses in energy supplies in recent years. This, in turn, has resulted in substantial competition in markets historically served by domestic natural gas from alternative sources of energy, such as residual fuel oil, and among domestic natural gas suppliers. Changes in government regulations relating to the production, transportation and marketing of natural gas have also resulted in significant changes in the historical marketing patterns of the industry. Generally, these changes have resulted in the shifting of the focus of pipeline companies from the regulated purchase of natural gas to the provision of transportation services, the development by natural gas producers of their own marketing programs to take advantage of new regulations requiring pipelines to transport natural gas for regulated fees, and the emergence of various types of marketing companies and other aggregators of natural gas supplies. As a consequence, natural gas prices, which were once effectively determined by government regulations, are now largely established by competition.

 CPEX(TM)

  Competition in electronic energy exchange networks is emerging. The Company's principal competitors at this time come primarily from within the electric industry or from the natural gas industry which was partially deregulated several years ago. Nevertheless, the Company believes that the size of the wholesale and retail energy markets, and the expected cost savings resulting from less regulation, will likely cause numerous competitors to develop their own electronic energy trading networks. Competitive networks are being developed by companies with greater financial and other resources than the Company. The Company believes its ability to compete successfully in this business depends on a number of factors both within and outside its control, including product pricing, quality and performance; success in developing new products; effectiveness of sales and marketing resources and strategies; strategic relationships with other energy management system vendors; timing of new product and service launchings by the Company and its competitors; general market and economic conditions; and government and regulatory authority actions. Further, some utilities may still regard the effects of less regulation, with the resultant creation of market economies, as a threat to their current market dominance. Accordingly, these utilities may attempt to delay the implementation of regulatory changes, which could diminish the benefits of certain of the Company's products and services. In addition, utilities have formed regional and national reliability councils whose main purpose is to monitor and control the interconnected transmission grid. Through their actions, these councils could adopt rules to circumvent or delay the introduction of competition or to otherwise diminish the benefits of certain of the Company's products and services.

 Power Marketing

  Several hundred companies are competing today to serve the same markets that the Company is serving, and the Company anticipates that numerous additional companies will soon be competing with it. The number of power marketers that currently have received FERC certification is approximately 200. A significant number of these power marketers are backed by companies having greater financial and other resources than the Company, including energy companies, natural gas marketing companies, electric utilities and financial trading companies.

REGULATION

 General

  The oil and gas industry is extensively regulated by federal, state and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion. Numerous departments and agencies have issued rules and regulations affecting the oil and gas industry and its individual members, some of which carry substantial penalties for the failure to comply. The regulatory burden on the oil and gas industry increases its cost of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

 Exploration and Production

  Exploration and production operations of the Company are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring drilling permits, requiring the maintenance of bonds in order to drill or operate wells, and regulating the location of wells (including limitation on the spacing and density of field development), the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the plugging and abandoning of wells. The Company's operations are also subject to various conservation regulations, including regulation of the size of drilling and spacing units or proration units, the density of wells which may be drilled, and the unitization or pooling of oil and gas properties. In this regard, some states, including the states in which the Company operates, allow the forced pooling or integration of lands and leases to facilitate exploration, while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas, and may impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of crude oil and natural gas the Company can produce from its wells and the number of wells or the locations at which the Company can drill.

  Oklahoma and Texas have adopted limits on natural gas production that attempt to match production with market demand. In March 1992, Oklahoma enacted legislation which places statewide limits on natural gas production. The Oklahoma Corporation Commission sets production levels quarterly. The production of natural gas from a single well is limited to the greater of a specified Mcf per day or a percentage of the total daily production capacity of the well. In April 1992, the Texas Railroad Commission (the "TRC"), which is the state agency that regulates oil and gas production in Texas, unanimously approved a new proration system that eliminated monthly purchaser nominations as the starting point for determining reservoir market demand.

Instead, the TRC relies upon certain information filed monthly by well operators, in addition to using historical production data for each well during the same month from the previous year, subject to certain adjustments, to arrive at a production allowable. The Company cannot predict whether other states will adopt similar regulations or legislation governing natural gas production. However, the effect of such legislation and regulations may be to decrease the allowable daily production and the revenues from natural gas properties, including properties that produce both oil and natural gas. It is also possible that such legislation and regulations may result in a decrease in natural gas production in such states, which could exert upward pressure on the price of natural gas.

  Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the exploration, development and production operations of the Company. Both operators and non-operators may be liable for obligations such as the proper plugging and abandoning of wells and remediation of oil spills. The costs of compliance with such obligations, and penalties for violations of environmental laws, can be substantial. The Company is also subject to laws and regulations concerning occupational safety and health. It is not anticipated that the Company will be required in the near future to expend amounts that are material to its overall operations by reason of environmental or occupational safety and health laws and regulations, but because such laws and regulations are frequently changed, the Company is unable to predict the ultimate costs of compliance.

 Natural Gas Sales, Gathering and Transportation

  Federal legislation and regulatory controls have historically affected the price of the natural gas produced and sold by the Company and the manner in which such production is marketed. Historically, the transportation and sale for resale of natural gas in interstate commerce were regulated pursuant to the Natural Gas Act of 1938 (the "NGA"), the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the FERC. Since 1978, maximum selling prices of certain categories of natural gas sold in so-called "first sales" (which include sales from the Company's own production), whether sold in interstate or intrastate commerce, were regulated pursuant to the NGPA. Pursuant to provisions of the NGPA and the Natural Gas Decontrol Act of 1989, price and non-price controls were removed at various times with all remaining controls for "first sales" lifted as of January 1, 1993.

  In addition, in December 1992, the FERC issued Order 547, which is a blanket certificate of public convenience and necessity pursuant to Section 7 of the NGA and which authorizes any company which is not an interstate natural gas pipeline or an affiliate thereof to make certain sales for resale in interstate commerce that would otherwise be subject to the FERC's NGA jurisdiction. The blanket certificate which covers the Company's non-first sale marketing activities was effective January 7, 1993, and permits sales at negotiated rates on an effectively deregulated basis.

  The cumulative impact on the Company of the NGPA, the Natural Gas Wellhead Decontrol Act and Order 547 is that none of the Company's natural gas sales are subject to price regulation. Rather, the Company is able to obtain that price contractually agreed upon with the purchaser. Under current market conditions, natural gas prices under recently negotiated contracts tend to be lower than most regulated price ceilings previously prescribed by the NGPA.

  Historically, interstate pipeline companies generally acted as wholesale merchants by purchasing natural gas from producers and reselling the natural gas to local distribution companies and large end-users. Under the NGA and NGPA, the transportation and sale of natural gas by interstate pipeline companies have been subject to extensive regulation, and the construction of new pipelines, the extension of existing pipelines and the commencement and cessation of sales or transportation services by pipeline companies generally have required prior FERC authorization.

  Commencing in 1985, the FERC promulgated a series of orders and regulations adopting changes that significantly altered the transportation and marketing of natural gas. These changes were intended to foster competition in the natural gas industry by, among other things, inducing or mandating that interstate pipeline companies provide nondiscriminatory transportation services to producers, distributors and other shippers (so-called "open access" requirements).

  In April 1992 (and clarified in August 1992 and finalized in November 1992), the FERC issued Order 636, a complex regulation which had a major impact on natural gas pipeline operations, services and rates. Among other things, Order 636 required each interstate pipeline company to "unbundle" its traditional wholesale services and create and make available on an open and nondiscriminatory basis numerous constituent services (such as gathering services, storage services, firm and interruptible transportation services, and stand-by sales services) and to adopt a new rate making methodology to determine appropriate rates for those services. To the extent the pipeline company or its sales affiliate makes natural gas sales as a merchant in the future, they must do so in direct competition with all other sellers pursuant to private contracts; however, pipeline companies are not required to remain "merchants" of natural gas. Most of the interstate pipeline companies have transferred their sales activities to marketing affiliates and have become transporters only. Order 636 and various pipeline filings to implement Order 636 are the subject of numerous appeals. The Company cannot predict whether and to what extent judicial review will affect these matters.

  As a result of Order 636, a number of interstate pipeline companies have (i) "spun down" their gathering systems from regulated pipeline transportation companies to unregulated affiliates, (ii) spun-off gathering systems to non-related entities, and/or (iii) "refunctionalized" portions of their pipeline facilities from transmission to gathering. A consequence of this divestiture of gathering facilities could be separate, and higher, gathering fees.

  With respect to oil pipeline rates subject to the FERC's jurisdiction, in October 1993 the FERC issued Order 561 in order to fulfill the requirements of Title XVIII of the Energy Policy Act of 1992. Order 561 establishes an indexing system, effective January 1, 1995, under which oil pipelines will be able to readily change their rates to track changes in the Producer Price Index for Finished Goods (PPI-FG), minus one percent. This index will establish ceiling levels for rates. Order 561 also permits cost-of-service proceedings to establish just and reasonable rates for initial rates for new service. Cost-of-service review may also be invoked when an oil pipeline company claims it is significantly under-recovering its costs, or when customers claim the pipeline's rates are excessive in relation to actual costs. The order does not alter the right of a pipeline to seek FERC authorization to charge market-based rates. However, until the FERC makes the finding that the pipeline does not exercise significant market power, the pipeline's rates cannot exceed the applicable index ceiling level or a level justified by the pipeline's cost of service.

 Environmental Matters

  The Company's operations and properties are subject to extensive federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Permits are required for various of the Company's operations, and these permits are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunctions, or both. It is possible that increasingly strict requirements will be imposed by environmental laws and enforcement policies thereunder. Based on the existing regulatory structure, the Company does not anticipate that it will be required in the near future to expend amounts that are material in relation to its total capital expenditure program by reason of environmental laws and regulations, but because such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of such compliance.

 Natural Gas Marketing Operations

  Although the Company's natural gas marketing business is generally not subject to federal or state regulation, many of the parties with whom the Company does business (including interstate and intrastate pipeline, gathering and storage companies, and local distribution companies) are subject to federal and state regulation. As a result, changes in governmental regulations may have an adverse impact on the Company's natural gas marketing business. In addition, such parties may also file tariffs at the federal and/or state level on account of their regulated status, changes in which may have an adverse effect on the Company's natural gas marketing business. Finally, because the Company's natural gas marketing business is affiliated with a regulated utility, it is possible that government regulation could directly or indirectly adversely affect such a business.

 CPEX(TM) and Power Marketing

  Federal and state regulations currently prohibit open competition for retail electric customers. CPEX(TM) can thus only be used by utilities and power marketers in the wholesale electric market. The timing and direction of future federal and state regulatory actions will likely impact the Company's power marketing and electricity trading exchange operations. The Company has designed CPEX(TM) and has plans for future system developments predicated on its assumption that the development of increased regulatory freedom for wholesale and, eventually retail, electricity users to choose among supply sources and transmission paths. Federal and state legislation and decisions that federal and various state regulators make about whether, when and how retail competition may come about, and the terms and conditions under which traditional utilities will be allowed to compete, will likely have a significant bearing on the Company's ability to compete in this market. Additionally, future changes in the regulation of power marketers and the regulation of power marketing in general by the FERC or state authorities are possible. The Company is essentially free to compete for wholesale electricity customers across the United States, except for certain transactions involving MidAmerican Energy. While there are no regulatory proceedings currently pending or in the planning stages of which the Company is aware that would further restrict the Company's ability to compete, there can be no assurance that regulatory changes might not take place in the future that could adversely impact the Company's ability to compete.

  In April 1996, the FERC released Order Number 888 which establishes the criteria by which the nation's public electric utilities must open their transmission lines to wholesale competitors. Companion FERC Order Number 889 requires the same public utilities to establish electronic bulletin boards to share information openly about available transmission capacity. The Company believes the practical result of these orders will be to increase significantly the volume of competitive wholesale electric power transactions creating new business opportunities for power marketers.

OPERATIONAL HAZARDS AND INSURANCE

  The operations of the Company are subject to all risks inherent in the exploration for, and development and production of, natural gas and oil (including natural hazards such as blowouts, cratering and fires) which could result in damage or injury to, or destruction of, drilling rigs and equipment, formations, producing facilities or other property, or could result in personal injury, loss of life, pollution or other environmental damage. Any such event could result in substantial cost to the Company which could have a material adverse effect upon the financial condition of the Company in the event it is not fully insured against such risk. Although the Company maintains insurance coverage considered to be customary in the industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of the high premium costs. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities, or that such insurance will continue to be available or available on terms which are acceptable to the Company. Although such operational risks and hazards may to some extent be minimized, no combination of experience, knowledge and scientific evaluation can eliminate the risk of investment or assure a profit to any company engaged in oil and gas operations.

TITLE TO PROPERTIES

  The Company believes it has satisfactory title to all of its producing natural gas and oil properties in accordance with standards generally accepted in the oil and gas industry. The Company's properties are subject to customary royalty interests, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties.

EMPLOYEES

  The Company had approximately 130 full-time employees as of April 30, 1996. From time to time the Company uses the services of independent contractors for various field and other services. Management believes that its relations with its employees are excellent.

LEGAL PROCEEDINGS

  On June 19, 1996, an action was brought by Nab Nat. Resources, L.L.C. against several defendants, including InterCoast Oil and Gas, in the Second Judicial District Court, Claiborne Parish, State of Louisiana, seeking a declaration of the court that certain leases (the "Subject Leases") had lapsed, in accordance with their terms, by reason of a cessation of production of oil or gas in paying quantities that allegedly occurred prior to the mid-1980's. The plaintiff also seeks, among other things, an accounting of the production of oil, gas and other minerals from the properties covered by the Subject Leases since their alleged lapse, damages of not less than $5,000,000 for restoration and clean up of the lands covered by the Subject Leases and certain other unquantified damages for trespass and mental anguish. InterCoast Oil and Gas acquired its interests in the Subject Leases only within the past two years. Reserves attributable to the Company's wells located on the Subject Leases represented approximately 1.1% of the Company's estimated net proved reserves as of December 31, 1995, on a pro forma basis after taking into account the Sawyer Canyon Acquisition.

  InterCoast Oil and Gas is in the preliminary stages of investigating the facts on which the lawsuit appear to be based. InterCoast Oil and Gas believes that there has been commercial production from the Subject Leases in which it owns an interest and that, consequently, those Subject Interests have not terminated for cessation of production of oil or gas in paying quantities but continue in effect. Further, based on the Company's preliminary investigations, the claim of damages for restoration and clean up of certain properties appears to relate to waterflooding activities that took place in oil-producing horizons that are shallower than the portion of the Subject Leases in which InterCoast Oil and Gas owns an interest. Thus, it appears that the claim for restoration and clean up relates to the defendants in the lawsuit that have owned or presently own interests in those shallower waterflood properties. The balance of the other damages and relief sought by the plaintiff appear only to apply in the event the plaintiff is successful in its efforts to have the Subject Leases terminated.

  While the Company cannot predict the outcome of this litigation, the Company believes that an adverse judgment in this lawsuit would not have a material adverse effect on its financial condition or results of operations. The Company currently intends to continue its investigation of the lawsuit and to defend the action vigorously.

  The Company is a defendant in certain other legal proceedings that have resulted from the ordinary conduct of its business. In the opinion of the Company's management, none of these proceedings will have a material adverse effect on the Company's financial condition or results of operations.

                RELATIONSHIP BETWEEN THE COMPANY AND THE PARENT

OWNERSHIP OF STOCK

  MidAmerican Energy, through its wholly owned subsidiary MidAmerican Capital, currently owns 7,927,500 shares of Common Stock that were acquired on May 23, 1996, in exchange for the stock of the Company's operating subsidiaries valued at $104.8 million as of March 31, 1996, consisting of aggregate retained earnings of $18.7 million and aggregate cash capital contributions of $86.1 million. After the Offering, MidAmerican Capital will own 6,927,500 shares of the Common Stock (or 5,855,000 shares if the Underwriters exercise their over-allotment option in full) or approximately 49% (or 42% if the Underwriters exercise their over-allotment option in full) of the outstanding shares of Common Stock. Such concentration of ownership of Common Stock may have an adverse effect on the market price of the Common Stock. As a result of such stock ownership, MidAmerican Capital and MidAmerican Energy will in all likelihood be able to elect all members of the Board of Directors and to control the vote on matters submitted to the Board of Directors or stockholders, including, without limitation, matters relating to the Company's exploration, development, capital, operating and acquisition expenditure plans. It is contemplated that upon completion of the Offering the Board of Directors will be comprised of seven members, five of whom will be directors or current or former officers of MidAmerican Energy, MidAmerican Capital or the Company.

CONTRACTUAL ARRANGEMENTS

  In connection with the Offering, the Company and MidAmerican Capital will enter into a number of agreements for the purpose of defining the ongoing relationship between them. These agreements will not be the result of arm's length negotiations between independent parties. The Company intends that all future transactions between the Company, MidAmerican Capital and other affiliates will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. Because of its affiliate status, the Company is restricted from entering into certain agreements with MidAmerican Energy without regulatory approval.

  The discussion below includes summaries of the material provisions of certain of the contractual arrangements between MidAmerican Capital and the Company. These summaries do not purport to be complete. Reference is made to the provisions of, and such summaries are qualified in their entirety by reference to, such agreements, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

  Registration Rights Agreement. In connection with the Offering, the Company and MidAmerican Capital will enter into a Registration Rights Agreement (the "Registration Rights Agreement"), which, among other things, provides that upon the request of MidAmerican Capital, the Company will register under the Securities Act any of the shares of Common Stock then held by MidAmerican Capital, for sale in accordance with MidAmerican Capital's intended method of disposition thereof (a "Demand Registration"). MidAmerican Capital will have the right to request two Demand Registrations. The Company will have the right under certain circumstances to delay the filing of a Demand Registration, or if a shelf registration statement is then effective, to postpone the sale of shares of Common Stock under such registration statement, for up to 90 days. MidAmerican Capital also will have "piggy-back" registration rights to include the shares of Common Stock then held by it in certain other registrations of Common Stock. MidAmerican Capital will be required to pay its pro rata share of all costs and expenses in connection with each registration of its shares of Common Stock. Under the Registration Rights Agreement, MidAmerican Capital cannot exercise a Demand Registration for at least six months after completion of the Offering.

  Tax Sharing Agreement. For federal income tax purposes, the Company has been included in the affiliated group of which MidAmerican Energy is the parent corporation (the "Tax Group"). The Company has also been included in certain state and local tax returns of MidAmerican Energy or its subsidiaries. The consolidated income tax payable (or receivable) has historically been allocated among the Company and other members of the Tax Group based on the respective contributions to the consolidated taxable income and tax credits of the Tax Group. The Company has received (or made) payments for the income tax reductions (or increases) contributed to the Tax Group. In connection with the Offering, the Company and MidAmerican Capital will enter into a Tax Sharing Agreement (the "Tax Sharing Agreement") which provides for the allocation of payments of taxes for periods during which the Company is included in the Tax Group. The Tax Sharing Agreement will also provide for the allocation of responsibility for filing of tax returns and other related matters. As a result of the Offering, the Company will no longer be included in the Tax Group.

  Administrative Services Agreement. In connection with the Offering, the Company and MidAmerican Capital will enter into an Administrative Services Agreement (the "Administrative Services Agreement"), under which MidAmerican Capital may provide or procure from other MidAmerican Capital subsidiaries certain administrative services. The services which will be included under the Administrative Services Agreement and which may be provided to the Company include the use of office facilities and equipment, airplanes, vehicles and personal services by executives, management, professional and technical employees, as well as accounting, tax, legal, information processing, financial/treasury, risk management, insurance, fuel supply, transportation and other administrative services. The Administrative Services Agreement will be reciprocal in that it also provides that the Company may provide or procure similar administrative services for MidAmerican Capital.

MidAmerican Capital has a reciprocal administrative services agreement with MidAmerican Energy for services similar to those provided under the Administrative Services Agreement. Under the Administrative Services Agreement, either party will be able to terminate all or particular services upon 50 days' prior written notice to the other and each party to the Administrative Services Agreement will agree to indemnify the other party for damages caused by its gross negligence or willful misconduct. The charges for the personal services will be based on the direct and indirect labor costs attributable to the provision of such services and the office and equipment rental charges will be set based upon cost and value studies, or, in both cases, at rates mutually agreed upon by the parties.

  Upon completion of the Offering, it is intended that the Company and MidAmerican Energy will participate as separate employers in a "multiple employer" plan under Section 401(k) of the Code. In addition, it is anticipated that the Company will be a participating employer in various health and welfare (e.g., medical, disability, dental and life insurance) benefit plans administered by MidAmerican Energy. The Company is charged the costs of such administration pursuant to the Administrative Services Agreement. The Company currently intends to establish its own 401(k) plan and health and welfare benefits plans in the future.

  Indemnification Agreement. In connection with the Offering, the Company and MidAmerican Capital will enter into an Indemnification Agreement (the "Indemnification Agreement") whereby the Company will indemnify MidAmerican Capital and its affiliates against certain losses, claims, damages and liabilities, including those arising out of: (i) the conduct by the Company of its businesses prior to and after the Offering, (ii) employment and employee benefit matters arising from the corporate restructuring of MidAmerican Capital, and (iii) the Offering. In addition, the Indemnification Agreement will provide for the assignment by MidAmerican Capital and the assumption by the Company of certain contracts relating to the Company's business and for the indemnification of MidAmerican Capital by the Company for claims and liabilities relating to those contracts.

  Sublease Agreement. Also in connection with the Offering, the Company will enter into two Sublease Agreements pursuant to which the Company will sublease office space in Des Moines, Iowa and Dallas, Texas from MidAmerican Capital and one of its wholly owned subsidiaries, respectively, and rent and related expenses will be allocated between the parties based on the amount of space utilized. The agreements will provide for termination upon the earlier of expiration of the underlying sublease or lease or 90 days after either party notifies the other of its desire to terminate the subleasing arrangement. Any such 90-day termination notice cannot be given prior to September 30, 1996, with respect to the office space in Des Moines, Iowa.

POTENTIAL CONFLICTS OF INTEREST

  The relationship between the Company and MidAmerican Capital and its other affiliates may give rise to conflicts of interest with respect to, among other things, transactions and agreements among the Company and MidAmerican Capital and its other affiliates, potential competitive business activities and business opportunities, issuances of additional shares of voting securities, the election of directors or the payment of dividends, if any, by the Company or the exercise by MidAmerican Capital of its ability to control the management and affairs of the Company. There can be no assurance that conflicts will be resolved in favor of the Company. There are no contractual or other restrictions on the ability of MidAmerican Capital or its other affiliates to engage in oil and gas exploration and production, natural gas marketing or electric wholesale power marketing or the operation of an electric power trading exchange. The Company and MidAmerican Capital and its other affiliates presently compete to a certain extent in energy marketing, and other circumstances could arise in which the Company and MidAmerican Capital or its other affiliates would engage in activities in competition with one another. One of MidAmerican Capital's other wholly owned subsidiaries is presently engaged in the business of retail marketing of natural gas.

  The Company and MidAmerican Capital or its other affiliates may enter into transactions and agreements in the future in addition to those described above under "--Contractual Arrangements." The Board of Directors will utilize procedures in evaluating the terms and provisions of any material transactions between the Company and MidAmerican Capital or its other affiliates as the Board of Directors may deem appropriate in light of its fiduciary duties under state law. The Company intends that all future transactions and agreements between the Company and MidAmerican Capital or its other affiliates will be at least as favorable to the Company as could be obtained from third parties.

  Directors and executive officers of the Company who are also directors or executive officers of MidAmerican Energy or MidAmerican Capital may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company, including acquisitions, financings and other corporate opportunities that may be suitable for the Company and MidAmerican Energy or MidAmerican Capital. To the extent such conflicts arise, such directors and executive officers may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to any such director or executive officer in his or her capacity as a director or officer of the Company, whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. In addition, determinations may be made by the Board of Directors, when appropriate, by a vote of disinterested directors. See "Risk Factors--Principal Stockholder."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below is certain information about each of the persons that will serve as directors and executive officers of the Company upon completion of the Offering. The Company will have a total of seven directors, including two who are not affiliated with the Company, MidAmerican Energy or MidAmerican Capital. Directors will hold office for one-year terms and will be elected at each annual meeting of the stockholders of the Company. The Company's executive officers serve at the discretion of the Board of Directors.

               NAME            AGE POSITION
               ----            --- --------
     Donald C. Heppermann..... 53  Chairman and Chief Executive Officer of the
                                   Company, Director
     William E. Warnock, Jr... 43  President of the Company and President and
                                   Chief Executive Officer of InterCoast Oil
                                   and Gas, Director
     Russell E. Christiansen.. 61  Director
     Stanley J. Bright........ 56  Director
     John A. Rasmussen, Jr.... 50  Director
     Dr. George G. Daly....... 55  Director
     Robert C. Thomas......... 67  Director
     Norman R. Foreman........ 58  President and Chief Executive Officer of
                                   Continental Power Exchange
                                   Senior Vice President-Energy Marketing of
     Lon P. Compton........... 52  the Company
     Daniel E. Lonergan....... 39  Vice President-Finance, Controller and
                                   Treasurer of the Company
     Gene C. Daley............ 46  Senior Vice President-Exploration and
                                   Development of InterCoast Oil and Gas
     J. Chris Jacobsen........ 41  Senior Vice President-Reserves and
                                   Production of InterCoast Oil and Gas
     Brian L. Cantrell........ 36  Vice President-Finance, Secretary and
                                   Treasurer of InterCoast Oil and Gas
     John P. Stojka........... 51  Senior Vice President and Chief Operating
                                   Officer of Continental Power Exchange

  Donald C. Heppermann serves as Chairman and Chief Executive Officer and is currently sole Director of the Company. Mr. Heppermann joined the Company in 1990 and served as its President and Chief Operating Officer from 1990 to 1996. Prior to joining the Company, he was Vice President and Treasurer of Pinnacle West Capital Corp. (the holding company of Arizona Public Service Company), Phoenix, Arizona. Prior to joining Pinnacle West, he was Vice President-Finance and Administration for the pipeline group of Enron Corp., Houston, Texas, and had earlier served in other capacities with a predecessor of Enron, InterNorth Inc., Omaha, Nebraska. Mr. Heppermann holds a Bachelor of Science degree in Accounting from the University of Missouri and an M.B.A. from Creighton University.

  William E. Warnock, Jr. is the President and, upon completion of the Offering, will become a Director of the Company and he also serves as President and Chief Executive Officer of InterCoast Oil and Gas. Mr. Warnock joined InterCoast Oil and Gas in 1992 as its President and Chief Operating Officer. Prior to joining InterCoast Oil and Gas, Mr. Warnock co-founded Medallion Petroleum, Inc. in 1985 and served as its President. Prior to founding Medallion Petroleum, Inc., Mr. Warnock was Senior Vice President of Oil and Gas Operations with Crystal Oil Company. Prior to that time, he was Reservoir Engineering Manager of the Offshore Division with

Exxon Company U.S.A. Mr. Warnock graduated magna cum laude from Auburn University with a Bachelor of Science in Civil Engineering, and he is a registered professional engineer in both petroleum and civil engineering. Mr. Warnock is a member of the Young President's Organization and a regional director of the Independent Petroleum Association of America (and on its Natural Gas Committee); he is also a charter member of U.S. Representative Steve Largent's Energy Roundtable and a member of Energy Advocates of America, the Society of Petroleum Engineers and the Oklahoma Independent Petroleum Association.

  Russell E. Christiansen will become a Director of the Company upon completion of the Offering. Mr. Christiansen is Chairman and a Director of MidAmerican Energy. Mr. Christiansen was Chairman, President and Chief Executive Officer of Midwest Resources Inc. ("Midwest Resources") and its utility and non-utility operations, a predecessor of MidAmerican Energy, from October 1992 to June 1995. Mr. Christiansen earned his Bachelor of Science degree in engineering from South Dakota State University in Brookings and is a graduate of Edison Electric Institute's Executive Graduate School. Mr. Christiansen joined Midwest Resources in 1959 as an engineer. Mr. Christiansen is a past director and executive committee member of Edison Electric Institute. He serves on the Board of Directors of Des Moines Development Corp., Norwest Bank Iowa, N.A., Greater Des Moines Committee, Iowa Association of Business & Industry, Siouxland Foundation and Greater Siouxland, Inc. He is past president of the North Central Electric Association and past chairman of the Iowa Nature Conservancy.

  Stanley J. Bright will become a Director of the Company upon completion of the Offering. Mr. Bright is President, Chief Executive Officer and a Director of MidAmerican Energy, and is a Director of Utilx Corporation. He was Chairman, President and Chief Executive Officer of Iowa-Illinois Gas and Electric Company ("Iowa-Illinois"), a predecessor of MidAmerican Energy. Mr. Bright joined Iowa-Illinois in September 1986 as Vice President-Finance and Chief Financial Officer. He was elected President and a Director of Iowa-Illinois Investment Co. (a predecessor of MidAmerican Capital) upon that company's formation in June 1987. Mr. Bright was elected President and Chief Operating Officer of Iowa-Illinois in April 1990 and assumed the additional positions of Chairman and Chief Executive Officer in May 1991. Previously, Mr. Bright was a financial officer of Potomac Electric Power Company ("PEPCO"), Washington, D.C. He was also President and a Director of Potomac Capital Investment Corporation, a wholly owned subsidiary of PEPCO. Prior to joining PEPCO, Mr. Bright was associated with Price Waterhouse. He is a graduate of George Washington University and is a certified public accountant.

  John A. Rasmussen, Jr. will become a Director of the Company upon completion of the Offering. Mr. Rasmussen serves as Group Vice President and General Counsel of MidAmerican Energy. Mr. Rasmussen was Group Vice President, Midwest Capital Group, Inc., a subsidiary of Midwest Resources, from 1992 to 1995 and Vice President and General Counsel of Midwest Resources from 1989 to 1995. Mr. Rasmussen joined Midwest Resources in 1987 as Associate General Counsel. Previously, he was Vice President and General Counsel at Enron Oil & Gas Company, a subsidiary of Enron Corp., and held positions with Enron Corp. predecessors, InterNorth Inc. and Northern Natural Gas. Mr. Rasmussen has a Bachelor of Arts degree and Doctor of Jurisprudence from the University of Nebraska.

  Dr. George G. Daly will become a Director of the Company upon completion of the Offering. Dr. Daly is Dean and Professor of Economics and Management at the Leonard N. Stern School of Business, New York University. Prior to joining NYU in 1993, he served for ten years as the Dean of the University of Iowa's School of Business. He has served as an Assistant Director at the Institute for Defense Analyses in Washington, D.C., and Chief Economist at the Office of Energy Research and Development in the White House. He received an A.B. from Miami University in Ohio and both his M.A. and Ph.D. from Northwestern University.

  Robert C. Thomas will become a Director of the Company upon completion of the Offering. Mr. Thomas served as Chairman and Chief Executive Officer of Tenneco Gas from 1990 until his retirement in 1994. During that time, he had executive responsibility for all of Tenneco Inc.'s gas pipeline companies and natural gas liquids, methanol and MTBE interests. He joined Tenneco in 1956 and held successively higher management positions in Tenneco's exploration and production and natural gas operations. He is a past board member of the Interstate Natural Gas Association of America, American Gas Association, Gas Research Institute, and Institute of Gas

Technology. He is currently serving as Chairman of the Board of The Sarkeys Energy Center at the University of Oklahoma, as a Vice President of the International Association of LNG Importers and as a Senior Associate of Cambridge Energy Research Associates. He is a graduate of the University of Oklahoma with a Bachelor of Science degree in Geological Engineering.

  Norman R. Foreman is President and Chief Executive Officer of Continental Power Exchange. Mr. Foreman joined the Company in 1992 as Executive Vice President-Corporate Development and has served as the President of its energy services group since 1994. Prior to joining the Company, Mr. Foreman served as Vice President, Industries Group of Midwest Resources from 1991 to 1992 and held several other senior executive positions at Midwest Resources. Prior to joining Midwest Resources, he was Vice President and General Manager-Enron Liquids Marketing at Enron Corp., Houston, Texas, and had earlier served in other executive capacities with a predecessor of Enron, InterNorth Inc., Omaha, Nebraska. Mr. Foreman holds a business organization and management degree from the University of Nebraska.

  Lon P. Compton is the Company's Senior Vice President-Energy Marketing. Mr. Compton joined AmGas Inc., a subsidiary of MidAmerican Capital, in September 1995 as its Director of Sales and Business Development and was made its Vice President and General Manager in April 1996. Prior to joining AmGas Inc., he had been President and Chief Operating Officer of Consolidated Fuel Corporation, a natural gas marketing company, from 1989 to September 1995. Mr. Compton also served as Executive Vice President of Sunrise Energy Company, a natural gas marketing company, from 1991 to 1994 and as its President and Chief Operating Officer from October 1994 to September 1995. Sunrise Energy Company filed for protection under the federal bankruptcy laws in October 1994. Prior to joining Consolidated Fuel Corporation, he was President and Chief Operating Officer of NAGASCO, Inc., a natural gas marketing and gathering company. He has also held natural gas marketing, gathering and supply management positions with Lear Petroleum Corporation (Producers Gas Company), Tennessee Gas Pipeline Company and Valero Energy Company. He graduated with a degree in economics and finance from the University of Houston.

  Daniel E. Lonergan is Vice President-Finance, Controller and Treasurer of the Company. Mr. Lonergan joined the Company in 1987 and held a variety of positions prior to his appointment to Treasurer and General Manager Finance in 1991. He was appointed Vice President-Finance and Controller in 1993. Mr. Lonergan joined Iowa-Illinois in 1984. Mr. Lonergan is a graduate of the University of Iowa with Bachelor of Arts and M.B.A. degrees.

  Gene C. Daley has served as Senior Vice President-Exploration and Development of InterCoast Oil and Gas since 1993. Mr. Daley had previously served as Executive Vice President-Oil & Gas Operations of InterCoast Oil and Gas since 1993 and as Vice President and General Manager Oil & Gas since 1991. His association with the Company began with the acquisition of Carter Resources, Inc., where Mr. Daley served as President from the inception of that company until its acquisition in 1991, a period of 16 years. Prior to that, Mr. Daley was an offshore exploration geologist for Texaco, Inc. Mr. Daley graduated from South Dakota School of Mines and Technology with a Bachelor of Science degree in Geological Engineering. He is a member of the Oklahoma Independent Petroleum Association.

  J. Chris Jacobsen has served as Senior Vice President-Reserves and Production of InterCoast Oil and Gas since 1995 and had been its Vice President--Reserves and Production since 1994. Mr. Jacobsen had formerly been a Senior Vice President of Netherland, Sewell & Associates, Inc. since 1989, where he performed field and well reserve analyses for over 12 years. In addition, Mr. Jacobsen had been involved through Netherland, Sewell in the supervision and management of Hamon Operating Company's oil and gas operations for five years. Mr. Jacobsen has 19 years of experience in petroleum engineering. His career commenced in 1977 with Exxon Company U.S.A., where he held various engineering and supervisory assignments for five years. Mr. Jacobsen graduated from Rose-Hulman Institute of Technology with a Bachelor of Science degree in Chemical Engineering. He is a registered professional engineer in petroleum engineering and is a member of the Oklahoma Independent Petroleum Association.

  Brian L. Cantrell serves as Vice President-Finance, Secretary and Treasurer of InterCoast Oil and Gas. Prior to his association with InterCoast Oil and Gas in 1992, Mr. Cantrell had been Vice President of Medallion

Petroleum, Inc. since 1985. Prior to that time, Mr. Cantrell was associated with Peat, Marwick, Mitchell and Company. Mr. Cantrell is a certified public accountant and graduated with honors from the University of Oklahoma earning a Bachelor of Accountancy degree and a Masters Degree in Accountancy (Taxation). He is a member of the American Institute of Certified Public Accountants, the Oklahoma Society of Certified Public Accountants and the Oklahoma Independent Petroleum Association.

  John P. Stojka is Senior Vice President and Chief Operating Officer of Continental Power Exchange. Mr. Stojka joined Continental Power Exchange as its Vice President and General Manager in 1994. Prior to joining the Company, Mr. Stojka was Director-Business Development with Electronic Data Systems from 1992 to 1994 and was Director, Consulting of Energy Management Associates, Inc. from 1989 to 1991. Prior to that time he held several positions with Niagara Mohawk Power Corporation. Mr. Stojka holds a Bachelor of Science in electrical engineering from Clarkson University and an M.B.A. from Syracuse University.

COMMITTEES OF THE BOARD OF DIRECTORS
  The Company's Bylaws provide that the Board of Directors may elect such directorate committees as it may from time to time determine. Two committees of the Board of Directors are expected to be established: the Audit Committee and the Compensation Committee. It is expected that Dr. George G. Daly and Robert C. Thomas will be the only members of these committees.

COMPENSATION OF DIRECTORS
  Each Director of the Company is reimbursed for expenses incurred in attending meetings of the Board of Directors and meetings of committees of the Board of Directors. Each Director is paid $12,000 annually, and each Director that is not an employee of the Company, MidAmerican Energy or one of their affiliates receives $750 for each meeting of the Board of Directors or committee thereof attended by the Director in person and $400 for each such meeting attended by telephone and also receives Common Stock under the Company's Non-Employee Director Restricted Stock Plan. See "--Director Stock Plan."

EXECUTIVE COMPENSATION

                          SUMMARY COMPENSATION TABLE

  The following table sets forth certain information with respect to the compensation of, and the grant of options to purchase shares of common stock of MidAmerican Energy to, the Company's chief executive officer and for each of its four other most highly compensated executive officers (the "named executive officers") during fiscal 1995.

                                                         LONG-TERM COMPENSATION
                                                     -------------------------------
                                                            AWARDS          PAYOUTS
                                                     --------------------- ---------
                                                                SECURITIES
                                                     RESTRICTED UNDERLYING LONG-TERM
                                        OTHER ANNUAL   STOCK     OPTIONS/  INCENTIVE  ALL OTHER
        NAME AND         SALARY  BONUS  COMPENSATION  AWARD(S)     SARS     PAYOUTS  COMPENSATION
   PRINCIPAL POSITION      ($)    ($)    ($) (1)(2)     ($)        (#)        ($)      ($) (3)
   ------------------    ------- ------ ------------ ---------- ---------- --------- ------------
Donald C. Heppermann.... 213,208 46,125    61,775      81,302     60,000      --        5,930
 Chairman and Chief
 Executive Officer
William E. Warnock,
 Jr. ................... 158,000 39,067         0         --         --       --        5,023
 President
Norman R. Foreman....... 147,750 30,015    20,211         --         --       --        4,955
 President and Chief
 Executive Officer of
 Continental Power
 Exchange
John P. Stojka.......... 160,625 15,000     3,717         --         --       --        3,284
 Senior Vice President
 and Chief Operating
 Officer of Continental
 Power Exchange
J. Chris Jacobsen....... 131,875 13,350    21,852         --         --       --          --
 Senior Vice President--
 Reserves and Production
 of InterCoast Oil and
 Gas

- --------
(1) Does not include the value of perquisites and other personal benefits because the aggregate amount of such compensation, if any, does not exceed the lesser of $50,000 or 10 percent of the total amount of annual salary and bonus for the named executive officers.
(2) Consists of (i) compensation provided by MidAmerican Capital's employee relocation policy and reimbursement for income taxes, if any, paid in connection with the executive's relocation of $61,775, $20,211 and $21,852 to Messrs. Heppermann, Foreman and Jacobsen, respectively, and (ii) a reimbursement payment of $3,717 to Mr. Stojka pursuant to his employment arrangement with the Company.
(3) Amounts consist of matching contributions by the Company to the Company's 401(k) Plan.

  The following table sets forth information concerning stock option grants to named executive officers to purchase shares of MidAmerican Energy's common stock.

                    OPTION GRANTS IN LAST FISCAL YEAR

                             INDIVIDUAL GRANTS
- ---------------------------------------------------------------------------
                         NUMBER OF
                         SECURITIES  PERCENT OF TOTAL
                         UNDERLYING OPTIONS GRANTED TO EXERCISE              GRANT DATE
                          OPTIONS      EMPLOYEES IN      PRICE   EXPIRATION PRESENT VALUE
          NAME           GRANTED(#)  FISCAL YEAR (1)   ($/SHARE)  DATE (2)     ($) (3)
          ----           ---------- ------------------ --------- ---------- -------------
Donald C. Heppermann....   60,000           8%           14.50    7/26/05      94,800
William E. Warnock,
 Jr.....................        0           --            --         --          --
Norman R. Foreman.......        0           --            --         --          --
John P. Stojka..........        0           --            --         --          --
J. Chris Jacobsen.......        0           --            --         --          --

- --------
(1) Represents percentage of total options to purchase shares of MidAmerican Energy common stock granted to all employees of MidAmerican Energy, including employees of the Company.
(2) During the exercise period the recipient of the option grant may exercise 25% of the total options granted after one year from the date of the grant, 50% after two years from the date of the grant, 75% after three years from the date of the grant and all of the options after four years from the date of the grant. Options become fully exercisable in the event of termination of employment with the Company by reason of disability, retirement at age 55 and after five years of service with the Company, death or a change in control as defined in the plan.
(3) The Black-Scholes Option Pricing Model was used to determine the grant date present value of the stock options granted in 1995 by MidAmerican Energy to the named executive officers. Under the Black-Scholes Option Pricing Model, the grant date present value of the stock options referred to in the table was $1.58.

  The ultimate values of the options will depend on the future market price of MidAmerican Energy's common stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionholder will realize upon exercise of an option will depend on the excess of the market price of MidAmerican Energy's common stock over the exercise price on the date the option is exercised.

  The material assumptions and adjustments incorporated in the model in estimating the value of the options include the following:

  --An exercise price of the option of $14.50, equal to the fair market value of the underlying stock on the date of the grant.

  --An option term of ten years.

  --An interest rate of 6.28% that represents the interest rate on a U.S.
    Treasury security on the date of the grant with a maturity date corresponding to that of the option term.

  --Volatility of 23% calculated using daily stock prices, including predecessor companies, for the six month period prior to the grant date.

  --Dividends at the rate of $1.20 per share representing the annualized dividends paid with respect to a share of MidAmerican Energy common stock at the date of the grant.

  The following table sets forth information concerning year end option values of options to purchase shares of MidAmerican Energy common stock held by the named executive officers.

                        FISCAL YEAR END OPTIONS VALUES

                                      NUMBER OF SECURITIES VALUE OF UNEXERCISED
                                           UNDERLYING          IN-THE-MONEY
                                      UNEXERCISED OPTIONS       OPTIONS AT
                                      AT DECEMBER 31, 1995 DECEMBER 31, 1995 (1)
                                      -------------------- ---------------------
                                          EXERCISABLE/         EXERCISABLE/
    NAME                                 UNEXERCISABLE         UNEXERCISABLE
    ----                              -------------------- ---------------------
Donald C. Heppermann.................       0/60,000            0/$135,000
William E. Warnock, Jr. .............         0/0                   N/A
Norman R. Foreman....................         0/0                   N/A
John P. Stojka.......................         0/0                   N/A
J. Chris Jacobsen....................         0/0                   N/A

- --------
(1) Based on the closing price of MidAmerican Energy's common stock at December 31, 1995 of $16.75 per share.

  No options were exercised during 1995.

  The following table sets forth information concerning the awards of restricted shares of common stock of MidAmerican Energy to named executive officers in 1995.

             LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR

                                         NUMBER OF SHARES, PERFORMANCE OR OTHER
                                          UNITS OR OTHER       PERIOD UNTIL
       NAME                                RIGHTS(#) (1)   MATURATION OR PAYOUT
       ----                              ----------------- --------------------
Donald C. Heppermann....................       5,607             6/30/98
William E. Warnock, Jr..................         0                 N/A
Norman R. Foreman.......................         0                 N/A
John P. Stojka..........................         0                 N/A
J. Chris Jacobsen.......................         0                 N/A

- --------

(1) The restricted stock awards shown in the foregoing table were made pursuant to the MidAmerican Energy Company 1995 Long-Term Incentive Plan. Such awards consist of restricted shares of common stock of MidAmerican Energy and are subject to the achievement by MidAmerican Energy of specific performance measures during a three-year performance period ending June 30, 1998. During this performance period, the holder of the restricted stock will be entitled to receive the dividends on the restricted stock and vote the stock; however, the stock will not be vested until the achievement of the performance measures. The restrictions will lapse, however, in the event of termination of employment with MidAmerican Energy by reason of retirement, disability, death or a change in control as defined in the plan.

RETIREMENT PLANS

  MidAmerican Energy maintains an unfunded Supplemental Retirement Plan ("Supplemental Plan") for certain designated officers of MidAmerican Energy, including certain officers of the Company, to provide additional retirement benefits to designated participants, as determined by the Board of Directors of MidAmerican Energy. Messrs. Heppermann, Warnock, and Foreman participated in the Supplemental Plan in fiscal 1995. The Supplemental Plan provides retirement benefits up to sixty-five percent of a participant's Total Cash Compensation in effect immediately prior to retirement. "Total Cash Compensation" means the highest amount payable to a participant as annual base salary during the five years immediately prior to retirement plus the average of the participant's last three years' awards under an annual incentive bonus program. Participants must be credited with five years service in order to be eligible to receive benefits under the Supplemental Plan. A participant who elects early retirement is entitled to reduced benefits under the Supplemental Plan.

  The supplemental retirement benefit will be reduced by the amount of the participant's regular retirement benefit under the Iowa-Illinois Gas and Electric Company Pension Plan ("Iowa-Illinois Pension Plan") and by benefits under the Iowa-Illinois Gas and Electric Company Supplemental Retirement Plan.

  The Iowa-Illinois Pension Plan provides for the payment of fixed pension benefits upon retirement determined under a formula based on the eligibility date of the employee, age at retirement, final average compensation and years of credited service. Final average compensation is determined by the highest sixty consecutive months of compensation during the ten years prior to retirement.

  A survivor benefit is payable to a surviving spouse under the Supplemental Plan. Benefits from the Supplemental Plan will be paid out of general corporate funds. Deferred compensation is considered part of the salary covered by the Supplemental Plan.

  The table below shows the estimated aggregate annual benefits payable under the Supplemental Plan and the Iowa-Illinois Pension Plan. The amounts exclude Social Security and are based on a straight life annuity and retirement at ages 55, 60 and 65. Federal law limits the amount of benefits payable to an individual through the tax qualified defined benefit plans, and benefits exceeding such limitation are payable under the Supplemental Plan.

                              PENSION PLAN TABLE

                                                    ESTIMATED ANNUAL BENEFIT
                                 ------------------------------------------------------------------
         TOTAL CASH                                    AGE AT RETIREMENT
       COMPENSATION AT           ------------------------------------------------------------------
         RETIREMENT                 55                       60                       65
       ---------------           --------                 --------                 --------
          $100,000               $ 55,000                 $ 60,000                 $ 65,000
           150,000                 82,500                   90,000                   97,500
           200,000                110,000                  120,000                  130,000
           250,000                137,500                  150,000                  162,500
           300,000                165,000                  180,000                  195,000
           350,000                192,500                  210,000                  227,500
           400,000                220,000                  240,000                  260,000
           450,000                247,500                  270,000                  292,500
           500,000                275,000                  300,000                  325,000

  Upon completion of the Offering, it is contemplated that the Company will implement an unfunded supplemental retirement plan for certain designated officers which will be substantially identical to the Supplemental Plan. Any supplemental retirement benefit under the Company's supplemental retirement plan will be reduced by a participant's retirement benefit under any retirement plan maintained by MidAmerican Energy.

  Compensation Committee Interlocks and Insider Participation. For fiscal 1995, all compensation decisions with respect to executive officers of the Company were made by the Compensation Committee of the Board of Directors of MidAmerican Capital. Stanley J. Bright, Russell E. Christiansen, Lance E. Cooper and John A. Rasmussen, Jr., each an executive officer of MidAmerican Energy, served as members of the Compensation Committee during 1995. See "Relationship Between the Company and the Parent" and "Certain Transactions." Messrs. Bright, Christiansen and Rasmussen are also directors of the Company. See "--Directors and Executive Officers."

LONG-TERM INCENTIVE STOCK PLAN

  The Board of Directors and MidAmerican Capital, the sole stockholder of the Company, have approved the InterCoast Energy Company Long Term Incentive Plan (the "Stock Plan"). The Stock Plan will become effective upon, and only in the event of, consummation of the Offering. A copy of the Stock Plan has been filed as an exhibit to the registration statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to the text of the Stock Plan.

  That number of shares of Common Stock which equals 10% of the number of such shares issued and outstanding immediately after the closing of the Offering have been reserved for issuance upon exercise of options granted under the Stock Plan. The Board of Directors may use authorized but unissued shares of the Common Stock or shares held in the treasury of the Company for the exercise of options. The Stock Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and the options granted thereunder are not and will not be "incentive stock options," as such term is defined at Section 422 of the Code.

  Administration. The Stock Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee"), the composition of which shall, unless otherwise determined by the Board of Directors, at all times satisfy the provisions of Rule 16b-3 of the Securities Exchange Act of 1934, as from time to time in effect, and Section 162(m) of the Code. The Committee has the authority, in its discretion, to select the eligible employees to whom options shall be granted and the number of shares of Common Stock covered by such options. The Committee has the power to construe and interpret the Stock Plan and to establish and amend rules and regulations for its administration subject to the express provisions of the Stock Plan. Any determination by the Committee is final and binding upon all persons.

  Eligible Employees. Any key employee of the Company, or a subsidiary of the Company, is eligible for selection by the Committee as an optionee under the Stock Plan.

  Purchase Price. The purchase price of a share of Common Stock under each option granted under the Stock Plan shall be no less than the fair market value of a share of Common Stock on the date of grant.

  Vesting of Rights to Exercise Option. Each option granted under the Stock Plan will become exercisable in full or in installments as determined by the Committee at the time of the grant. The Committee has the power to accelerate the vesting of any option for which vesting requirements are established. Vesting will accelerate automatically upon the occurrence of certain events. Subject to any vesting provisions and to termination of employment, each option may be exercised at any time, or from time to time, during the option period of 10 years, as to all or any part of the shares of Common Stock covered thereby.

  Method of Exercise. Each option granted may be exercised, at the optionee's election, by: (i) cash payment of the full amount of the exercise price, (ii) through the delivery of shares of Common Stock held by the optionee for at least six months and having a fair market value equal to the full amount of the exercise price, (iii) by the withholding by the Company from the shares of Common Stock upon any exercise of the option that number of shares having a fair market value equal to the full amount of the exercise price pursuant to a written election delivered to the Committee at least six months prior to the date of exercise, or (iv) by a combination of such methods. The optionee will be required to pay to the Company for remittance an amount necessary to satisfy federal, state and local income taxes incurred by reason of exercise, or at the optionee's election, shares having a fair market value equal to the amount of such income taxes may be withheld by the Company. No fractional shares of Common Stock will be issued upon the exercise of options.

  Effect of Termination of Employment. If, during the option period, the optionee's employment with the Company or one of its subsidiaries terminates other than for cause or by reason of the optionee's death, disability or retirement in accordance with the terms of a Company retirement plan, the option may thereafter be exercised only to the extent it was exercisable at the time of such termination of employment until the earlier of the expiration of the option or ninety days following such termination. In the event of the death, disability or retirement of the optionee while employed by the Company or one of its subsidiaries, the option granted to such optionee will become fully vested to the extent it is not otherwise and the optionee, his or her guardian or legal representative, or distributees or heirs, as the case may be, will be permitted to exercise such option at any time before the earlier of the expiration of such option or three years after the optionee's death, disability or retirement. In the event an optionee's employment with the Company or a subsidiary of the Company is terminated for cause, any options granted to such optionee and not previously exercised will expire forthwith.

  Option Agreement. Options granted under the Stock Plan are and will be subject to the terms and conditions of the Stock Plan and will be evidenced by a written agreement between the optionee and the Company. The option agreement will incorporate the Stock Plan by reference, set forth the number of shares, the time or times at and after which the option is exercisable in whole or in part, the expiration date of the option, and other details deemed pertinent by the Committee.

  Adjustments Resulting from Changes in Capitalization. The Stock Plan provides that in the event of a merger, consolidation, reorganization, recapitalization, stock split or stock dividend or a combination or reclassification of shares, the number and kind of shares subject to options then outstanding and the exercise price of outstanding options shall be adjusted proportionately. In the event of any other change affecting the Common Stock, such adjustments as may be deemed equitable by the Board of Directors, in its sole discretion, shall be made to give proper effect to such event.

  Amendment and Termination. The Board of Directors may suspend or terminate the Stock Plan at any time and may amend the Stock Plan from time to time in such respects as the Board of Directors may deem advisable. Without shareholder approval the Board of Directors may not (i) increase the maximum number of shares that may be purchased pursuant to the exercise of options except to make appropriate adjustments in the event of certain changes in the capital structure of the Company; or (ii) withdraw the administration of the Stock Plan from the Committee. No amendments or termination of the Stock Plan may affect or impair the rights or obligations under any options theretofore granted without the consent of the optionee.

 Federal Income Tax Aspects

  Under applicable provisions of the Code: (i) the grant of an option under the Stock Plan results in no taxable income to the optionee or deductions to the Company at the time it is granted, (ii) upon exercise of the option the optionee will realize taxable income, and the Company will realize a deduction, in an amount equal to the amount, if any, by which the then fair market value of the shares thereby acquired exceeds the purchase price for such shares, and (iii) upon the disposition of the shares so acquired the optionee will realize a gain or loss if the amount realized on such disposition differs from the fair market value of the shares at the time of the exercise of the option.

  The following table sets forth information concerning stock option grants made by the Company, subject to consummation of the Offering, to certain directors and employees of the Company. Options to purchase an aggregate of 541,600 shares of Common Stock have been granted under the Stock Plan at the date of this Prospectus. The purchase price per share of Common Stock subject to the options will be the initial offering price of the Common Stock in the Offering. The outstanding options become exercisable with respect to one-third of the shares of Common Stock covered thereby on each anniversary of the date of grant and will expire on the tenth anniversary of the date of grant.

                                                               NUMBER OF SHARES
                     NAME AND POSITION                        UNDERLYING OPTIONS
                     -----------------                        ------------------
Donald C. Heppermann,.......................................        85,000
 Chairman and Chief Executive Officer
William E. Warnock, Jr.,....................................        85,000
 President
Norman R. Foreman,..........................................        38,500
 President and Chief Executive Officer of Continental Power
 Exchange
John P. Stojka,.............................................        25,800
 Senior Vice President and Chief Operating Officer of Conti-
 nental Power Exchange
J. Chris Jacobsen,..........................................        40,000
 Senior Vice President--Reserves and Production of Inter-
 Coast Oil and Gas
All executive officers, including the above.................       402,300
All directors who are not executive officers................             0
All employees, excluding executive officers.................       139,300

DIRECTOR STOCK PLAN

  The Board of Directors and MidAmerican Capital, the sole stockholder of the Company, have approved and adopted the InterCoast Energy Company Non-Employee Director Restricted Stock Plan (the "Director Plan"). The Director Plan will become effective upon, and only in the event of, consummation of the Offering. A copy of the Director Plan has been filed as an exhibit to the registration statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to the text of the Director Plan.

  A total of 50,000 shares of Common Stock has been reserved for issuance under the Director Plan. The Director Plan provides for the automatic award of shares of Common Stock to directors of the Company who are not also employees of the Company or of an affiliate (each, an "Eligible Director"). The shares of Common Stock issuable under the Director Plan are subject to restrictions in that they may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered until the happening of certain events. The Director Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

  Under the Director Plan, each Eligible Director will be awarded 1,000 restricted shares of Common Stock on the date such director is first elected or appointed to the Board of Directors (the "Initial Awards"). Thereafter, on the day of each successive annual meeting of the Company's stockholders, each Eligible Director who will continue to serve as a director of the Company after such meeting will be awarded an additional 800 restricted shares of Common Stock (the "Annual Awards"). The restrictions on the shares granted under the Director Plan terminate upon an Eligible Director's death or disability while serving as a member of the Board of Directors, failure to be re-elected to the Board of Directors after being duly nominated, removal from the Board of Directors or failure to be duly nominated for re-election following a change in control of the Company, retirement from the Board of Directors, or removal from the Board of Directors other than for cause.

  The term of the Director Plan is ten years and no shares of Common Stock may be awarded to Eligible Directors after the tenth anniversary of the Director Plan's approval by the sole stockholder of the Company. The Board of Directors may terminate the Director Plan at any time.

 Federal Income Tax Consequences

  An Eligible Director will realize income for federal income tax purposes, and the Company will be entitled to a deduction, on the dates shares of Common Stock are issued in respect of Initial Awards and Annual Awards. Income realized by an Eligible Director by reason of the receipt of an Initial Award or an Annual Award will constitute self-employment income of such Eligible Director.

ANNUAL INCENTIVE COMPENSATION PLANS

  Each of the Company and its subsidiary InterCoast Oil and Gas maintains a Performance Incentive Plan under which cash awards are made to eligible participants. The plans are designed to reward eligible employees for the respective company's attainment of certain performance goals approved by the Compensation Committee of the Board of Directors. Bonus payments are awarded under the plans upon the achievement of the pre-established operating and financial performance goals and, with respect to certain participants, a portion of each award is discretionary based on individual performance. The Compensation Committee establishes target, minimum and maximum award levels for all participants and, with respect to certain participants, a mega-maximum award level, all expressed as a percentage of salary. The largest targeted award opportunity levels under each plan in 1995 ranged from 20% to 120% of base salary. The minimum target levels ranged from 5% to 20% under the Company's plan and 2% to 8% under the InterCoast Oil and Gas plan. Participation in the Company's Performance Incentive Plan is limited to key employees of the Company as selected by the Compensation Committee. All employees of InterCoast Oil and Gas are eligible to participate in the InterCoast Oil and Gas Performance Incentive Plan.

401(K) PLAN

  The Company currently participates in the MidAmerican Energy 401(k) Plan (the "401(k) Plan"). All full-time employees of the Company and its subsidiaries are eligible to participate in the 401(k) Plan. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 15% of his or her salary, subject to a statutorily prescribed annual limit. The Company currently makes a matching contribution on behalf of participating employees equal to 65% of the first 6% of compensation contributed by an employee. Employee and Company contributions are held and invested by the 401(k) Plan's trustee. Distributions may be made from a participating employee's account upon termination of employment, retirement, termination of the 401(k) Plan or in the event of financial hardship.

OFFICER AND DIRECTOR LIABILITY

  As permitted by the provisions of the Delaware General Corporation Law (the "DGCL"), the Certificate of Incorporation provides that no director of the Company shall be held personally liable to the Company or its stockholders for monetary damages for breach of his or her fiduciary duty as director, except for liability (a) for any breach of the director's duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for unlawful dividend payments or stock redemptions or repurchases or (d) for any transaction from which the director derived an improper personal benefit. The effect of such provisions of the Certificate of Incorporation will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits brought on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligence or gross negligence), except in situations described above. The provisions of the Certificate of Incorporation do not eliminate the liability of a director for violation of federal securities laws or limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be available in all cases.

  The Certificate of Incorporation and the Company's Bylaws (the "Bylaws") provide that the Company shall indemnify all directors and officers of the Company to the fullest extent permitted by the DGCL. Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made a party to any suit or proceeding may be indemnified if the Board of Directors determines such director of officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. The Bylaws and the DGCL further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Certificate of Incorporation, the Bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. The Company intends to enter into certain agreements ("Indemnity Agreements") with each of its directors and certain executive officers designed to give effect to the foregoing provisions of the Certificate of Incorporation and to provide additional protection against the possibility of uninsured liability. Pursuant to the Indemnity Agreements, the Company will, to the extent permitted under applicable law, indemnify such persons against all expenses, judgments, fines, ERISA excise taxes and penalties incurred in connection with the defense, settlement or appeal of any actions or proceedings brought against them by reason of the fact that they are or were directors or officers of the Company.

                             CERTAIN TRANSACTIONS

  The Company receives general and administrative services from MidAmerican Capital and MidAmerican Energy. The cost of such services received, including overhead costs, are billed to the Company. Overhead costs are allocated to the Company based on measures of use such as percent of payroll hours and number of employees. Wages and salaries are charged directly to the Company based upon individual employee time reporting, along with associated payroll taxes and the costs of benefits. In addition, certain Company expenses paid by MidAmerican Capital are billed to the Company. The amounts of such MidAmerican Energy costs billed to general and administrative expense during 1993, 1994 and 1995 were $355,000, $393,000 and $516,000, respectively. See "Relationship Between the Company and the Parent."

  In September 1993, InterCoast Oil and Gas assigned to Medallion Petroleum Inc. ("Medallion Petroleum"), of which William E. Warnock, Jr. (President of the Company) and Brian L. Cantrell (Vice President--Finance of InterCoast Oil and Gas) are officers, directors and stockholders, a 0.692% overriding royalty interest in the oil and gas properties of DKM Resources, Inc. and its subsidiary in satisfaction of a finder's fee earned by one of Medallion Petroleum's stockholders in connection with the acquisition by InterCoast Oil and Gas of the outstanding capital stock of DKM Resources, Inc. For the years ended December 31, 1993, 1994 and 1995, Medallion Petroleum received $18,377, $63,720 and $71,219, respectively, on account of such overriding royalty interest.

  Production from a significant number of wells included in the Sawyer Canyon Acquisition qualifies for Section 29 tax credits under the Code ("Section 29 Credits"). The Company is not able to take full advantage of Section 29 Credits because it is subject to alternative minimum tax which, among other things, limits a taxpayer's ability to utilize Section 29 Credits. Concurrently with the Sawyer Canyon Acquisition and in order to realize value from the Section 29 Credits, the Company conveyed certain interests in such wells to InterCoast Global Management, Inc., a wholly owned subsidiary of MidAmerican Capital, and retained a production payment on 100% of the net proceeds of production from such wells until approximately 80% of the estimated proved developed natural gas reserves attributable to the wells (approximately 24 Bcf of natural gas) has been produced. In consideration of its conveyance, the Company received from InterCoast Global Management, Inc. $5,615,000 in cash and a promissory note in the amount of $2,315,000, which is payable in 48 monthly installments over four years and bears interest at the prime rate. The Company manages the operations of the Section 29 Wells and has the option to purchase at any time all or a portion of the Section 29 Wells for their then fair market value.

  In connection with the employment of J. Chris Jacobsen, Senior Vice President--Reserves and Production of InterCoast Oil and Gas, InterCoast Oil and Gas committed that it would assist Mr. Jacobsen in the sale of his former residence and adjoining land in Dallas County, Texas. Mr. Jacobsen sold the residence in December 1995, but has not sold 17 acres of adjoining land. It is currently contemplated that, pursuant to its commitment, InterCoast Oil and Gas will purchase the 17 acres. InterCoast Oil and Gas and Mr. Jacobsen have agreed that the purchase price will be $180,000, which is the lower of two independent appraisals of the property, and it is expected that Mr. Jacobsen will bear a portion of the obligation for future real estate taxes and will receive a portion of the gain, if any, upon a sale of the property by InterCoast Oil and Gas.

                       PRINCIPAL AND SELLING STOCKHOLDER

  Of the 7,150,00 shares of Common Stock offered hereby, 1,000,000 shares are being offered by MidAmerican Capital. As of June 26, 1996, MidAmerican Capital beneficially owned 7,927,500 shares of Common Stock. After the Offering, MidAmerican Capital will beneficially own 6,927,500 shares of Common Stock (or 49% of the outstanding shares of Common Stock). For a description of the relationship between MidAmerican Capital and the Company see "Relationship Between the Company and the Parent" and "Certain Transactions." MidAmerican Capital's address is 666 Grand Avenue, Des Moines, Iowa 50309.

  MidAmerican Capital has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 1,072,500 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sales of the shares of Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase such percentage of such additional shares of Common Stock as is approximately equal to the percentage of shares of Common Stock that it is obligated to purchase as shown in the table set forth in "Underwriting." If such option is exercised in full, the number of shares of Common Stock beneficially owned by MidAmerican Capital after the Offering will be 5,855,000 (or 42% of the outstanding shares of Common Stock).

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  Under the Certificate of Incorporation, the Company is currently authorized to issue 25,000,000 shares of Common Stock, par value $0.01 per share. As of the date of this Prospectus, there were 7,927,500 shares of Common Stock outstanding. All of such outstanding shares of Common Stock are fully paid and nonassessable. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor, subject to any preferential dividend rights of any preferred stock then outstanding.

  In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock that at the time may be outstanding. The holders of Common Stock have no preemptive, subscription, conversion or redemption rights. Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors subject to election.

PREFERRED STOCK

  Under the Certificate of Incorporation, the Board of Directors is authorized, without further approval or action by the stockholders of the Company, to issue 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), from time to time in one or more series, and to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue any shares of Preferred Stock.

SECTION 203 OF THE DGCL

  The Certificate of Incorporation provides that the Company has opted out of
Section 203 of the DGCL which, under certain circumstances, prevents an interested stockholder (generally defined as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a business combination with a Delaware corporation for a period of three years following the date such person became an interested stockholder of such corporation.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The Bank of New
York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

  Upon completion of the Offering, the Company will have outstanding an aggregate of 14,079,500 shares of Common Stock. All of the 7,150,000 shares sold in the Offering (8,222,500 shares if the over-allotment option granted to the Underwriters is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

  The 7,927,500 shares of Common Stock held by the Company's existing sole stockholder, MidAmerican Capital, were issued and sold by the Company in reliance on an exemption from the registration requirements of the Securities Act. The outstanding shares of Common Stock held by MidAmerican Capital after the Offering will be subject to the "lock-up" agreement described below. After expiration of such lock-up agreement 180 days after the date of this Prospectus, the Common Stock then owned by MidAmerican Capital may be resold only upon registration under the Securities Act (see "Relationship Between the Company and the Parent--Contractual Arrangements--Registration Rights Agreement") or pursuant to an exemption from such registration requirements, including exemptions contained in Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (approximately 140,000 shares immediately after the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the effective date of the Offering are entitled to sell such shares 90 days after the effective date of the Offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The Commission has proposed certain amendments to Rule 144 that would reduce the requisite holding period from two years to one year.

  As soon as practicable following the Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act covering an aggregate of up to 1,457,750 shares of Common Stock reserved for issuance pursuant to the Stock Plan and Director Plan. Shares of Common Stock issued upon exercise of the stock options granted under the Stock Plan or issued pursuant to the Director Plan after the effective date of such registration statement will be freely tradeable, except for any such shares acquired by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act.

  The Company and MidAmerican Capital have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for any capital stock or warrants or other rights to purchase shares of capital stock of the Company owned by any of them prior to the expiration of 180 days from the date of this Prospectus, except (i) for shares of Common Stock offered hereby, (ii) with the prior written consent of PaineWebber Incorporated and (iii) in the case of the Company, for the issuance of shares of Common Stock upon the exercise of options, or the grant of options to purchase shares of Common Stock under the Stock Plan or the grant of restricted stock awards under the Director Plan.

                                 UNDERWRITING

  The Underwriters named below, acting through PaineWebber Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, MidAmerican Capital and the Representatives (the "Underwriting Agreement"), to purchase from the Company and MidAmerican Capital, and the Company and MidAmerican Capital have severally agreed to sell to the Underwriters, respectively, 6,150,000 shares and 1,000,000 shares of Common Stock, which in the aggregate equals the number of shares of Common Stock set forth opposite the name of such Underwriters below:

                                                                        NUMBER
           UNDERWRITER                                                 OF SHARES
           -----------                                                 ---------
   PaineWebber Incorporated...........................................
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................
                                                                       ---------
     Total............................................................ 7,150,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase, and the Company and MidAmerican Capital are obligated to sell, all of the shares of Common Stock offered by this Prospectus, if any of the shares of Common Stock being sold pursuant to the Underwriting Agreement are purchased (without consideration of any shares that may be purchased through the exercise of the Underwriters' over-allotment option).

  The Representatives have advised the Company and MidAmerican Capital that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $   per share. The Underwriters may allow, and such dealers may
reallow, a concession to other dealers not in excess of $   per share. After
the initial public offering of the shares of Common Stock, the public offering price, the concessions to selected dealers and the reallowance to other dealers may be changed by the Representatives.

  MidAmerican Capital has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 1,072,500 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sales of shares of Common Stock. To the extent the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase such percentage of such additional shares of Common Stock as is approximately equal to the percentage of shares of Common Stock that it is obligated to purchase as shown in the table set forth above.

  The Company and MidAmerican Capital have jointly and severally, subject to certain limitations with respect to MidAmerican Capital, agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Representatives have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

  Up to 5% of the shares of Common Stock offered hereby will be made available by the Underwriters for purchase by (i) directors, officers and employees of the Company and MidAmerican Capital, (ii) directors of MidAmerican Energy, and
(iii) certain other individuals selected by management of the Company. The sale of shares of Common Stock to such persons will be at the initial public offering price. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such shares. Any shares of Common Stock not so purchased will be offered by the Underwriters on the same terms as the other shares of Common Stock offered hereby.

  Each of the Representatives has from time to time performed various investment banking and financial advisory services for MidAmerican Energy or certain of its subsidiaries, for which they have received customary fees and reimbursement of their out-of-pocket expenses.

  MidAmerican Capital and the Company and each of the Company's directors and executive officers have agreed not to offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for any capital stock or warrants or other rights to purchase shares of capital stock of the Company owned by any of them prior to the expiration of 180 days from the date of this Prospectus, except (i) for the shares of Common Stock offered hereby, (ii) with the prior written consent of PaineWebber Incorporated, and (iii) in the case of the Company, for the issuance of shares of Common Stock upon the exercise of options, or the grant of options to purchase shares of Common Stock under the Stock Plan or the grant of restricted stock awards under the Director Plan.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price was determined pursuant to negotiations between the Company, MidAmerican Capital and the Representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, were certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  The Common Stock has been approved for listing on the New York Stock Exchange, subject to notice of issuance. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

  The audited financial statements of the Company included in this Prospectus or elsewhere in the Registration Statement of which this Prospectus is a part and the statements of revenues and direct operating expenses of the Sawyer Canyon Properties for the years ended December 31, 1994 and 1995, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  Information appearing in this Prospectus regarding the Company's estimated quantities of natural gas and oil reserves and the discounted present value of future pre-tax cash flows therefrom is based, to the extent described herein, upon estimates of such reserves and present values prepared by Netherland, Sewell and Associates, Inc., independent petroleum engineers. Such information has been so included herein in reliance upon the authority of such firm experts in petroleum engineering.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-1 (the "Registration Statement") with respect to the shares of Common Stock offered hereby with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  Upon completion of the Offering, the Company will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the Commission. The Registration Statement and the exhibits and schedules forming a part thereof, as well as such reports, proxy statements and other information, may be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at its Washington address at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                   GLOSSARY

  The following are definitions of certain terms used in this Prospectus.

  BBL. One barrel of crude oil, condensate or other liquids equal to 42 U.S. gallons.

  BCF. Billion cubic feet.

  BCFE. Billion cubic feet of natural gas equivalent.

  BOE. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

  BTU. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 degrees Fahrenheit to 59.5 degrees Fahrenheit under specific conditions.

  DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

  DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

  EXPLORATORY WELL. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

  EXTENSIONAL INFILL DRILLING. Drilling of a well to enhance the economic recovery of natural gas and oil in producing areas to a level greater than that previously achieved by the owners of the prevailing leasehold by increasing the density of wells that penetrate known reservoirs. Typically, development of these prospects requires that the Company obtain some or all of the rights to drill on acreage that is held by production.

  FARMOUT. An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well or the establishment of production on that location. The assignor usually retains a royalty interest or a working interest after payout in the lease.

  FINDING COSTS. Expressed in terms of dollars per Mcfe, calculated by dividing the amount of total costs incurred for oil and gas activities by the amount of proved reserves added during the same period (including the effect on proved reserves of reserve revisions).

  GROSS ACRES OR GROSS WELLS. The number of acres or wells in which the Company has a working interest.

  LEASE OPERATING EXPENSE. Costs incurred to operate and maintain wells and related equipment and facilities including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

  MBBL. One thousand barrels.

  MCF. One thousand cubic feet.

  MCFE. One thousand cubic feet of natural gas equivalent.

  MMBBL. One million barrels.

  MMBTU. One million Btus.

  MMCF. One million cubic feet.

  MMCFE. One million cubic feet of natural gas equivalent.

  MWH. Megawatt hour, a unit of power equal to that expended by one million watts in one hour.

  NATURAL GAS EQUIVALENT. Cubic feet of natural gas equivalent, determined using the ratio of one Bbl of crude oil, condensate or natural gas liquids to six Mcf of natural gas.

  NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

  NET PROFITS INTEREST. An interest in an oil and gas property entitling the owner to a share of the gross revenues from oil and gas production less all operating, production, development, transportation, transmission and marketing expenses, production, sales and ad valorem taxes attributable to such production.

  OVERRIDING ROYALTY INTEREST. A royalty interest which is carved out of a lessee's interest under an oil and gas lease.

  PRODUCTIVE WELL. A well that is producing oil and gas or that is capable of production.

  PROVED DEVELOPED NONPRODUCING RESERVES. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

  PROVED DEVELOPED PRODUCING RESERVES. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

  PROVED DEVELOPED RESERVES. Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

  PROVED RESERVES. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

  PROVED UNDEVELOPED RESERVES. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

  PV-10 RESERVE VALUE. The pre-tax present value, discounted at 10% per annum, of future net cash flows from estimated proved reserves, calculated holding prices and costs constant at amounts in effect on the date of the estimate (unless such prices or costs are subject to change pursuant to contractual provisions). The difference between the PV-10 Reserve Value and the standardized measure of discounted future net cash flows is the present value of income taxes applicable to such future net cash flows.

  RESERVE LIFE INDEX. Calculated by dividing year-end proved reserves by annual production for the most recent year.

  ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil or gas production free of costs of production.

  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS. The present value, discounted at 10% per annum, of future net cash flows from estimated proved reserves, calculated holding prices and costs constant at amounts in effect on the date of the estimate (unless such prices or costs are subject to change pursuant to contractual provisions) and in all instances in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

  UNDEVELOPED ACREAGE. Lease acreage on which wells have not been participated in or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

  WHEELING. Involves the movement of electricity through the transmission systems of transmission owners who do not own title to the electricity.

  WORKING INTEREST. A cost bearing interest which gives the owner the right to drill, produce and conduct oil and gas operations on the property, as well as a right to a share of production therefrom.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
InterCoast Energy Company Consolidated Financial Statements
  Report of independent public accountants................................  F-2
  Consolidated balance sheets as of December 31, 1994 and 1995............  F-3
  Consolidated statements of income for the years ended December 31, 1993,
   1994 and 1995..........................................................  F-4
  Consolidated statements of stockholder's equity for the years ended
   December 31, 1993, 1994 and 1995.......................................  F-5
  Consolidated statements of cash flows for the years ended December 31,
   1993, 1994 and 1995....................................................  F-6
  Notes to consolidated financial statements..............................  F-7
InterCoast Energy Company Interim Consolidated Financial Statements
 (Unaudited)
  Consolidated balance sheets as of December 31, 1995 and March 31, 1996.. F-18
  Consolidated statements of income for the three months ended March 31,
   1995 and 1996.......................................................... F-19
  Consolidated statement of stockholder's equity for the three months ended March 31, 1996................................................... F-20
  Consolidated statements of cash flows for the three months ended March
   31, 1995 and 1996...................................................... F-21
  Notes to unaudited consolidated financial statements.................... F-22
Sawyer Canyon Properties
  Report of independent public accountants................................ F-24
  Statements of revenues and direct operating expenses for the years ended
   December 31, 1994 and 1995 and for the three months ended March 31,
   1996 (Unaudited)....................................................... F-25
  Notes to statements of revenues and direct operating expenses........... F-26

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholder and Board of Directors of InterCoast Energy Company:

  We have audited the accompanying consolidated balance sheets of InterCoast Energy Company (a Delaware corporation and an indirect wholly owned subsidiary of MidAmerican Energy Company) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterCoast Energy Company and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Tulsa, Oklahoma
June 28, 1996

                           INTERCOAST ENERGY COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,
                                                              -----------------
                                                                1994     1995
                                                              -------- --------
                                                               (IN THOUSANDS)
ASSETS
Current assets
  Cash and cash equivalents.................................. $  5,127 $  8,303
  Accounts receivable........................................    6,641   23,016
  Other......................................................    2,562    1,640
                                                              -------- --------
    Total current assets.....................................   14,330   32,959
Gas and oil properties, net..................................  141,070  158,597
Continental Power Exchange, Inc., net........................    3,078    4,030
Intangible and other assets, net.............................    2,498    4,578
                                                              -------- --------
    Total assets............................................. $160,976 $200,164
                                                              ======== ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable........................................... $  3,104 $ 17,482
  Other current liabilities..................................      993    3,966
                                                              -------- --------
    Total current liabilities................................    4,097   21,448
                                                              -------- --------
Accumulated deferred income taxes, net.......................   13,208   23,648
                                                              -------- --------
Long-term debt due to MidAmerican Capital....................   60,724   52,907
                                                              -------- --------
Stockholder's equity
  Common stock ($0.01 par value, 25,000,000 shares
   authorized, 7,927,500 shares issued and outstanding)......       79       79
  Additional paid-in capital.................................   69,666   85,995
  Retained earnings..........................................   13,202   16,087
                                                              -------- --------
    Total stockholder's equity...............................   82,947  102,161
                                                              -------- --------
    Total liabilities and stockholder's equity............... $160,976 $200,164
                                                              ======== ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                           INTERCOAST ENERGY COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                                            YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                       1993           1994           1995
                                   -------------  -------------  -------------
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTERCOAST OIL AND GAS COMPANY
  Gas and oil revenues............ $      37,359  $      44,466  $      48,109
  Gas and oil operating expenses..        (9,616)       (15,016)       (14,552)
  Depreciation, depletion and
   amortization expense...........       (13,535)       (18,602)       (21,489)
  General and administrative
   expense, net...................        (2,183)        (2,633)        (2,288)
                                   -------------  -------------  -------------
                                          12,025          8,215          9,780
                                   -------------  -------------  -------------
INTERCOAST ENERGY MARKETING
  Natural gas sales revenues......        16,715         13,700         24,066
  Cost of gas sold................       (16,216)       (13,142)       (23,218)
  Electric power sales revenues...            19            446            421
  Cost of electric power sold.....           --             --            (325)
  Operating expenses..............          (369)          (778)          (952)
  General and administrative
   expense........................          (163)          (314)          (410)
                                   -------------  -------------  -------------
                                             (14)           (88)          (418)
                                   -------------  -------------  -------------
CONTINENTAL POWER EXCHANGE, INC.
  Administrative and development
   expense, net...................           --            (849)        (3,442)
                                   -------------  -------------  -------------
Corporate expenses................        (1,013)        (1,553)        (1,554)
                                   -------------  -------------  -------------
Income before income taxes........        10,998          5,725          4,366
Provision for income taxes........         4,984          2,324          1,481
                                   -------------  -------------  -------------
Net income........................ $       6,014  $       3,401  $       2,885
                                   =============  =============  =============
Average common shares
 outstanding......................         7,928          7,928          7,928
                                   =============  =============  =============
Earnings per common share......... $        0.76  $        0.43  $        0.36
                                   =============  =============  =============


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                           INTERCOAST ENERGY COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                COMMON SHARES
                                -------------   ADDITIONAL    RETAINED
                                SHARES AMOUNT PAID-IN CAPITAL EARNINGS  TOTAL
                                ------ ------ --------------- -------- --------
                                                (IN THOUSANDS)
BALANCE AT DECEMBER 31, 1992..  7,928   $79       $57,763     $ 3,787  $ 61,629
Net income....................    --    --            --        6,014     6,014
Contributions from MidAmerican
 Capital......................    --    --          4,073         --      4,073
                                -----   ---       -------     -------  --------
BALANCE AT DECEMBER 31, 1993..  7,928    79        61,836       9,801    71,716
Net income....................    --    --            --        3,401     3,401
Contributions from MidAmerican
 Capital......................    --    --          7,830         --      7,830
                                -----   ---       -------     -------  --------
BALANCE AT DECEMBER 31, 1994..  7,928    79        69,666      13,202    82,947
Net income....................    --    --            --        2,885     2,885
Contributions from MidAmerican
 Capital......................    --    --         16,329         --     16,329
                                -----   ---       -------     -------  --------
BALANCE AT DECEMBER 31, 1995..  7,928   $79       $85,995     $16,087  $102,161
                                =====   ===       =======     =======  ========




  The accompanying notes to consolidated financial statements are an integral part of these statements.

                           INTERCOAST ENERGY COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income...................................... $  6,014  $  3,401  $  2,885
 Adjustments to reconcile net income to net cash
  from operating activities:
  Deferred income taxes, net.....................    4,020     2,168    10,410
  Provision for depreciation, depletion and
   amortization..................................   13,672    19,631    22,993
  Change in working capital items:
   Accounts receivable...........................   (2,791)    3,254   (16,375)
   Other current assets..........................       45    (1,032)      922
   Accounts payable..............................    2,869    (2,782)   14,378
   Other current liabilities.....................    1,706    (1,840)    2,973
                                                  --------  --------  --------
    Net cash from operating activities...........   25,535    22,800    38,186
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
 Investments in:
  Gas and oil properties.........................  (74,984)  (42,849)  (40,845)
  Continental Power Exchange, Inc................      --     (3,927)   (2,223)
  Other..........................................     (162)     (180)   (2,283)
 Proceeds from sale of gas and oil properties....    1,446     3,465     1,829
                                                  --------  --------  --------
    Net cash from investing activities...........  (73,700)  (43,491)  (43,522)
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds of borrowings from MidAmerican
   Capital.......................................   47,486    16,716       --
  Repayments of borrowings from MidAmerican
   Capital.......................................   (1,118)   (2,360)   (7,817)
  Contributions from MidAmerican Capital.........    4,073     7,830    16,329
                                                  --------  --------  --------
    Net cash from financing activities...........   50,441    22,186     8,512
                                                  --------  --------  --------
Net increase in cash and cash equivalents........    2,276     1,495     3,176
Cash and cash equivalents at beginning of
 period..........................................    1,356     3,632     5,127
                                                  --------  --------  --------
Cash and cash equivalents at end of period....... $  3,632  $  5,127  $  8,303
                                                  ========  ========  ========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid (received) during the period for:
  Income taxes................................... $    964  $    156  $ (8,929)
                                                  ========  ========  ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                           INTERCOAST ENERGY COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) ACCOUNTING POLICIES

 Corporate Structure

  InterCoast Energy Company (InterCoast or the Company), a Delaware corporation, is a wholly owned subsidiary of MidAmerican Capital Company (MidAmerican Capital). MidAmerican Capital, a Delaware corporation, is a wholly owned subsidiary of MidAmerican Energy Company (MidAmerican Energy). MidAmerican Capital reorganized its businesses and formed the Company on May 17, 1996 as a holding company for four wholly owned subsidiaries: InterCoast Oil and Gas Company (formerly Medallion Production Company), primarily engaged in the acquisition, development, exploration and production of natural gas and oil, InterCoast Gas Services Company, primarily engaged in the marketing of natural gas, InterCoast Power Marketing Company, primarily engaged in the wholesale marketing and brokering of electric power, and Continental Power Exchange, Inc., developer and operator of a proprietary network facilitating electronic electric power exchange. InterCoast Gas Services Company and InterCoast Power Marketing Company are combined as InterCoast Energy Marketing on the Consolidated Statements of Income. The Company accounted for the reorganization in a manner similar to that in pooling-of-interests accounting.

 Principles of Consolidation

  The consolidated financial statements include the Company and its wholly owned subsidiaries. Intercompany transactions have been eliminated.

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from those estimates.

 Common Stock Conversion and Split

  The financial statements and notes thereto reflect retroactively the common shares authorized, issued and outstanding at the date of formation.

 Earnings Per Share

  Net income per share is calculated by dividing net income by the weighted average shares of common stock and common stock equivalents outstanding.

 Gas and Oil Properties

  The Company accounts for its gas and oil properties using the full cost method of accounting which provides for the capitalization of all acquisition, exploration and development costs incurred for the purpose of finding natural gas and oil reserves. The unamortized cost of gas and oil properties, including estimated future development and abandonment costs, is amortized using the unit-of-production method based on the ratio of volumes produced to proved reserves.

  Unevaluated properties and associated costs not currently being amortized and included in gas and oil properties were $1.5 million, $1.6 million and $2.1 million at December 31, 1993, 1994 and 1995, respectively. Such costs relate to projects which were at such dates undergoing exploration or development activities or in which the Company intends to commence such activities in the future. The Company will begin to amortize these costs when proved reserves are established or impairment is determined.

  The Company's unamortized costs of gas and oil properties are limited to the sum of the future net revenues attributable to proved gas and oil reserves discounted at ten percent plus the cost of any unproved properties. If the Company's unamortized costs in gas and oil properties exceed this ceiling amount, a provision for additional

                           INTERCOAST ENERGY COMPANY
depreciation, depletion and amortization is required. At December 31, 1993, 1994 and 1995, the Company's unamortized costs of gas and oil properties did not exceed such ceiling amount.

  Proceeds from the sale of gas and oil properties are applied to reduce the costs in the full cost pool unless the sale involves a significant quantity of reserves in relation to the cost center, in which case a gain or loss would be recognized.

  The Company conducts certain of its drilling activities (Programs), on a joint venture basis, together with working interest participants. The agreements under which these investors participate provide the Company with certain reversionary interests in the properties in the Programs and current reimbursement of proportionate amounts of overhead and seismic costs. Overhead reimbursements of $872,000, $1,520,000 and $2,047,000 are included in the Consolidated Statements of Income as a reduction of general and administrative expenses for InterCoast Oil and Gas Company for 1993, 1994 and 1995, respectively.

 Production Imbalances

  Joint interest owners may take more or less than their ownership interest of natural gas volumes from jointly owned reservoirs. The Company follows the sales method of accounting for imbalances, whereby the Company recognizes revenues based on the actual volumes of gas sold to purchasers. The Company records a liability if its sales of gas volumes in excess of its entitlements from a jointly owned reservoir exceed its interest in the remaining estimated gas reserves of such reservoir. Volumetric production is monitored to minimize imbalances, and such imbalances were not significant at December 31, 1993, 1994 and 1995.

 Amortization of Goodwill

  Goodwill was recognized with the acquisition of operating rights, certain other assets and personnel of Medallion Petroleum, Inc. in 1992 and with the acquisition of certain assets and personnel of GED Gas Services, L.L.C. in 1995. Goodwill is amortized over the expected period of benefit of forty years using the straight line method. The unamortized balance of goodwill included on the Consolidated Balance Sheets as Intangible and Other Assets at December 31, 1994 and 1995 is $1,829,000 and $3,486,000, respectively.

 Long-Lived Assets

  In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement, which the Company plans to adopt for reporting periods after January 1, 1996, requires the Company to review long-lived assets for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of SFAS No. 121 is not expected to have a material impact on the Company's results of operations or financial position at the time of adoption.

 Stock-Based Compensation Plans

  In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation" regarding accounting for stock-based compensation plans. This statement, which is effective for reporting periods beginning January 1, 1996, allows for alternative methods of adoption. The Company does not expect the accounting provisions or the alternative disclosure provisions of SFAS No. 123 to have a material impact on the Company's compensation costs.

 Accounting for Commodity Price Risk Management

  The Company engages in price risk management activities to minimize the impact of market fluctuations on assets, liabilities, production or other contractual commitments. Changes in the market value of these transactions are deferred until the gain or loss on the underlying item is recognized. See Note 8 for further discussion of the Company's price risk management activities.

                           INTERCOAST ENERGY COMPANY

 Consolidated Statements of Cash Flows

  For purposes of the Consolidated Balance Sheets and Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. There were no material non-cash investing or financing activities in 1993, 1994 or 1995.

2) GAS AND OIL PROPERTIES, NET

                                                              DECEMBER 31,
                                                            ------------------
                                                              1994      1995
                                                            --------  --------
                                                             (IN THOUSANDS)
   Gas and oil properties.................................. $186,131  $225,147
   Accumulated depreciation, depletion and amortization....  (45,061)  (66,550)
                                                            --------  --------
   Gas and oil properties, net............................. $141,070  $158,597
                                                            ========  ========

  The 1993, 1994 and 1995 provision for depreciation, depletion and amortization of the Company's gas and oil properties was recorded at the rate of $0.80, $0.86 and $0.90, respectively, per equivalent thousand cubic feet of natural gas production.

3) CONTINENTAL POWER EXCHANGE, INC., NET

  Continental Power Exchange, Inc., a development stage company, was established in 1994 to operate a computerized information system facilitating the real-time exchange of power in the electric industry. The Company's capitalized costs represent (a) costs incurred in obtaining a Federal Energy Regulatory Commission ("FERC") ruling granting FERC regulated entities the right to participate in the system without further regulatory filings, (b) capitalized network development costs including hardware, communication systems and software development costs and (c) plant assets including furniture and fixtures, leasehold improvements, office computers and other equipment.

  Capitalized costs incurred were as follows:

                                                                    1994   1995
                                                                   ------ ------
   FERC ruling.................................................... $1,432 $  461
   Network development............................................  1,760  1,396
   Plant assets...................................................    735    366
                                                                   ------ ------
                                                                   $3,927 $2,223
                                                                   ====== ======

  Costs relating to the FERC ruling are amortized over 12 months beginning the quarter in which incurred. Depreciation of the capitalized network development costs began in the second quarter of 1996. Depreciation of plant assets over a period of 5-7 years begins when the related assets are placed in service. Accumulated depreciation and amortization was $849,000 and $2,120,000 at December 31, 1994 and 1995, respectively.

  Revenues representing primarily initial sign-up fees and testing period transaction revenues of $80,000 for the year ending December 31, 1995 are included in the Consolidated Statements of Income as a reduction to Administrative and Development Expense.

                           INTERCOAST ENERGY COMPANY

4) INCOME TAXES

  The Company is included in the consolidated federal and, where appropriate, state income tax returns of MidAmerican Energy. The consolidated income tax currently payable (or receivable) has been allocated among the Company and other members of the affiliated income tax reporting group (Group) based on the respective contributions to the consolidated taxable income and tax credits of the Group. The Company has received (or made) payments for the income tax reductions (or increases) contributed to the Group.

  The components of the provision for income taxes are shown below:

                                                           1993   1994   1995
                                                          ------ ------ -------
                                                             (IN THOUSANDS)
     Current--Federal.................................... $  804 $  107 $(7,980)
     --State.............................................    160     49    (979)
     Deferred--Federal...................................  3,135  1,495   9,498
     --State.............................................    885    673     942
                                                          ------ ------ -------
     Total............................................... $4,984 $2,324 $ 1,481
                                                          ====== ====== =======

  A reconciliation of the statutory federal income tax rate to the overall effective income tax rate follows:

                                                              1993  1994  1995
                                                              ----  ----  ----
     Statutory federal income tax rate....................... 35.0% 35.0% 35.0%
     State income taxes, net of federal income tax benefit...  1.9   2.1   0.4
     State tax true-ups......................................  3.6   --    --
     Other items, net........................................  4.8   3.5  (1.5)
                                                              ----  ----  ----
     Overall effective income tax rate....................... 45.3% 40.6% 33.9%
                                                              ====  ====  ====

  The components of the net deferred tax liability are as follows:

                                                               DECEMBER 31,
                                                             -----------------
                                                              1994      1995
                                                             -------  --------
                                                              (IN THOUSANDS)
     Accelerated depreciation/depletion methods............. $(4,604) $(15,380)
     Intangible drilling costs..............................  17,062    38,278
     Other..................................................     750       750
                                                             -------  --------
     Accumulated deferred income taxes...................... $13,208  $ 23,648
                                                             =======  ========

                           INTERCOAST ENERGY COMPANY

5) LONG-TERM DEBT DUE TO MIDAMERICAN CAPITAL

  At December 31, 1994 and 1995, the Company had $60,724,000 and $52,907,000,
respectively, relating to intercompany loans from MidAmerican Capital due December 31, 1997. Borrowings under the loans are non-interest bearing. The proceeds of the loans were primarily used to acquire natural gas and oil reserves. The Company may prepay the loans without incurring any penalty. The Company's average monthly balance outstanding for the years ended December 31, 1993, 1994 and 1995 was $19,314,000, $52,863,000 and $58,117,000,
respectively. The following table reconciles the borrowings and repayments for each of the three years in the period ended December 31, 1995.

                                                             (IN THOUSANDS)
     Balance at December 31, 1992...........................    $   --
      Cash transfers to acquire gas and oil reserves........     47,486
      Repayments from operating cash flows..................     (1,118)
                                                                -------
     Balance at December 31, 1993...........................     46,368
      Cash transfers to acquire gas and oil reserves........     16,716
      Repayments from operating cash flows..................     (2,360)
                                                                -------
     Balance at December 31, 1994...........................     60,724
      Repayments from operating cash flows..................     (7,817)
                                                                -------
     Balance at December 31, 1995...........................    $52,907
                                                                =======

6) RELATED PARTY TRANSACTIONS

  The Company receives general and administrative services from MidAmerican Capital and MidAmerican Energy. The costs of such services received, including overhead costs, are classified as directly assigned costs or allocable costs. Directly assigned costs are assigned (and billed) to the Company. Costs that are not directly assigned are allocated based on the Company's relative percentage of three factors. The three factors are total revenues, total assets and total payroll. Wages and salaries of the Company's corporate staff and personnel of MidAmerican Capital and MidAmerican Energy are classified as directly assigned or allocable based upon individual employee time reporting, along with associated payroll taxes and the costs of benefits. In addition, certain directly assigned Company expenses paid by MidAmerican Capital are billed to the Company. The amounts of such allocated MidAmerican Energy costs billed and charged to corporate expense during 1993, 1994 and 1995 were $355,000, $393,000 and $516,000, respectively.

7) EMPLOYEE BENEFITS

  MidAmerican Energy provides certain health care benefits for certain Company employees upon retirement. MidAmerican Energy is amortizing the discounted present value of the obligation at January 1, 1993 to expense over 20 years. Provisions for post-retirement benefits other than pensions are allocated to the Company based on participants' compensation. The amount expensed during 1993, 1994 and 1995 was $16,000, $45,000 and $49,000, respectively.

  The Company's employees participate in MidAmerican Energy's noncontributory defined benefit retirement income plan. Benefits under the plan are based on participants' compensation, years of service and age at retirement. Funding is based on the actuarially determined costs of the plan and the requirements of the Internal Revenue Code and the Employee Retirement Income Security Act.

  As of December 31, 1993, 1994 and 1995, the Company has not been required to contribute to the plan. Pension costs are allocated to the Company based on participants' compensation. The amount the Company expensed during 1993, 1994 and 1995 was $17,000, $73,000 and $2,000, respectively. At December 31, 1994 and 1995, the Company's pension accrual included in the Consolidated Balance Sheets as Other Current Liabilities was $90,000 and $92,000, respectively.

                           INTERCOAST ENERGY COMPANY

8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

 Price Risk Management

  The Company has entered into swaps, futures and options to manage risks associated with fluctuations in the price of natural gas production and marketing activities.

  Commodity Price Swaps. Commodity price swap agreements require the Company to make payments to (or entitle it to receive payments from) the counterparties based upon the differential between a specified fixed and variable price. The Company accounts for these transactions on a settlement basis and, accordingly, gains or losses are included in gas and oil revenues in the period in which the underlying natural gas is produced. These agreements do not impose cash margin requirements on the Company or provide for collateral to the Company. At December 31, 1995, the Company was party to commodity price swap agreements covering approximately 8.0 MMBtu, 6.3 MMBtu and 23.2 MMBtu of natural gas for the years 1996 and 1997 and for the period 1998 through 2005, respectively.

  Futures and Options Contracts. Natural gas futures require the Company to buy or sell natural gas at a fixed price. Natural gas options held to hedge price risk only provide the right, not the requirement, to buy or sell natural gas at a fixed price. The Company uses futures to manage margins on offsetting fixed-price purchase or sale commitments for physical quantities of natural gas. The Company uses options to limit overall price risk exposure. Futures contracts mandate initial margin requirements. The Company maintains such margin accounts and funds in cash any daily settlement requirements relating to futures contracts.

  At December 31, 1995, the Company had futures contracts to purchase natural gas for approximately 10.1 MMBtu and to sell natural gas for approximately 4.9 MMBtu. The associated unrecognized gain on futures contracts was $486,000.

  Basis Swaps. Basis swap agreements require the Company to make payments to (or entitle it to receive payments from) the counterparties based upon the differential between the variable costs associated with the delivery of natural gas production to specific delivery points and a contractually specified fixed cost. At December 31, 1995, the Company had basis swap arrangements relating to a total of approximately 2.1 MMBtu during 1996.

  Credit Risk. Credit risk relates to the risk of loss that the Company would incur as a result of the nonperformance by counterparties pursuant to the terms of their contractual obligations. The Company's overall exposure to credit risk may be affected positively or negatively in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. The Company maintains credit policies with regard to its counterparties that management believes minimize overall credit risk. With regard to commodity price and basis swaps, these policies include an evaluation of potential counterparties' financial condition (including credit rating), collateral agreements under certain circumstances and the use of standardized agreements. With regard to futures and options contracts, the Company utilizes New York Mercantile Exchange (NYMEX) contracts. Such contracts are guaranteed by the NYMEX and, accordingly, have nominal credit risk. As a result, the Company's risk is limited to the initial purchase price of the options and to changes in the market value of the futures contracts. Accordingly, the Company does not anticipate any material impact on its financial position or results of operations as a result of nonperformance by the counterparties to the financial instruments related to its natural gas production and marketing activities.

  The Company has entered into letters of credit and financial guarantees to support certain well costs and the natural gas and electric power purchases of its marketing subsidiaries. Letters of credit and financial guarantees are conditional commitments issued by the Company to guarantee performance to a third party.

                           INTERCOAST ENERGY COMPANY

  The Company had letters of credit totaling $1,103,000 and $1,914,000 and financial guarantees amounting to $0 and $2,750,000 which were not reflected on the Consolidated Balance Sheets as of December 31, 1994 and 1995, respectively.

  The fair value of the Company's letters of credit was $8,000 and $14,000 at December 31, 1994 and 1995, respectively, estimated based on fees currently charged for similar agreements. The fair value of the Company's financial guarantees is not determinable based on the specific characteristics of the guarantees.

9) CONCENTRATION OF CREDIT RISK

  Although credit risk is inherent to the foregoing types of financial instruments and the Company is exposed to losses in the event of non-performance by the counterparties, the Company believes that the aggregate credit risk associated with its present swap and hedge arrangements is not significant due to the nature of the contracts and the counterparties thereto.

  The Company's gas and oil production purchasers consist primarily of independent marketers and major gas pipeline companies. The Company performs credit evaluations of its customers' financial condition and obtains credit support if the Company believes it is warranted. The Company has not experienced any significant losses from uncollectible accounts.

10) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying values of current assets and current liabilities approximate fair value due to the short-term nature of those instruments. The fair value of the Company's long-term debt due to MidAmerican Capital based on current rates offered to the Company for debt of similar maturity at December 31, 1994 and 1995 was $50,270,000 and $46,822,000, respectively, as compared to a book value at December 31, 1994 and 1995 of $60,724,000 and $52,907,000,
respectively.

11) COMMITMENTS

  The Company is a lessee in several agreements to lease office space at various locations. The lease agreements expire in 1999 through 2001, with various options for renewal. The following is a schedule by year of estimated future rent expense on such leases as of December 31, 1995:

                                                                    YEAR ENDING
                                                                    DECEMBER 31,
                                                                    ------------
        1996.......................................................  $  514,000
        1997.......................................................     519,000
        1998.......................................................     524,000
        1999.......................................................     472,000
        2000.......................................................     318,000
        Thereafter.................................................     205,000
                                                                     ----------
            Total..................................................  $2,552,000
                                                                     ==========

12) SUBSEQUENT EVENTS

  In April 1996, the Company acquired the interests of Enron Oil & Gas Company in certain gas and oil properties, associated gas gathering lines and other well equipment located in Texas. The net purchase price at closing was approximately $53.2 million. The Company concurrently conveyed certain interests in particular wells to InterCoast Global Management, Inc., a wholly owned subsidiary of MidAmerican Capital. The Company retained a production payment on 100 percent of the net proceeds of production from such wells until approximately 80 percent of the estimated proved developed natural gas reserves attributable to the wells is

                           INTERCOAST ENERGY COMPANY
produced. In consideration, the Company received from InterCoast Global Management, Inc. $5.6 million in cash and a promissory note in the amount of $2.3 million, which is payable in 48 monthly installments over four years and bears interest at the prime rate. The total adjusted purchase price was $45.2 million. The Company recorded no gain or loss related to this transaction. The proved reserves associated with the production payment are included in the Company's estimated net quantities of oil and gas reserves presented in Note
14. The revenues and direct operating expenses for the acquired properties and gathering systems for 1995 were $14.7 million and $3.1 million, respectively.

  On May 22, 1996, the Company's Board of Directors and sole stockholder approved the Intercoast Energy Long Term Incentive Plan (the Stock Plan) which is to become effective upon, and only in the event of, consummation of the offering contemplated by the Registration Statement described below. The number of shares of Common Stock reserved for issuance upon exercise of options to be granted under the Stock Plan equals 10% of the number of shares issued and outstanding immediately after closing of the offering. The Board has granted options for 541,600 shares at a purchase price equal to the initial offering price at which shares are to be issued to the public. These options vest at a rate of one-third per year commencing one year from the date of the grant and expire ten years from the date of grant.

  On May 24, 1996, the Company filed a registration statement with the Securities and Exchange Commission relating to the proposed public offering by the Company of 6,150,000 previously unissued shares of its common stock.

  On June 19, 1996, an action was brought by Nab Nat. Resources, L.L.C. against several defendants, including InterCoast Oil and Gas, in the Second Judicial District Court, Claiborne Parish, State of Louisiana, seeking a declaration of the court that certain leases and a unit agreement had lapsed by reason of a cessation of production of oil or gas in paying quantities that allegedly occurred in the mid 1980's. The plaintiff also seeks, among other things, an accounting of the production of oil, gas and other minerals from the properties since the alleged lapse of the leases, damages of not less than $5,000,000 for restoration and clean up of the properties covered by the leases and certain other unquantified damages for trespass and mental anguish. The Company is in the preliminary stages of investigating the facts on which the lawsuit appear to be based. While the Company cannot predict the outcome of this litigation, the Company believes that an adverse judgment in this lawsuit would not have a material adverse effect on its financial condition or results of operations. The Company currently intends to continue its investigation of the lawsuit and to defend the action vigorously.

13) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The results of operations by quarter for the years ended December 31, 1994 and 1995 are as follows (in thousands, except per share amounts):

                                                  1994 QUARTER ENDED
                                      ------------------------------------------
                                      MARCH 31 JUNE 30  SEPTEMBER 30 DECEMBER 31
                                      -------- -------- ------------ -----------
Total revenues....................... $ 15,612 $ 15,529   $ 14,139    $ 13,332
Income before income taxes........... $  1,976 $  2,280   $  1,187    $    282
Net income........................... $  1,235 $  1,247   $    553    $    366
Net income per share................. $   0.16 $   0.16   $   0.07    $   0.04
                                                  1995 QUARTER ENDED
                                      ------------------------------------------
                                      MARCH 31 JUNE 30  SEPTEMBER 30 DECEMBER 31
                                      -------- -------- ------------ -----------
Total revenues....................... $ 12,991 $ 14,223   $ 14,047    $ 31,335
Income before income taxes........... $    556 $  1,219   $    581    $  2,010
Net income........................... $    367 $    591   $    214    $  1,713
Net income per share................. $   0.05 $   0.07   $   0.03    $   0.21

                           INTERCOAST ENERGY COMPANY

  In the fourth quarter of 1994, the Company experienced a significant decline in its realized gas price causing reductions in gas and oil revenues and income before income taxes as compared to the prior three quarters of 1994.

  In the fourth quarter of 1995, the Company acquired certain assets of GED Gas Services, L.L.C. The acquisition generated natural gas sales revenues of $14.1 million in such quarter that were not included in the 1994 fourth quarter results or the prior three quarters of 1995. Additionally, in the fourth quarter of 1995, the Company's gas production volumes and realized gas prices increased resulting in higher gas and oil revenues and income before income taxes as compared to the prior three quarters of 1995.

14) SUPPLEMENTARY OIL AND GAS DISCLOSURES

  Users of the following information should be aware that the process of estimating quantities of proved and proved developed oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessment possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

  Proved reserves are estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made.

  Proved developed reserves are proved reserves that can be expected to be recovered through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

  Capitalized costs for oil and gas producing activities consist of the following:

                                                        DECEMBER 31,
                                                 ----------------------------
                                                   1993      1994      1995
                                                 --------  --------  --------
                                                       (IN THOUSANDS)
Proved properties............................... $146,422  $184,502  $223,088
Unproved properties.............................    1,487     1,629     2,059
Accumulated depletion, depreciation and
 amortization...................................  (26,459)  (45,061)  (66,550)
                                                 --------  --------  --------
    Net capitalized costs....................... $121,450  $141,070  $158,597
                                                 ========  ========  ========

  Costs incurred for oil and gas property acquisition, exploration and development activities are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1993    1994    1995
                                                         ------- ------- -------
                                                             (IN THOUSANDS)
Development............................................. $12,749 $22,000 $34,639
Property acquisitions...................................  59,913  18,705   2,726
Exploration.............................................   2,322   2,144   3,480
                                                         ------- ------- -------
                                                         $74,984 $42,849 $40,845
                                                         ======= ======= =======

                           INTERCOAST ENERGY COMPANY

 Estimated Net Quantities of Oil and Gas Reserves--(Unaudited)

  The following table sets forth the Company's net proved reserves, including the changes therein, and proved developed reserves (all within the United States) at the end of each of the three years in the period ended December 31, 1995:

                                                  NATURAL   OIL AND
                                                    GAS     LIQUIDS     TOTAL
                                                  (MMCF)     (MBBL)    (MMCFE)
                                                 ---------  --------  ---------
Net proved reserves at December 31, 1992........  64,806.5   3,111.0   83,472.5
  Revisions of previous estimates...............  (6,649.3)    441.8   (3,998.5)
  Extensions, discoveries and other additions...  14,911.6     288.4   16,642.0
  Purchases of reserves in place................  55,740.1   5,840.3   90,781.9
  Production.................................... (12,741.8)   (690.8) (16,886.6)
  Sales of reserves in place....................  (4,043.7)    (35.6)  (4,257.3)
                                                 ---------  --------  ---------
Net proved reserves at December 31, 1993........ 112,023.4   8,955.1  165,754.0
  Revisions of previous estimates............... (10,931.0) (1,089.0) (17,465.0)
  Extensions, discoveries and other additions...  39,713.5     375.0   41,963.5
  Purchases of reserves in place................  23,804.9   1,489.6   32,742.5
  Production.................................... (15,590.9) (1,024.4) (21,737.3)
  Sales of reserves in place....................    (408.9) (1,402.5)  (8,823.9)
                                                 ---------  --------  ---------
Net proved reserves at December 31, 1994........ 148,611.0   7,303.8  192,433.8
  Revisions of previous estimates............... (22,594.8)  3,265.8   (3,000.0)
  Extensions, discoveries and other additions...  24,372.5     514.0   27,456.5
  Purchases of reserves in place................   1,119.2      12.7    1,195.4
  Production.................................... (17,835.4) (1,027.9) (24,002.8)
  Sales of reserves in place....................       0.0    (224.4)  (1,346.4)
                                                 ---------  --------  ---------
Net proved reserves at December 31, 1995........ 133,672.5   9,844.0  192,736.5
                                                 =========  ========  =========
Net proved developed reserves
  at December 31, 1993.......................... 100,660.0   8,173.0  149,698.0
  at December 31, 1994.......................... 115,099.0   6,717.0  155,401.0
  at December 31, 1995.......................... 111,189.0   8,255.0  160,719.0

 Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

  The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" (SFAS No. 69) and based on natural gas and crude oil reserve and production volumes estimated, in part by the Company, but primarily by the Company's independent petroleum engineers, Netherland, Sewell and Associates, Inc. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

  The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

                           INTERCOAST ENERGY COMPANY

  Under the Standardized Measure, future cash inflows were estimated by applying period-end oil and gas prices adjusted for fixed and determinable escalations to the estimated future production of period-end reserves. As of December 31, 1995, approximately 37.5 Bcf of gas of the Company's future production was subject to commodity price swap agreements (see Note 8). Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at future net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carryforwards. Use of a 10% discount rate is required by SFAS No. 69.

  Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as possible reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

  The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows:

                                                    AS OF DECEMBER 31,
                                               -------------------------------
                                                 1993       1994       1995
                                               ---------  ---------  ---------
                                                      (IN THOUSANDS)
   Future cash inflows.......................  $ 354,076  $ 369,430  $ 430,282
   Future production costs...................   (119,855)  (123,914)  (155,984)
   Future development and abandonment costs..    (13,886)   (24,003)   (16,078)
                                               ---------  ---------  ---------
   Future net cash flows before income
    taxes....................................    220,335    221,513    258,220
   Future income tax expense.................    (50,633)   (47,526)   (65,314)
   10% annual discount for estimating timing
    of cash flows............................    (51,500)   (47,943)   (55,982)
                                               ---------  ---------  ---------
   Standardized measure of discounted future
    net cash flows...........................  $ 118,202  $ 126,044  $ 136,924
                                               =========  =========  =========

  A summary of the principal changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves is as follows (unaudited):

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
   Beginning of the period......................  $ 62,177  $118,202  $126,044
                                                  --------  --------  --------
   Revisions of previous estimates:
   Changes in prices and costs..................      (551)  (25,715)    8,275
   Changes in quantities........................    (3,957)  (13,134)   (2,627)
   Changes in future development costs..........    (6,016)   (7,323)   (2,948)
   Previously estimated development costs
    incurred during the period..................     8,951    11,572    17,954
   Additions to proved reserves resulting from
    extensions and discoveries, less related
    costs.......................................    16,314    31,935    26,998
   Sales of reserves in place...................    (2,763)     (663)     (769)
   Purchases of reserves in place...............    68,074    27,006     2,085
   Accretion of discount........................     7,760    13,771    14,460
   Sales of oil and gas, net of production
    costs.......................................   (27,728)  (29,129)  (32,961)
   Net changes in income taxes..................    (4,089)      958   (12,684)
   Changes in estimated timing of production and
    other.......................................        30    (1,436)   (6,903)
                                                  --------  --------  --------
   Net increase.................................    56,025     7,842    10,880
                                                  --------  --------  --------
   End of period................................  $118,202  $126,044  $136,924
                                                  ========  ========  ========

                           INTERCOAST ENERGY COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                               DECEMBER 31, 1995 MARCH 31, 1996
                                               ----------------- --------------
                                                                  (UNAUDITED)
                                                        (IN THOUSANDS)
ASSETS
Current assets
  Cash and cash equivalents...................     $  8,303         $  1,879
  Accounts receivable.........................       23,016           25,656
  Other.......................................        1,640            1,393
                                                   --------         --------
    Total current assets......................       32,959           28,928
Gas and oil properties, net...................      158,597          166,231
Continental Power Exchange, Inc., net.........        4,030            4,338
Intangible and other assets, net..............        4,578            4,594
                                                   --------         --------
    Total assets..............................     $200,164         $204,091
                                                   ========         ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable............................     $ 17,482         $ 22,642
  Other current liabilities...................        3,966            4,525
                                                   --------         --------
    Total current liabilities.................       21,448           27,167
                                                   --------         --------
Accumulated deferred income taxes, net........       23,648           25,167
                                                   --------         --------
Long-term debt due to MidAmerican Capital.....       52,907           47,000
                                                   --------         --------
Stockholder's equity
  Common stock ($.01 par value, 25,000,000
   shares authorized, 7,927,500 shares issued
   and outstanding)...........................           79               79
  Additional paid-in capital..................       85,995           85,995
  Retained earnings...........................       16,087           18,683
                                                   --------         --------
    Total stockholder's equity................      102,161          104,757
                                                   --------         --------
    Total liabilities and stockholder's
     equity...................................     $200,164         $204,091
                                                   ========         ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                           INTERCOAST ENERGY COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                 THREE MONTHS ENDED MARCH 31,
                                                 -----------------------------
                                                     1995            1996
                                                 -------------- --------------
                                                        (IN THOUSANDS,
                                                  EXCEPT PER SHARE AMOUNTS)
INTERCOAST OIL AND GAS COMPANY
  Gas and oil revenues.......................... $      10,995  $       15,647
  Gas and oil operating expenses................        (3,645)         (3,508)
  Depreciation, depletion and amortization
   expense......................................        (5,115)         (6,214)
  General and administrative expense, net.......          (640)           (714)
                                                 -------------  --------------
                                                         1,595           5,211
                                                 -------------  --------------
INTERCOAST ENERGY MARKETING
  Natural gas sales revenues....................         1,996          34,972
  Cost of gas sold..............................        (1,874)        (34,184)
  Electric power sales revenues.................           --              406
  Cost of electric power sold...................           --             (292)
  Operating expenses............................          (209)           (596)
  General and administrative expense............          (103)           (181)
                                                 -------------  --------------
                                                          (190)            125
                                                 -------------  --------------
CONTINENTAL POWER EXCHANGE, INC.
  Administrative and development expense, net...          (460)           (739)
                                                 -------------  --------------
Corporate expenses..............................          (389)           (472)
                                                 -------------  --------------
Income before income taxes......................           556           4,125
Provision for income taxes......................           189           1,529
                                                 -------------  --------------
Net income...................................... $         367  $        2,596
                                                 =============  ==============
Average common shares outstanding...............         7,928           7,928
                                                 =============  ==============
Earnings per common share....................... $        0.05  $         0.33
                                                 =============  ==============


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                           INTERCOAST ENERGY COMPANY

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                                  (UNAUDITED)

                                     COMMON SHARES ADDITIONAL
                                     -------------   PAID-    RETAINED
                                     SHARES AMOUNT IN CAPITAL EARNINGS  TOTAL
                                     ------ ------ ---------- -------- --------
                                                   (IN THOUSANDS)
BALANCE AT DECEMBER 31, 1995........ 7,928   $79    $85,995   $16,087  $102,161
Net income..........................   --    --         --      2,596     2,596
                                     -----   ---    -------   -------  --------
BALANCE AT MARCH 31, 1996........... 7,928   $79    $85,995   $18,683  $104,757
                                     =====   ===    =======   =======  ========




  The accompanying notes to consolidated financial statements are an integral part of this statement.

                           INTERCOAST ENERGY COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                THREE MONTHS ENDED MARCH 31,
                                                ------------------------------
                                                     1995            1996
                                                --------------  --------------
                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income.................................... $          367  $        2,596
 Adjustments to reconcile net income to net
  cash from operating activities:
  Deferred income taxes, net...................          3,761           1,519
  Provision for depreciation, depletion and
   amortization................................          5,623           6,352
  Change in working capital items:
   Accounts receivable.........................         (1,046)         (2,640)
   Other current assets........................            320             247
   Accounts payable............................          1,560           5,160
   Other current liabilities...................          1,686             559
                                                --------------  --------------
    Net cash from operating activities.........         12,271          13,793
                                                --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Investments in:
  Gas and oil properties.......................        (10,389)        (13,847)
  Continental Power Exchange, Inc..............           (752)           (362)
 Other.........................................            (14)           (101)
                                                --------------  --------------
    Net cash from investing activities.........        (11,155)        (14,310)
                                                --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds of borrowings from MidAmerican
  Capital......................................            --            3,246
 Repayments of borrowings from MidAmerican
  Capital......................................         (2,607)         (9,153)
 Contributions from MidAmerican Capital........          1,169             --
                                                --------------  --------------
    Net cash from financing activities.........         (1,438)         (5,907)
                                                --------------  --------------
Net decrease in cash and cash equivalents......           (322)         (6,424)
Cash and cash equivalents at beginning of
 period........................................          5,127           8,303
                                                --------------  --------------
Cash and cash equivalents at end of period..... $        4,805  $        1,879
                                                ==============  ==============
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid (received) during the period for:
  Income taxes................................. $       (3,573) $           10
                                                ==============  ==============


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                           INTERCOAST ENERGY COMPANY

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1) GENERAL

  The accompanying consolidated financial statements have been prepared by InterCoast Energy Company (Company), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, all adjustments are of a normal and recurring nature and have been made to present fairly the financial position, the results of operations, the changes in cash flows and the changes in stockholder's equity for the periods presented. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these financial statements be read in conjunction with the audited, consolidated financial statements and notes thereto included in this Prospectus.

2) STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121

  On January 1, 1996, the Company adopted SFAS No. 121 regarding accounting for asset impairments. This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 had no impact on the Company's results of operations or financial position.

3) SUBSEQUENT EVENTS

  In April 1996, the Company acquired the interests of Enron Oil & Gas Company in certain gas and oil properties, associated gas gathering lines and other well equipment located in Texas. The net purchase price at closing was approximately $53.2 million. The Company concurrently conveyed certain interests in particular wells to InterCoast Global Management, Inc., a wholly owned subsidiary of MidAmerican Capital Company, the Company's sole stockholder. The Company retained a production payment on 100 percent of the net proceeds of production from such wells until approximately 80 percent of the estimated proved developed natural gas reserves attributable to the wells is produced. In consideration, the Company received from InterCoast Global Management, Inc. $5.6 million in cash and a promissory note in the amount of $2.3 million, which is payable in 48 monthly installments over four years and bears interest at the prime rate. The total adjusted purchase price was $45.2 million. The Company recorded no gain or loss related to this transaction. The proved reserves associated with the production payment are included in the Company's estimated net quantities of oil and gas reserves. The revenues and direct operating expenses for the acquired properties and gathering systems for the first quarter of 1996, which were not included in the Company's results of operations for the first quarter of 1996, were $3.7 million and $0.6 million, respectively.

  On May 22, 1996, the Company's Board of Directors and sole stockholder approved the Intercoast Energy Long Term Incentive Plan (the Stock Plan) which is to become effective upon, and only in the event of, consummation of the offering contemplated by the Registration Statement described below. The number of shares of Common Stock reserved for issuance upon exercise of options to be granted under the Stock Plan equals 10% of the number of shares issued and outstanding immediately after closing of the offering. The Board has granted options for 541,600 shares at a purchase price equal to the initial offering price at which shares are to be issued to the public. These options vest at a rate of one-third per year commencing one year from the date of the grant and expire ten years from the date of grant.

  On May 24, 1996, the Company filed a registration statement with the Securities and Exchange Commission relating to the proposed offering by the Company of 6,150,000 previously unissued shares of its Common Stock.

  On June 19, 1996, an action was brought by Nab Nat. Resources, L.L.C. against several defendants, including InterCoast Oil and Gas, in the Second Judicial District Court, Claiborne Parish, State of Louisiana, seeking a declaration of the court that certain leases and a unit agreement had lapsed by reason of a cessation of

                           INTERCOAST ENERGY COMPANY
production of oil or gas in paying quantities that allegedly occurred in the mid 1980's. The plaintiff also seeks, among other things, an accounting of the production of oil, gas and other minerals from the properties since the alleged lapse of the leases, damages of not less than $5,000,000 for restoration and clean up of the properties covered by the leases and certain other unquantified damages for trespass and mental anguish. The Company is in the preliminary stages of investigating the facts on which the lawsuit appear to be based. While the Company cannot predict the outcome of this litigation, the Company believes that an adverse judgment in this lawsuit would not have a material adverse effect on its financial condition or results of operations. The Company currently intends to continue its investigation of the lawsuit and to defend the action vigorously.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder and Board of Directors of InterCoast Energy Company:

  We have audited the accompanying statements of revenues and direct operating expenses of the Sawyer Canyon Properties (see Note 1) for the years ended December 31, 1995 and 1994. These statements are the responsibility of InterCoast Energy Company's management. Our responsibility is to express an opinion on these statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the statements of revenues and direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Sawyer Canyon Properties (see Note 1) for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Houston, Texas
June 28, 1996

                            SAWYER CANYON PROPERTIES

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                        YEAR ENDED               THREE MONTHS
                            -----------------------------------     ENDED
                            DECEMBER 31, 1994 DECEMBER 31, 1995 MARCH 31, 1996
                            ----------------- ----------------- --------------
                                                                 (UNAUDITED)
                                              (IN THOUSANDS)
REVENUES:
  Gas and oil..............      $20,661           $13,084          $3,425
  Gathering systems........        2,033             1,594             315
                                 -------           -------          ------
    Total revenues.........       22,694            14,678           3,740
                                 -------           -------          ------
DIRECT OPERATING EXPENSES:
  Gas and oil operating....        2,625             2,953             614
  Gathering systems........          163               105              31
                                 -------           -------          ------
    Total expenses.........        2,788             3,058             645
                                 -------           -------          ------
Excess of revenues over
 direct operating
 expenses..................      $19,906           $11,620          $3,095
                                 =======           =======          ======



    The accompanying notes are an integral part of this financial statement.

                           SAWYER CANYON PROPERTIES

         NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

(1) THE SAWYER CANYON PROPERTIES

  On March 30, 1996, Enron Oil & Gas Company (EOG) entered into a purchase and sale agreement (the Agreement) to sell certain gas and oil properties and related assets and two gathering systems (collectively, the Sawyer Canyon Properties) to InterCoast Oil and Gas Company (the Company). The purchase price as of the January 1, 1996 effective date, $55.5 million, was subject to certain adjustments including the net revenues (as defined in the Agreement) between the effective date and the closing date. The net purchase price at closing, April 12, 1996, was approximately $53.2 million of which $3.0 million was assigned to the carrying value of related gathering systems which were transferred to InterCoast Gas Services Company, an affiliated company. The properties, predominantly natural gas, and the associated gathering systems are located in West Texas. The Company has recorded the acquisition of the Sawyer Canyon Properties for accounting purposes as of April 12, 1996, the closing date of the acquisition.

  Concurrent with the closing of the acquisition of the Sawyer Canyon Properties from EOG, the Company conveyed certain interests in particular wells to InterCoast Global Management, Inc., a wholly owned subsidiary of MidAmerican Capital Company, the Company's indirect parent. The Company retained a production payment on 100 percent of the net proceeds of production of such wells until approximately 80 percent of the estimated proved developed natural gas reserves attributable to the wells has been produced. The Company received from InterCoast Global Management, Inc. $5.6 million in cash and a promissory note in the amount of $2.3 million, which is payable in 48 monthly installments over four years and bears interest at the prime rate. The Company recorded no gain or loss on this transaction.

(2) BASIS OF PRESENTATION

  Certain costs, such as depreciation, depletion and amortization, general and administrative expenses and federal and state income taxes were not allocated to the above properties because the property interests and related assets and gathering systems acquired represent only a portion of EOG's business and the costs incurred by EOG are not necessarily indicative of the costs to be incurred by the Company. Historical financial information reflecting financial position, results of operations and cash flows of the Sawyer Canyon Properties are not presented because the entire acquisition cost was assigned to the gas and oil property interests and the related gathering systems. Accordingly, the historical statements of revenues and direct operating expenses have been presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.

  Revenues and direct operating expenses for the gas and oil properties included in the accompanying statement represent EOG's interest in the properties and are presented on the accrual basis of accounting and may not be representative of future operations. Revenues on the gas and oil properties are shown net of any applicable severance taxes. Certain of the gas and oil properties qualify as high-cost natural gas wells and are currently exempt from Texas severance taxes. Depreciation, depletion and amortization, allocated general and administrative expenses and federal and state income taxes have been excluded.

  Revenues and direct operating expenses for the two gathering systems are presented on the accrual basis of accounting and may not be representative of future operations. Depreciation, depletion and amortization, allocated general and administrative expenses and federal and state income taxes have been excluded.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and direct operating expenses during the reporting period. Actual results could differ from those estimates.

(3) RELATED PARTY TRANSACTIONS

  Included in gas and oil revenues (excluding severance taxes and gathering and transportation expenses) for the gas and oil properties is approximately $21.2 million, $13.0 million and $3.0 million for the years ended

                           SAWYER CANYON PROPERTIES

December 31, 1994 and 1995, and the three months ended March 31, 1996, respectively, related to the sale of natural gas and crude oil and condensate volumes to affiliates of EOG.

  Included in revenues for the two gathering systems is approximately $1.8 million, $1.2 million and $0.3 million for the years ended December 31, 1994 and 1995, and the three months ended March 31, 1996, respectively, from the transportation of natural gas for EOG's production volumes, which are shown as a reduction in the related gas and oil revenues.

(4) COMMITMENTS AND CONTINGENCIES

  Pursuant to the terms of the Agreement, certain claims, litigation, or disputes pending as of the effective date and certain matters arising in connection with ownership of the properties or the gathering systems prior to the effective date are retained by EOG.

(5) SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

  Users of the following information should be aware that the process of estimating quantities of proved and proved developed oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

  Proved reserves are estimated quantities of natural gas, crude oil and condensate, that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made.

  Proved developed reserves are proved reserves expected to be recovered through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

  Estimates of proved and proved developed reserves at December 31, 1994 and 1993 were based on studies performed by the engineering staff of EOG. Estimates of proved and proved developed reserves at December 31, 1995 are based on estimates prepared by Netherland, Sewell and Associates, Inc.

 Estimated Net Quantities of Oil and Gas Reserves

                                                                        OIL AND
                                                                 GAS     LIQUIDS
                                                               (MMCF)    (MBBL)
                                                               -------  --------
   Net proved reserves at December 31, 1993...................  79,614     51
     Production............................................... (10,903)   (32)
                                                               -------    ---
   Net proved reserves at December 31, 1994...................  68,711     19
     Production...............................................  (8,145)   (17)
     Revisions of previous estimates and other................  (2,812)    77
                                                               -------    ---
   Net proved reserves at December 31, 1995...................  57,754     79
                                                               =======    ===
   Net proved developed reserves
    at December 31, 1994......................................  66,449     40
    at December 31, 1995......................................  55,546     72

                           SAWYER CANYON PROPERTIES

 Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Properties

  The following information has been developed utilizing procedures described by Statement of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities" and based on natural gas and crude oil reserve and production volumes estimated by the engineering staff of Netherland, Sewell and Associates, Inc. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the oil and gas properties or their performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the oil and gas properties.

  The future cash flows presented below are based on sales prices, cost rates, and statutory income tax rates in existence as of the date of the projections estimated by Netherland, Sewell and Associates, Inc. It is possible that material revisions to some estimates of natural gas and crude oil reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

  The future cash flows presented by the Company in the future will be based on the Company's cost structure and timing of future development and production and accordingly may be significantly different from those of EOG.

                                            DECEMBER 31, 1994 DECEMBER 31, 1995
                                            ----------------- -----------------
                                                      (IN THOUSANDS)
   Future cash inflows....................      $145,946          $133,190
   Future production costs................       (45,659)          (43,034)
   Future development costs...............        (1,573)           (1,573)
                                                --------          --------
   Future net cash flows..................        98,714            88,583
   Discount to present value at 10% annual
    rate..................................       (39,129)          (33,171)
                                                --------          --------
   Standardized measure of discounted
    future net cash flows relating to
    proved oil and gas reserves...........      $ 59,585          $ 55,412
                                                ========          ========

 Changes in Standardized Measure of Discounted Future Net Cash Flows

  The following table sets forth the changes in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves for the years ended December 31, 1994 and 1995:

                                            DECEMBER 31, 1994 DECEMBER 31, 1995
                                            ----------------- -----------------
                                                      (IN THOUSANDS)
   Beginning of period....................      $ 70,565          $ 59,585
   Accretion of discount..................         7,056             5,958
   Sales of oil and gas, net of production
    costs.................................       (18,036)          (10,131)
                                                --------          --------
   Net decrease...........................       (10,980)           (4,173)
                                                --------          --------
   End of period..........................      $ 59,585          $ 55,412
                                                ========          ========

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND
REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY
SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO
ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES
IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                               ----------------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   9
The Company..............................................................  17
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Unaudited Pro Forma Combined Financial Statements........................  21
Selected Historical Financial Data.......................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Business and Properties..................................................  33
Relationship Between the Company and the Parent..........................  54
Management...............................................................  58
Certain Transactions.....................................................  69
Principal and Selling Stockholder........................................  70
Description of Capital Stock.............................................  71
Shares Eligible for Future Sale..........................................  72
Underwriting.............................................................  73
Legal Matters............................................................  74
Experts..................................................................  75
Additional Information...................................................  75
Glossary.................................................................  76
Index to Financial Statements............................................ F-1

                               ----------------
  UNTIL     , 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                7,150,000 SHARES

                               INTERCOAST ENERGY
                                    COMPANY

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                            PAINEWEBBER INCORPORATED

                              MERRILL LYNCH & CO.

                               ----------------

                                       , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  All amounts, except SEC and NASD fees, are estimates.

      Securities and Exchange Commission registration fee.......... $ 45,366
      NASD filing fee..............................................   13,656
      New York Stock Exchange listing fee..........................  125,000
      Transfer agent's fees........................................    3,000
      Printing, engraving and shipping expenses....................  125,000
      Legal fees and expenses......................................  150,000
      Blue sky fees and expenses...................................   15,000
      Accounting fees..............................................  300,000
      Investment advisory fees.....................................  100,000
      Miscellaneous................................................   17,978
                                                                    --------
          Total.................................................... $895,000(1)
                                                                    ========

     --------
     (1) MidAmerican Capital, as a selling stockholder, will pay a pro rata share of such expenses based on the ratio of the total number of shares sold by it in the Offering to the total number of shares sold in the Offering.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law provides generally that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and, in a proceeding not by or in the right of the corporation, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such suit or proceeding, if he acted in good faith and in a manner believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Delaware law further provides that a corporation may not indemnify any person against expenses incurred in connection with an action by or in the right of the corporation if such person shall have been adjudged to be liable in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in the view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall deem proper. The Certificate of Incorporation and Bylaws provide that the Company shall indemnify an officer or director against liabilities incurred by such person as authorized under the Delaware General Corporation Law. In addition, in connection with the Offering the Company anticipates entering into specific agreements with the directors and officers of the Company providing for indemnification of such persons under certain circumstances. The Certificate of Incorporation also eliminates, subject to certain limitations, the liability of the Company's directors for monetary damages for breach of their fiduciary duty as directors.

  The form of Underwriting Agreement included as Exhibit 1.1 provides for indemnification of the Company and certain controlling persons under certain circumstances, including liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following information is furnished as to securities of the Company sold within the past three years which were not registered under the Securities Act. Each of the issuances and sales described below was effected and relies upon an exemption from registration under Section 4(2) of the Securities Act, for transactions by an issuer not involving any public offering, or other exemptions as set forth below. Grants of options are included only to the extent that such grants are considered to be sales. No underwriting discounts or commissions were paid in connection with such issuances and sales.

    1. On May 23, 1996, in connection with the organization of the Company, the Company issued 7,927,500 shares of Common Stock to MidAmerican Capital as consideration for the transfer to the Company of the stock of the Company's operating subsidiaries valued at $104.8 million as of March 31, 1996, consisting of aggregate retained earnings of $18,683,000 and aggregate cash capital contributions of $86,074,000.

    2. Effective May 22, 1996, the Company granted stock options for the purchase of 541,600 shares of the Common Stock to certain officers and key employees of the Company pursuant to the Stock Plan.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits*:

     EXHIBIT NO.                             EXHIBIT
     -----------                             -------
       1.1****   Form of Underwriting Agreement.
       3.1**     Certificate of Incorporation of the Company.
       3.2**     Bylaws of the Company.
       4.1***    Form of stock certificate for the Company's Common Stock, par value $0.01 per share.
       5.1***    Opinion of Conner & Winters, A Professional Corporation.
      10.1**     Purchase and Sale Agreement dated March 30, 1996, between the
                  Company and Enron Oil & Gas Company and Enron Oil & Gas
                  Marketing Inc.
      10.2**     Amendment to Purchase and Sale Agreement dated April 10, 1996, between the Company and Enron Oil & Gas Company and Enron Oil
                  & Gas Marketing, Inc.
      10.3       Revolving Credit Facility dated July 15, 1996, between the
                  Company and The First National Bank of Chicago.
      10.4****   Form of Administrative Services Agreement between the Company and MidAmerican Capital Company ("MidAmerican Capital").
      10.5**     InterCoast Energy Company Long Term Incentive Plan.
      10.6**     InterCoast Energy Company Non-Employee Director Restricted
                  Stock Plan.
      10.7**     Purchase and Sale Agreement dated April 12, 1996, between the
                  Company and InterCoast Global Management, Inc.
      10.8****   Form of Tax Sharing Agreement between the Company and
                  MidAmerican Capital.
      10.9****   Form of Indemnification Agreement between the Company and
                  MidAmerican Capital.
      10.10***   Promissory Note dated April 12, 1996, in the original
                  principal amount of $45,240,000 made by the Company in favor of MidAmerican Capital.
      10.11      Variable Balance Promissory Note and Loan Agreement dated May
                  23, 1996, in the maximum principal amount of $65,000,000 made by the Company in favor of MidAmerican Capital.
      10.12**    InterCoast Energy Company Performance Incentive Plan.
      10.13**    Medallion Production Company Performance Incentive Plan dated
                  April 1992, and addendums dated January 1994 and March 1994.
      10.14***   Asset Purchase Agreement dated December 15, 1995, between GED
                  Gas Services, L.L.C., Unit Corporation, Kevin J. Sullivan, as
                  Trustee of the Karen S. Sullivan Trust dated June 9, 1992,
                  Robert L. Bayless, Bill A. Queen, Burt B. Holmes, and Kent
                  Bogart, and GED Energy Services, Inc., and InterCoast Energy
                  Company.
      10.15****  Form of Sublease Agreement between the Company and MidAmerican
                  Capital.
      10.16****  Form of Sublease Agreement between Intercoast Gas Services
                  Company and AmGas, Inc.
      10.17****  Form of Registration Rights Agreement between the Company and
                  MidAmerican Capital.
      21.1***    Subsidiaries of the Registrant.
      23.1       Consent of Arthur Andersen LLP.
      23.2**     Consent of Netherland, Sewell and Associates, Inc.

     EXHIBIT NO.                           EXHIBIT
     -----------                           -------
       23.3**    Consent of Conner & Winters, A Professional Corporation
                  (included in Exhibit 5).
       23.4**    Consent of William E. Warnock, Jr.
       23.5**    Consent of Russell E. Christiansen.
       23.6**    Consent of Stanley J. Bright.
       23.7**    Consent of John A. Rasmussen, Jr.
       23.8**    Consent of George G. Daly.
       23.9**    Consent of Robert C. Thomas.
       24.1**    Power of Attorney (included in this Part II).
       27.1***   Financial Data Schedule.
       99.1***   Summary reserve report of Netherland, Sewell & Associates,
                  Inc. dated May 13, 1996.

    --------
       *Exhibits excluded are not applicable.

      **Filed with the Registration Statement on Form S-1, No. 333-4525, on May 24, 1996.

     *** Filed with Amendment No. 1 to the Registration Statement on Form
         S-1, No. 333-4525 on June 28, 1996.

    **** To be filed by Amendment.

  (b) Financial Statement Schedules:

    None.

  All other schedules are omitted as inapplicable or because the required information is contained in the financial statements or included in the footnotes thereto.

ITEM 17. UNDERTAKINGS.

  1. The undersigned Registrant hereby undertakes to provide to the Underwriters at the closings specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  3. The undersigned Registrant hereby undertakes that:

    (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DALLAS AND STATE OF TEXAS ON THE 18TH DAY OF JULY, 1996.

                                          InterCoast Energy Company

                                               /s/ Donald C. Heppermann
                                          By: _________________________________
                                                   DONALD C. HEPPERMANN
                                            CHAIRMAN AND CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                NAME                           TITLE                 DATE
                ----                           -----                 ----


    /s/ Donald C. Heppermann           Chairman, Chief          July 18, 1996
- -------------------------------------   Executive Officer
        DONALD C. HEPPERMANN            and Director
                                        (Principal
                                        Executive Officer)

     /s/ Daniel E. Lonergan            Vice President--         July 18, 1996
- -------------------------------------   Finance, Controller
         DANIEL E. LONERGAN             and Treasurer
                                        (Principal
                                        Accounting Officer
                                        and Principal
                                        Financial Officer)